As filed with the Securities and Exchange Commission on February 22, 2005
Registration No. 333-119812

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO
Form F-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Ainsworth Lumber Co. Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia	8731	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Ainsworth Engineered Corp.

(Exact name of Registrant as specified in its charter)

Nova Scotia	8731	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Ainsworth Engineered (USA), LLC

(Exact name of Registrant as specified in its charter)

Delaware	8731	331100810
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Ainsworth Engineered Canada Limited Partnership

British Columbia	8731	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1055 Dunsmuir Street

Vancouver, British Columbia
Canada V7X 1L3
(604) 661-3200
(Address and telephone number of Registrants’ principal executive offices)

CT Corporation System

111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service)

Copies to:

Christopher W. Morgan, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5
(416) 777-4700

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Principal Amount	Offering Price	Aggregate	Registration
Securities to be Registered	to be Registered	per Unit(1)	Offering Price	Fee

7 1/4% Senior Notes	$275,000,000	100%	$275,000,000	$34,842.50(1)

Senior Floating Rate Notes	$175,000,000	100%	$175,000,000	$22,172.50(1)

Guarantees	(2)	(2)	(2)	(2)

(1)	Paid previously.

(2)	The guarantees by Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC and Ainsworth Engineered Canada Limited Partnership are being registered hereunder without separate consideration.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

US$450,000,000

Ainsworth Lumber Co. Ltd.

OFFER TO EXCHANGE

all outstanding

7 1/4% Senior Notes due October 1, 2012

(US$275,000,000 aggregate principal amount) and
Senior Floating Rate Notes due October 1, 2010
(US$175,000,000 aggregate principal amount)

for

7 1/4% Senior Notes due October 1, 2012

(US$275,000,000 aggregate principal amount)
which have been registered under the Securities Act of 1933 and
Senior Floating Rate Notes due October 1, 2010
(US$175,000,000 aggregate principal amount)
which have been registered under the Securities Act of 1933

          US$275,000,000 aggregate principal amount of 7 1/4% Senior Notes due October 1, 2012, referred to in this prospectus as the original fixed rate notes, and US$175,000,000 aggregate principal amount of Senior Floating Rate Notes due October 1, 2010, referred to in this prospectus as the original floating rate notes, were originally issued and sold by us on September 22, 2004 in a transaction that was exempt from registration under the Securities Act and resold to qualified institutional buyers in compliance with Rule 144A under the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act. The original fixed rate notes and the original floating rate notes are referred to collectively in this prospectus as the original notes.

          The new 7 1/4% Senior Notes due October 1, 2012, or the new fixed rate notes, and the new Senior Floating Rate Notes due October 1, 2010, or the new floating rate notes, evidence the same respective indebtedness as the original notes, and their terms are identical, in each case, to the terms of the original notes, except that the new fixed rate notes and new floating rate notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear different CUSIP numbers from the original notes and will not entitle the holders to registration rights. The new fixed rate notes and the new floating rate notes are referred to collectively in this prospectus as the exchange notes.

          Our offer to exchange the exchange notes for original notes will expire at 5:00 p.m., New York City time, on                     , 2005, unless we extend the offer. The terms of the exchange offer are described in this prospectus.

          We do not intend to list the exchange notes on any national securities exchange and do not expect that an established trading market for the exchange notes will develop.

           See “Risk Factors” beginning on page 17 for a discussion of risks that you should consider in connection with tendering your original notes in the exchange offer.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Exchange Notes to be distributed in the exchange offer or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

PART I

INFORMATION REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

      You should rely only on the information contained in or incorporated by reference into this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document and the documents incorporated by reference may only be accurate on the date of such documents.

PRESENTATION OF FINANCIAL INFORMATION

      Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 22 to our audited consolidated financial statements included elsewhere in this prospectus and note 10 to our unaudited interim consolidated financial statements included elsewhere in this prospectus. The financial statements of Voyageur Panel Limited, or Voyageur, which we acquired on May 19, 2004, included in this prospectus have been prepared in accordance with Canadian GAAP. To the extent applicable to Voyageur’s financial statements, these principles conform in all material respects with U.S. GAAP, except as described in note 13 to Voyageur’s audited financial statements included elsewhere in this prospectus. The financial statements relating to the three OSB facilities located in Minnesota, or the Minnesota OSB facilities, that we are acquiring from Potlatch Corporation, or Potlatch, included in this prospectus have been prepared in accordance with Canadian GAAP. To the extent applicable to the audited financial statements relating to the Minnesota OSB facilities, these principles conform in all material respects with U.S. GAAP, except as described in note 11 to the audited financial statements relating to the Minnesota OSB facilities included elsewhere in this prospectus. The pro forma financial information included elsewhere in this prospectus has been prepared in accordance with Canadian GAAP, and gives effect to the offering of US$210 million aggregate principal amount of 6.750% senior notes due March 15, 2014 that we completed in March of 2004, our acquisition of Voyageur and the related offering by us of US$110 million aggregate principal amount of 6.750% senior notes due March 15, 2014, our acquisition of the Minnesota OSB facilities and the offering of original notes. To the extent applicable to the pro forma financial information, these principles conform in all material respects to U.S. GAAP, except as disclosed in note 6 to the pro forma financial information included elsewhere in this prospectus.

      In this prospectus we use EBITDA, which we define as operating earnings before amortization and write-down of capital assets, plus other income. EBITDA is not a measure of performance under Canadian GAAP or U.S. GAAP. We have included EBITDA in this prospectus because we believe that, in addition to net income (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures. To evaluate EBITDA, the components of EBITDA, such as net income and interest charges and the variability of such components over time, should also be considered. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all our cash needs. Our method of calculating EBITDA may differ from the methods used by other companies and, as a result, the EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures disclosed by other companies. For a reconciliation of EBITDA to net income (loss), see footnote 7 under “Selected Consolidated Financial and Other Data”.

i

EXCHANGE RATE DATA

      We present our consolidated financial statements in Canadian dollars and the Voyageur financial statements are also presented in Canadian dollars. The financial statements relating to the Minnesota OSB facilities included elsewhere in this prospectus have been presented in United States dollars. The pro forma financial information included in this prospectus has been presented in Canadian dollars. In this prospectus, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

      The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	Year ended December 31,

	2000	2001	2002	2003	2004

Low	0.6410	0.6241	0.6200	0.6349	0.7158
High	0.6969	0.6697	0.6619	0.7738	0.8493
Period End	0.6669	0.6279	0.6329	0.7738	0.8310
Average	0.6725	0.6444	0.6368	0.7186	0.7702

      The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates and the exchange rate at the end of the month based on the inverse of the noon buying rate as described above:

	Last six months

	August	September	October	November	December	January

Low	0.7506	0.7651	0.7858	0.8155	0.8064	0.8050
High	0.7714	0.7906	0.8200	0.8493	0.8435	0.8346
End of Month	0.7595	0.7906	0.8191	0.8402	0.8310	0.8067

      On February 17, 2005, the inverse of the noon buying rate was US$0.8123 = $1.00.

ii

SUMMARY

      The following section summarizes more detailed information presented later in this prospectus. You should read the entire prospectus, including, in particular, the “Risk Factors” beginning on page 17 and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise suggests, “we”, “us”, “our” and similar terms, as well as references to “Ainsworth”, refer to Ainsworth Lumber Co. Ltd. and its consolidated subsidiaries, references to “Voyageur” refer to Voyageur Panel Limited, predecessor to our wholly-owned subsidiary Ainsworth Engineered Corp. and “the Minnesota OSB facilities” refers to the three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids that we have acquired from Potlatch Corporation. In this prospectus, except where otherwise indicated, all amounts are expressed in Canadian dollars, references to “$” and “Cdn$” are to Canadian dollars and references to “US$” are to United States dollars. As used in this prospectus, “msf” means one thousand square feet, 3/8 of an inch thick, “mmsf” means one million square feet, 3/8 of an inch thick, “bsf” means one billion square feet, 3/8 of an inch thick, “North Central ( 7/16”)” refers to 7/16 of an inch thick North Central OSB, a product whose price is used as a benchmark in the OSB industry, “msf North Central ( 7/16”)” refers to one thousand square feet of North Central ( 7/16”), “m3” means cubic meters and “RISI” refers to Resource Information Systems Inc., an independent paper and forest products industry research firm.

Ainsworth Lumber Co. Ltd.

Overview

      We are a leading manufacturer of engineered wood products including oriented strand board, or OSB, and specialty overlaid plywood. We are currently the fourth largest manufacturer of OSB in North America and we believe one of the lowest-cost suppliers of OSB to the markets we serve. Based in Vancouver, British Columbia, we own and operate three modern, strategically located Canadian OSB manufacturing facilities, and we maintain a 50% ownership interest in a fourth Canadian facility, the High Level OSB facility. High Level has the largest design capacity of any OSB facility in the world and we believe that when production reaches design capacity it will be one of the world’s lowest cost OSB facilities. We also own and operate three OSB manufacturing facilities located in northern Minnesota, as described more fully below. In addition to our OSB operations, we are one of the two largest manufacturers of specialty overlaid plywood in North America.

      We have long-term timber tenure agreements with the provincial governments of British Columbia, Alberta and Ontario, and other long-term supply agreements that currently provide approximately 85% of the wood fiber requirements for our operations.

      We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. For the year ended December 31, 2003, over 30% of our revenue was generated from our AinsworthEngineered® value-added products, including export-standard OSB and specialty industrial OSB and plywood products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.

      On May 19, 2004, we acquired all of the outstanding shares of Voyageur Panel Limited, a private Canadian company that owns and operates an OSB facility in Barwick, Ontario, approximately 440 kilometers (275 miles) north of Minneapolis, Minnesota. The Barwick facility is equipped to produce four grades of OSB, including three grades of value-added OSB. In 2003, approximately 83% of the sales volume for the Barwick facility was commodity-grade OSB sheathing panels. Since acquiring the Barwick facility, we have increased its annual production capacity by approximately 9%, from 440 mmsf to the current annual capacity of 480 mmsf. We have also implemented key management changes and renegotiated several commercial contracts on more favorable terms. We expect to increase the production of value-added OSB manufactured at the Barwick facility from 17% of sales volume in 2003 to 40% by 2006. For the year ended December 31, 2003, substantially all of the Barwick facility’s shipments were to the United States, primarily to customers located in the Central region of the United States.

      On September 22, 2004, we acquired all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities that are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly owned subsidiary. In connection with the acquisition, we paid Potlatch a purchase price of approximately US$457.5 million (including certain adjustments upon closing).

      The Minnesota OSB facilities consist of three mills that produce commodity and value-added OSB products. The combined annual production capacity of the Minnesota OSB facilities was 1,350 mmsf, as of December 31, 2003; combined production of the three mills for the year ended December 31, 2003 was 1,337 mmsf. The Minnesota OSB facilities primarily serve the Central and Western regions of the United States. The Minnesota OSB facilities are located near our existing OSB facility in Barwick, Ontario.

      The majority of production at the Minnesota OSB facilities consists of commodity grade structural and underlayment OSB panel products. However, Potlatch has spent the past several years developing and marketing a series of specialty OSB products that are designed to meet specific construction applications, such as providing a radiant heat barrier, moisture resistance, insect resistance and fungal resistance. For the first six months of 2004, approximately 24% of the Minnesota OSB facilities sales volume was added products. These value-added OSB products can command a premium price relative to commodity panels. The value-added product portfolio of the Minnesota OSB facilities includes the following premium products:

•	OxTreme (a specialty flooring product);

•	Luminox (a heat resistant product);

•	OxTerminator (a termite resistant product);

•	Stairtread (a specialty stairway product); and

•	OxRimboard (a specialty floor systems product).

      The Minnesota OSB facilities employed approximately 600 salaried and hourly workers, as of December 31, 2004. Hourly employees at the Grand Rapids facility (approximately 130 individuals) are covered under a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union. All other employees at the Minnesota OSB facilities are non-union.

      Our common shares are traded on the Toronto Stock Exchange and for the year ended December 31, 2003, we generated revenues of $542.0 million, EBITDA of $201.6 million and net income of $123.7 million. For the nine months ended September 30, 2004, we generated revenues of $657.0 million, EBITDA of $309.1 million and net income of $112.3 million. For the year ended December 31, 2003, we generated 82% of our revenues from OSB sales. For the fiscal year ended December 31, 2003, Voyageur generated revenues of $143.7 million, adjusted EBITDA of $56.9 million and net earnings of $7.0 million. For the fiscal year ended December 31, 2003, the Minnesota OSB facilities generated net sales of US$314.5 million, EBITDA of US$109.1 million and net earnings of US$56.9 million. After giving effect to the Voyageur acquisition and the purchase of the Minnesota OSB facilities, on a pro forma basis as set forth herein, for the year ended December 31, 2003, we would have generated revenues of

$1,126.3 million, EBITDA of $411.3 million and net income of $192.6 million, and for the nine months ended September 30, 2004, we would have generated revenues of $1.2 billion, EBITDA of $571.3 million and net income of $234.5 million.

OSB Industry Overview

      OSB is a structural panel used in building applications, primarily as a substitute for plywood. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by residential and commercial construction activity. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2003 the average variable cost of production of OSB was $140 per msf in western Canada, $161 per msf in the U.S. North Central region and $142 per msf in Ontario and Quebec, compared to a 2003 average variable cost of production of plywood of $265 per msf in British Columbia and $260 per msf in the southern United States. Declining plywood-quality timber supplies are expected to continue to limit the efficient production of plywood. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 57% in 2003 and is projected to grow to 68% of the market by 2008. Furthermore, RISI estimates that between 1994 and 2003, annual consumption of OSB in North America grew at a 9% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard, radiant barrier sheathing and stair systems.

      OSB benchmark prices increased significantly in 2003, averaging US$293 per msf North Central ( 7/16”), an 84% increase over 2002 average OSB prices. This increase resulted from tight supply and demand conditions in the structural panels market, brought on by a robust new home construction market. Structural panel market prices have remained relatively high in 2004. In April 2004, OSB benchmark prices reached a record high of US$520 per msf North Central ( 7/16”). The average monthly OSB benchmark price for the first six months of 2004 was US$433 per msf North Central ( 7/16”). RISI is forecasting benchmark prices in 2004 to average a record high US$376 per msf North Central ( 7/16”), an increase of approximately 28% over 2003 average prices. According to RISI, North American housing starts, a major driver of structural panel demand, are expected to average 2.0 million per year between 2004 and 2008, and OSB demand is expected to grow at a 5.4% compounded annual growth rate over the same period.

      The industry is consolidated with the top eight suppliers controlling more than 88% of North American capacity. Due to long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several additional months to reach full production levels. Given these dynamics, RISI expects the demand capacity ratio for OSB to average 87% from 2004 through 2008.

Competitive Strengths and Opportunities

      We believe that our business has the following competitive strengths and opportunities:

      Established Modern OSB Facilities. Our existing four established Canadian OSB facilities, 100 Mile House (British Columbia), Grande Prairie (Alberta), High Level (Alberta) and Barwick (Ontario), utilize modern automated equipment and have economies of scale that increase efficiency and provide us with competitive advantages. The High Level facility, which we jointly own with another OSB producer, is the world’s largest OSB facility at 860 mmsf per year design capacity, twice that of the average North American single-line OSB facility. When High Level reaches its design capacity, we expect it to be one of the world’s lowest-cost OSB facilities, benefiting from economies of scale, a low-cost wood supply and state-of-the-art manufacturing equipment. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. Our wholly-owned Grande Prairie facility, the second-largest capacity single-line facility in the world after High Level, was recently benchmarked by an independent forest products research firm against 18 other North American OSB facilities and scored in the top quartile in a number of key operational measures, including total production costs, employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. For the year ended December 31, 2003, 100 Mile House’s value-added OSB products represented 63% of this facility’s total output. The Barwick facility was completed in 1997, and uses modern automated equipment that allows us to obtain operating cost efficiencies in a flexible manufacturing environment, which means that we can adjust our relative production of commodity and value-added OSB products to changes in market price and customer demand. At current rates of production, the High Level, Grande Prairie, 100 Mile House and Barwick facilities will provide annual OSB volumes of approximately 690 mmsf (of which 50% is ours), 670 mmsf, 425 mmsf and 480 mmsf, respectively. Our acquisition of the Minnesota OSB facilities has significantly enhanced our geographic balance, flexibility and product diversity. It also allowed us to optimize our overall efficiency and increase our ability to provide excellent service and flexibility to customers in the Central and Western regions of the United States. The acquisition also resulted in us obtaining additional intellectual property that will enable us to access new specialty product markets across our entire operations.

      Proven OSB Operators. Our senior managers average over 20 years of experience in the forest products industry and most of them have played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three OSB facilities were completed on-time and on-budget. We completed construction of 100 Mile House in 1994 with a design capacity of 360 mmsf per year and currently operate the mill at approximately 425 mmsf per year, or 18% above original design capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a design capacity of 540 mmsf per year and currently operate the mill at approximately 670 mmsf per year, or 24% above original design capacity. We also have improved our OSB profitability by reducing production costs while manufacturing a greater percentage of value-added products. Since acquiring the Barwick facility on May 19, 2004, we have increased its production capacity by approximately 7%. The Barwick facility currently has an annual production capacity of 480 mmsf, which we believe we can increase to 500 mmsf by 2006. According to an independent benchmarking study of 19 North American OSB mills, we have one of the best asset utilization rates in the industry, expressed in terms of OSB production per square foot of press. The Minnesota OSB facilities had an aggregate annual production capacity of 1,350 mmsf, as of December 31, 2003, which we believe we can increase to 1,500 mmsf by the end of 2007.

      Leading Market Positions. We are a leader in the value-added markets we serve, including export-standard OSB and specialty industrial products. We have the largest installed capacity designed to serve the growing Japanese OSB market. Both our 100 Mile House and Grande Prairie facilities were specifically designed to economically produce three-foot wide panels used in Japanese construction, as compared with four-foot wide panels used in North America. We are also a principal supplier of specialty overlaid plywood used to manufacture long-lasting concrete forming panels for the Canadian, United States and United Kingdom construction markets.

      Growing Value-Added Product Mix. Our business strategy is to continue to increase our revenues generated from value-added products including OSB webstock and rimboard, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-

added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered® value-added products across our OSB and specialty plywood businesses. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. We also believe that our acquisition of the Minnesota OSB facilities has provided us with a significant opportunity to expand our value-added product mix. For the first six months of 2004, approximately 24% of the Minnesota OSB facilities’ sales volume was value-added products. We believe we will be able to increase output of value-added products to approximately 40% of total sales volume for the Minnesota OSB facilities by 2007.

      Strategically Located OSB Facilities. The 100 Mile House, Grande Prairie and High Level facilities are within close proximity to western ports, providing us with a transportation cost and logistical advantage for supplying the Japanese and western United States markets. For example, the proximity of our 100 Mile House facility to the port of Vancouver allows us to supply our Japanese customers with less lead-time and at a lower cost than our competitors. In addition, all three of our western OSB facilities have direct rail access, which facilitates the cost-effective shipping of our products into the western United States. The U.S. Census Bureau has predicted the population in the western states we serve will grow at nearly double the rate of the total U.S. population over the next decade, which we believe will further increase the demand for OSB to meet housing requirements in some of the markets we serve. The Barwick facility, located immediately adjacent to the U.S. border in western Ontario, also has direct rail access, which provides us with competitive access to the Central region of the United States. The Minnesota OSB facilities, located in northern Minnesota, close to our Barwick facility, have increased our presence in this important market and further diversified our customer base. In addition, the Minnesota OSB facilities each have direct access to rail and highway transportation, which allows them to provide cost-effective shipping to the western United States.

Facilities

      Within the last 10 years we have been involved in the construction of three OSB facilities in western Canada, including 100 Mile House in British Columbia (completed in 1994), Grande Prairie in Alberta (completed in 1995) and High Level in Alberta (completed in 2000). We also operate a specialty overlaid plywood mill in Savona, British Columbia, an associated veneer plant in Lillooet, British Columbia and own a temporarily-closed finger-joined lumber mill in Abbotsford, British Columbia. On May 19, 2004 we acquired Voyageur, which operated an OSB facility in Barwick, Ontario. Our facilities represent total annual capacity of approximately 3,345 mmsf of OSB and 155 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America. We believe that our modern facilities will require only modest maintenance capital expenditures for the foreseeable future. In fiscal 2004 we incurred capital expenditures of approximately $19.5 million to maintain current operations (including expected maintenance capital expenditures relating to the Minnesota OSB facilities).

Oriented Strand Board

      Grande Prairie. We own and operate the world’s second-largest capacity single-line OSB facility (after the High Level OSB facility) in Grande Prairie, Alberta, which has an annual production capacity of approximately 670 mmsf. Grande Prairie uses a 12-foot wide forming line and press that provides the flexibility to produce, on a cost-efficient basis, a variety of panel dimensions and grades to suit both North American and Japanese markets. Grande Prairie’s low-cost position is supported by an abundant low-cost fiber supply, economies of scale and superior up-time and on-grade performance. In 2002, we invested approximately $9 million in Grande Prairie to increase capacity and reduce production costs.

      100 Mile House. We own and operate our 100 Mile House, British Columbia facility, which has an annual production capacity of approximately 425 mmsf. The 100 Mile House facility was the first OSB facility to use a nine-foot wide forming line and press that provides significant efficiency advantages over the more traditional eight-foot wide press and allows us to profitably serve the Japanese market where three-foot wide OSB is the standard. Our proximity to the port of Vancouver provides a significant competitive advantage on shipping costs and delivery time to the growing Japanese market, where we are the market leader. The 100 Mile House facility is our principal source of value-added OSB products for both our North American and Japanese customers. For the year ended December 31, 2003, 63% of production was value-added OSB products.

      Barwick. We own and operate a modern OSB mill located in Barwick, Ontario, for which construction was completed in 1997. The facility currently has an annual production capacity of approximately 480 mmsf per year, and for the year ended December 31, 2003, approximately 17% of sales volume was of value-added OSB products. We believe that, for the foreseeable future, the Barwick facility will require only modest expenditures for maintenance and capital improvements in line with historical averages. We also believe that with minimal additional investment, we can improve the facility in the short term through initiatives designed to reduce cost and increase production capacity to 500 mmsf per year.

      High Level. We are a 50% co-owner of the OSB facility at High Level, Alberta, which is designed to be the largest OSB facility in the world at 860 mmsf per year design capacity. We believe the High Level OSB facility will be one of the world’s lowest cost producers of commodity sheathing OSB once full production is achieved. High Level utilizes modern technology with a 12-foot wide forming line and continuous press. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of its timber needs at full capacity. This timber is secured through 2016 at very competitive stumpage rates. The facility, which commenced operations in October 2000, is now operating at approximately 80% of design capacity and continues to ramp up to full design capacity. High Level contributed approximately 158 mmsf to our total OSB sales volume for the six months ended June 30, 2004, and we expect our share of production will be increased to 430 mmsf per year once the facility is operating at design capacity.

      The Minnesota OSB Facilities. Our Minnesota OSB facilities are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The Bemidji facility’s two production lines had a combined annual production capacity of 535 mmsf, as of December 31, 2003. Production in the twelve months ended December 31, 2003 totaled 529 mmsf, of which approximately 80% was commodity products and approximately 20% was value-added and over-sized products. The Cook facility’s single production line had an annual production capacity of 440 mmsf, as of December 31, 2003. For the twelve months ended December 31, 2003, production at the Cook facility totaled 436 mmsf, nearly all of which was commodity OSB. The Grand Rapids facility’s single production line had an annual production capacity of 375 mmsf, as of December 31, 2003. For the twelve months ended December 31, 2003, the Grand Rapids facility produced 372 mmsf, comprised of approximately 40% of commodity products and approximately 60% of value-added and over-sized products. We have identified certain improvements that we feel will result in enhancements to existing production capacity at each of the Minnesota OSB facilities. We expect to increase total annual production capacity at the Minnesota OSB facilities from 1,350 mmsf as of December 31, 2003, to 1,500 mmsf by the end of 2007. We also expect to increase the production of value-added OSB manufactured at the Minnesota OSB facilities from 24% of sales volume in 2003 to 40% by 2007.

Specialty Overlaid Plywood

      We own and operate a specialty overlaid plywood mill in Savona, British Columbia, and an associated veneer plant in Lillooet, British Columbia. Specialty overlaid plywood is a high performance wood product used in concrete forms, trailer decking and paint-grade signs and earns premium prices over commodity plywood. We are one of the two largest manufacturers of specialty overlaid plywood in North America and our Pourform® brands of concrete forming products are recognized for their superior performance characteristics and longevity. Pourform® products are used in a diverse mix of concrete forming applications, including residential and high-rise construction, sports complexes, and highway and airport infrastructure projects. Our Lillooet veneer plant produces veneer principally for use in the Savona mill. The Lillooet plant has the ability to supply all of our Savona veneer needs; however, we also sell veneer to third parties depending on prevailing market conditions. We invested approximately $21 million in our Savona mill and Lillooet plant in the late 1990s to enhance our product offerings and lower our operating costs.

      Our corporate address is Suite 3194, Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3. Our telephone number is (604) 661-3200.

The Exchange Offer

      On September 22, 2004, we completed a private offering of the original notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and agreed to (1) file the registration statement, of which this prospectus forms a part, by November 22, 2004, (2) use our best efforts to have the registration statement declared effective by February 21, 2005, and (3) complete the exchange offer within 45 business days after the registration statement of which this prospectus forms a part becomes effective under the Securities Act. You are entitled to exchange in the exchange offer your original notes for exchange notes which evidence the same indebtedness as the original notes, the terms of which are substantially identical to the terms of the original notes, except that the exchange notes will be registered under the Securities Act and will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number than the original notes and will not entitle their holders to registration rights.

The Exchange Offer	With this exchange offer, we are offering to exchange (1) an aggregate principal amount of up to US$275.0 million of the new fixed rate notes for a like principal amount of the original fixed rate notes, and (2) an aggregate principal amount of up to US$175 million of the new floating rate notes for a like principal amount of the original floating rate notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on , 2005, unless we, in our sole discretion, extend it. See “Exchange Offer — Expiration of the Exchange Offer; Extensions; Amendments”.

Exchange Date	We will exchange the original notes promptly following the expiration date. See “Exchange Offer — Terms of the Exchange Offer”.

Procedures for Tendering Old Securities	For information on procedures for tendering original notes, see “Exchange Offer — Procedures for Tendering”.

Taxation	The exchange of the original notes for the exchange notes in the exchange offer will generally not be a taxable exchange. We believe you will not recognize any gain or loss for U.S. federal income tax purposes upon exchanging original notes for exchange notes in the exchange offer. See “Income Tax Considerations — U.S. Federal Income Tax Considerations”.

No taxes on income (including taxable capital gains) will be payable by a U.S. holder for Canadian federal income tax purposes solely as a consequence of the exchange of the original notes. See “Income Tax Considerations — Canadian Federal Income Tax Considerations.”

Resale	Based upon the position of the staff of the SEC as described in previous no-action letters issued to third parties, we believe that a holder who exchanges the original notes for exchange notes in the exchange offer and who satisfies certain other conditions generally may offer for resale, sell and otherwise transfer the exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act.

Any holder of the original notes using the exchange offer to participate in a distribution of the exchange notes cannot rely on the no-action letters referred to above. See “Exchange Offer — Purpose and Effect of the Exchange Offer”.

Remaining Old Notes	If you do not tender your original notes in the exchange offer or if we do not accept your original notes for exchange as described under “Exchange Offer — Terms of the Exchange Offer” you will continue to hold these original notes, and they will continue to bear legends restricting their transfer.

Exchange Agent	The Bank of New York will act as exchange agent for the exchange offer. See “Exchange Offer — Exchange Agent” for the exchange agent’s address and telephone number.

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds”.

The Exchange Notes

      The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Ainsworth Lumber Co. Ltd.

Securities Offered	US$275,000,000 aggregate principal amount of 7 1/4% Senior Notes due 2012.

US$175,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010.

Maturity	The Fixed Rate Notes will mature on October 1, 2012.

The Floating Rate Notes will mature on October 1, 2010.

Interest Rate	The Fixed Rate Notes will bear interest at a rate of 7 1/4% per annum (calculated using a 360 day year).

The Floating Rate Notes will bear interest at a rate per annum equal to LIBOR plus 3.75%. Interest on the Floating Rate Notes will be reset quarterly.

Interest Payment Dates	We will pay interest on the Fixed Rate Notes on June 30 and December 30, commencing December 30, 2004. Interest will accrue on the Fixed Rate Notes from the issue date of the Fixed Rate Notes.

We will pay interest on the Floating Rate Notes on March 30, June 30, September 30 and December 30, commencing December 30, 2004. Interest will accrue on the Floating Rate Notes from the issue date of the Floating Rate Notes.

Ranking	The exchange notes will be our senior unsecured obligations and will rank pari passu with our existing and future senior unsecured debt and senior to all existing and future subordinated debt. The guarantees by our subsidiaries will rank pari passu with the existing and future senior unsecured debt of our subsidiaries that guarantee the notes.

Subsidiary Guarantees	On the issue date, Ainsworth Engineered Corp., successor to Voyageur, Ainsworth Engineered (USA), LLC, and Ainsworth Engineered Canada Limited Partnership each a North American Restricted Subsidiary, will unconditionally guarantee the exchange notes.

If we create or acquire a new North American Restricted Subsidiary, it will guarantee the exchange notes unless we designate such subsidiary as a “Non-Guarantor Restricted Subsidiary” under the indenture.

Optional Redemption	We cannot redeem the new fixed rate notes until October 1, 2008, and the new floating rate notes until October 1, 2006. Thereafter, in each case, we may redeem some or all of the exchange notes at the redemption prices listed in the “Description of Notes” section under the heading “Optional Redemption,” plus accrued interest to the date of redemption.

Optional Redemption After Equity Offerings	At any time on one or more occasions (i) before October 1, 2007, we may redeem up to 35% of the aggregate principal amount of the new fixed rate notes outstanding at a redemption price equal to 107.25% of the principal amount of thereof and (ii) before October 1, 2006, we may redeem up to 35% of the aggregate principal amount of the new floating rate notes outstanding at a redemption price equal to 100% of the principal amount of thereof plus a premium equal to the rate per annum on the new floating rate notes applicable on the date on which notice of redemption is given, with money that we raise in one or more equity offerings, as long as:

• we redeem the applicable exchange notes within 60 days of completing the equity offering; and

• at least 65% of the aggregate principal amount of the exchange notes issued of the applicable series remains outstanding after the redemption of the notes.

Tax Redemption	If we become obligated to pay withholding taxes related to payments on the exchange notes as a result of changes affecting Canadian withholding taxes, we may redeem all, but not less than all, of the exchange notes at 100% of their principal amount plus accrued and unpaid interest to the redemption date. See “Description of Notes — Redemption — Redemption for Changes in Canadian Withholding Taxes.”

U.S. Withholding	Interest paid with respect to the exchange notes generally will be treated as if paid by a U.S. corporation for U.S. federal income tax purposes. Accordingly, interest paid to a holder that is not a U.S. person generally will be subject to U.S. federal withholding unless the interest qualifies for an exemption, such as the portfolio interest exemption. See “U.S. Federal Income Tax Considerations.”

Change of Control Offer	If a change in control occurs, we must offer to repurchase the exchange notes at 101% of their face amount, plus accrued interest.

We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

• we might not have enough funds at that time; or

• the terms of our senior debt may prevent us from paying.

Asset Sale Proceeds	If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay senior debt or make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of the exchange notes will be 100% of their principal amount, plus accrued interest.

Restrictive Covenants of the Indenture	The indenture under which the exchange notes will be issued will, among other things, restrict our ability to:

• incur additional indebtedness;

• pay dividends and make distributions;

• repurchase stock;

• make certain investments;

• transfer or sell assets;

• create liens;

• enter into transactions with affiliates;

• issue or sell stock of subsidiaries;

• create dividend or other payment restrictions affecting restricted subsidiaries; and

• merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

During any future period in which Moody’s Investors Service and Standard and Poor’s Ratings Services have each assigned an investment grade rating to the exchange notes, some of the covenants will cease to be in effect with the exception of the covenants that contain limitations on, among other things, the designation of restricted and unrestricted subsidiaries, consolidations, amalgamations, mergers and transfers of assets and liens. These covenants are subject to other important qualifications and limitations. For more details see “Description of Notes — Certain Covenants”.

Exchange and Registration Rights Agreement	We agreed to file, by November 22, 2004, an exchange offer registration statement relating to the exchange offer and to use our best efforts to cause the registration statement to become effective by February 21, 2005. This prospectus is a part of the exchange offer registration statement. In the event that the applicable law or interpretations of the staff of the SEC do not permit us to effect the exchange offer, we will use our best efforts to cause to become effective a shelf registration statement with respect to the resale of the original notes and to keep the resale registration statement effective for a period of up to two years.

If the registration statement does not be come effective, or if the exchange offer is not completed, in each case within specified time periods, special interest will accrue and be payable. See “The Exchange Offer — Purpose and Effect of the Exchange Offer”.

Risk Factors

      You should carefully consider all of the information in this prospectus. In particular, you should read the specific risk factors under the section entitled “Risk Factors” for a discussion of certain material risks involved with an investment in the notes.

Ainsworth Summary Historical and Pro Forma Financial and Other Data

      You should read the summary consolidated financial historical and other data set forth below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in each case included elsewhere in this prospectus. Our statement of operations data for the fiscal years ended December 31, 2003, 2002 and 2001 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our statement of operations data for the six months ended June 30, 2004 and 2003 and our balance sheet data as at June 30, 2004 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The following table also sets forth summary pro forma consolidated financial data for the fiscal year ended December 31, 2003 and the six months ended June 30, 2004. The summary pro forma consolidated financial data set forth below gives effect to the offering of US$210 million aggregate principal amount of 6.750% senior notes due March 15, 2014 that we completed in March of 2004, our acquisition of Voyageur on May 19, 2004 and the related offering by us of US$110 million aggregate principal amount of 6.750% senior notes due March 15, 2014 that we completed in May of 2004, the acquisition of the Minnesota OSB facilities and this offering as if they had each occurred on January 1, 2003, and have been derived from our historical financial statements for the year ended December 31, 2003 and the six months ended June 30, 2004, Voyageur’s historical financial statements for the year ended December 31, 2003 and the three months ended March 31, 2004 and the historical financial statements relating to the Minnesota OSB facilities for the year ended December 31, 2003 and the six months ended June 30, 2004, all of which are included elsewhere in this prospectus. The pro forma consolidated financial data is based on available information and certain assumptions that we consider reasonable. The unaudited pro forma consolidated statement of operations data do not purport to represent what our results of operations would have been if the Voyageur acquisition, the Minnesota OSB facilities acquisition or this offering, as the case may be, had occurred as of the date indicated or what the results would be for future periods. In the opinion of our management, our unaudited consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods. Interim results are not necessarily indicative of results for any other interim period or for a full year. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 22 to our audited consolidated financial statements included elsewhere in this prospectus and note 10 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

	Historical						Pro Forma

							Twelve
					Nine months ended		months	Nine months
	Fiscal year ended December 31,				September 30,		ended	ended
							December 31,	September 30,
	2001(1)(2)	2002(1)	2003(1)		2003(1)	2004(1)(3)	2003	2004

	(in millions, except ratios and production data)
Statement of Operations Data
Canadian GAAP
Sales	$388.7	$421.7	$542.0		$369.4	$657.0	$1,126.3	$1,163.2
Cost of products sold	306.0	329.6	321.8		245.2	312.1	687.5	551.3
Selling and administration	22.7	21.9	18.2		13.3	15.9	25.2	20.9
Amortization of capital assets	30.4	32.0	33.0		23.0	30.5	89.0	62.8
Write-down of capital assets	3.3	1.0	13.7	(4)	—	—	13.7	—

Operating earnings	26.3	37.2	155.3		87.9	298.6	311.0	528.2
Interest charges(5)(6)	51.7	57.2	51.2		39.2	24.5	85.4	53.1
Amortization of finance charges	8.3	5.3	4.9		3.6	2.5	9.1	4.8
Loss on repurchase of debt	—	—	0.1		—	106.2	0.1	106.2
Other (income) expense	(2.8)	(2.9)	0.5		(1.4)	19.9	2.4	19.8
Unrealized foreign exchange (gain) loss on long term debt	17.4	(4.3)	(76.9)		(64.1)	(27.7)	(76.9)	(27.6)

Income (loss) before income taxes	(48.4)	(18.1)	175.6		110.6	173.2	291.0	372.0
Income tax expense (recovery)	(18.7)	(0.3)	51.9		27.9	60.9	98.5	137.5

Income (loss) from continuing operations	(29.7)	(17.9)	123.7		82.7	112.3	192.6	234.5
Gain (loss) from discontinued operations	4.2	—	—		—	—	—	—

Net income (loss)	$(25.4)	$(17.9)	$123.7		$82.7	$112.3	$192.6	234.5

U.S. GAAP
Net income (loss)	$(25.8)	$(17.0)	$125.0		$83.4	$113.1
Other Financial Data
Canadian GAAP
EBITDA(7)	$62.8	$73.0	$201.6		$112.3	$309.1	$411.3	$571.3
Capital Expenditures(8)	20.1	14.1	8.2		5.7	9.3
Ratio of earnings to fixed charges(9)	—	—	4.1x		2.9x	5.1x	3.0x	5.0x
U.S. GAAP
EBITDA(7)	62.8	73.0	201.6		112.3	309.1	$411.3	$571.3
Other Selected Operating Data
OSB production volume (mmsf)	1,197	1,284	1,351		999	1,251
Specialty plywood production volume (mmsf)	86	98	119		85	109
Average OSB price realized ($ per msf)(10)	$205	$202	$294		$298	$454
Average specialty plywood price realized ($ per msf)(10)	$683	$663	$601		650	677

As at
September 30, 2004

(in millions)
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$154.6
Total assets	1,424.2
Total debt, including current maturities(11)	962.6
Shareholders’ equity	216.0
U.S. GAAP
Total assets	$1,417.0
Total debt, including current maturities(11)	962.6
Shareholders’ equity	260.1

(1)	Sales and costs of products sold figures reported in this table have been reclassified to include freight revenue and freight and other distribution costs. Previously, these items were netted from sales consistent with industry practice at the time.

      The effect of the change in presentation is summarized below:

				Nine months
	Fiscal year ended			ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

	(in millions)
Net sales	$326.7	$356.1	$481.1	$322.8	$600.7
Freight and other distribution costs	62.0	65.6	60.9	46.6	56.3

Gross sales	$388.7	$421.7	$542.0	$369.4	$657.0

Costs of products sold, excluding freight and other distribution costs	$244.0	$264.0	$260.9	$198.6	$255.8
Freight and other distribution costs	62.0	65.6	60.9	46.6	56.3

Cost of products sold, including freight and other distribution costs	$306.0	$329.6	$321.8	$245.2	$312.1

(2)	Operations at the High Level OSB facility commenced in October 2000 with income contributions being realized commencing in April 2001.

(3)	Includes the results of operations of Voyageur Panel Limited, predecessor to Ainsworth Engineered Corp., our wholly-owned subsidiary, for the period May 19, 2004 to June 30, 2004.

(4)	Includes a $13.3 million write-down of capital assets related to the previously planned expansion of the Grande Prairie OSB facility.

(5)	Interest charges includes interest expense for the period, excluding amortization of deferred financing costs, amortization of deferred debt discounts, amortization of consent and commitment fees, unrealized foreign exchange (gains) losses on long-term debt and realized foreign exchange losses upon repayment of principal.

(6)	Excludes $1.5 million of interest charges capitalized to the High Level project during fiscal 2000.

(7)	EBITDA represents operating earnings before amortization and write-down of capital assets, plus interest and other income. For more information regarding EBITDA, see “Presentation of Financial Information”. The following table shows a reconciliation of EBITDA to net income (loss).

	Historical
						Pro Forma

				Nine months		Twelve
				ended		months	Nine months
	Year ended December 31			September 30,		ended	ended
						December 31,	September 30,
	2001	2002	2003	2003	2004	2003	2004

	(in millions)
Net income (loss)	$(25.4)	$(17.9)	$123.7	$82.7	$112.3	$192.6	$234.5
Add: Loss (gain) from discontinued operations	(4.2)	—	—	—	—	—	—
Income tax (recovery) expense	(18.7)	(0.3)	51.9	27.9	60.9	98.5	137.5
Foreign exchange (gain) loss on long- term debt	17.4	(4.3)	(76.9)	(64.1)	(27.7)	(76.9)	(27.6)
Amortization of finance charges	8.3	5.3	4.9	3.6	2.5	9.1	4.8
Interest charges	51.7	57.2	51.2	39.2	24.5	85.4	53.1
Loss on repurchase of debt	—	—	0.1	—	106.2	0.1	106.2
Write-down of capital assets	3.3	1.0	13.7	—	—	13.7	—
Amortization of capital assets	30.4	32.0	33.0	23.0	30.5	89.0	62.8

EBITDA	$62.8	$73.0	$201.6	$112.3	$309.1	$411.3	$571.3

(8)	Includes capital expenditures of $144.7 million related to the construction of the High Level OSB facility during the years ended December 31, 1999, 2000 and 2001.

(9)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. For the fiscal years ended December 31, 2002 and 2001, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP by $18.1 and $48.4 million respectively and under U.S. GAAP by $17.2 and $48.8 million respectively.

(10)	$ per msf (3/8”).

(11)	Net of unamortized deferred discount.

RISK FACTORS

      An investment in the notes involves risk. You should carefully consider the following risk factors, as well as the other information contained in this prospectus, before tendering your original notes for exchange notes. Any of the following risks could materially adversely affect our business, financial condition, results of operations and cash flows. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and cash flows. Certain statements under this caption constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

Risks Related to the Exchange Notes

If you do not properly tender your original notes, you will not receive exchange notes in the exchange offer, and you may not be able to sell your original notes.

      We will issue exchange notes only in exchange for original notes that are timely received by the exchange agent, together with all required documents, including a properly completed and duly signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the original notes, and you should carefully follow the instructions on how to tender your original notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the original notes. If you do not tender your original notes or if we do not accept your original notes because you did not tender your original notes properly, then, after we consummate the exchange offer, you will continue to hold original notes that are subject to the existing transfer restrictions. In general, you may not offer or sell the original notes unless they are registered under the Securities Act or offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws. Although we may in the future seek to acquire unexchanged original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, we have no present plans and are not required to acquire any unexchanged original notes or to file with the SEC a shelf registration statement to permit resales of any unexchanged original notes. In addition, holders of original notes other than the initial purchasers or holders who are prohibited by applicable law or SEC policy from participating in the exchange offer or who may not resell the exchange notes acquired in the exchange offer without delivering a prospectus, will not have any further registration rights and will not have the right to receive special interest on their original notes.

The market for the original notes may be significantly more limited after the exchange offer.

      Because we anticipate that most holders of original notes will elect to exchange their original notes, we expect that the liquidity of the market for any original notes remaining after the completion of the exchange offer may be substantially limited. Any original notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the original notes outstanding. Accordingly, the liquidity of the market for any original notes could be adversely affected and you may be unable to sell them. The extent of the market for the original notes and the availability of price quotations would depend on a number of factors, including the number of holders of original notes remaining outstanding and the interest of securities firms in maintaining a market in the original notes. An issue of securities with a smaller number of units available for trading may command a lower, and more volatile, price than would a comparable issue of securities with a larger number of units available for trading. Therefore, the market price for the original notes that are not exchanged may be lower and more volatile as a result of the reduction in the aggregate principal amount of the original notes outstanding.

Non-U.S. holders of the exchange notes are subject to restrictions on the resale of the exchange notes.

      We sold the original notes in reliance on exemptions from the laws of other jurisdictions where the exchange notes were offered and sold, and therefore the original notes may be transferred and resold, including pursuant to the exchange offer, only in compliance with the laws of those jurisdictions to the extent applicable to the transaction, the transferor and/or the transferee. Although we registered the exchange notes under the Securities Act, we did not, and do not intend to, qualify the exchange notes for distribution in Canada by prospectus and, accordingly, the exchange notes will remain subject to restrictions on resale in Canada. In addition, non-U.S. holders will remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

We have significant indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations related to the notes.

      We currently have and after this exchange offer will continue to have a significant amount of indebtedness and significant debt service obligations. As of June 30, 2004, including the original notes, we would have had $1.0 billion of indebtedness. In addition, as of June 30, 2004, we had outstanding letters of credit of approximately $5.5 million. Despite our current level of indebtedness, our credit facility permits us to borrow up to $50.0 million, subject to a borrowing base, and the indenture governing the notes and our credit facility will permit us and our subsidiaries to incur additional debt in the future, subject to limitations, which would increase the risks described below.

      This high degree of leverage could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes and other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.

We may not generate cash flow sufficient to service all of our obligations, including our obligations related to the exchange notes.

      Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including the exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in our indentures and the agreement governing our credit facility; and

•	other factors, including the condition of the financial markets or the forest products industry, particularly the OSB market.

      As a result, we may not be able to refinance any of our indebtedness, including the exchange notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the exchange notes.

The exchange notes will be structurally subordinated to the indebtedness of our subsidiaries that are not guarantors of the notes.

      You will not have any claim as a creditor against any of our future subsidiaries that are not subsidiary guarantors of the exchange notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution, upon a liquidation or otherwise, to us to meet our obligations with respect to the exchange notes.

The exchange notes will be unsecured and effectively subordinated to our future secured indebtedness.

      The exchange notes will be senior unsecured obligations, ranking effectively junior in right of payment to all our future secured debt, including obligations under our credit facility, to the extent of the collateral securing the debt. In addition, the indenture governing the exchange notes permits the incurrence of additional debt, some of which may be secured debt.

      If we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to the exchange notes. Holders of the exchange notes will participate ratably in our remaining unencumbered assets with all holders of our unsecured indebtedness that is deemed to rank equally with the exchange notes, and potentially with secured creditors (to the extent that the collateral securing our indebtedness to them is of insufficient value to satisfy that indebtedness), and with all of the other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. If any of the foregoing events occur, there may be insufficient assets to pay the full amounts due on the exchange notes.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

      The indenture governing the exchange notes offered hereby, and the indentures and agreement governing our existing senior notes and credit facility, respectively, contain covenants that, among other things, limit our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions;

•	repurchase stock;

•	make certain investments;

•	transfer or sell assets;

•	create liens;

•	enter into transactions with affiliates;

•	issue or sell stock of subsidiaries;

•	create dividend or other payment restrictions affecting restricted subsidiaries; and

•	merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

      All of these restrictions may limit our ability to execute our business strategy. Moreover, if our operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders, including you, could accelerate our indebtedness. If our indebtedness is accelerated, we may not be able to repay all of our indebtedness, in which case your exchange notes may not be fully repaid, if at all.

We may be unable to purchase exchange notes in the event of a change of control.

      Upon the occurrence of a change of control, as defined in the indenture, we will be required to make an offer to purchase exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have available funds to pay the purchase price at the time of such an event. In addition, the terms of our credit facility may prevent us from purchasing the exchange notes. Under our credit facility, a change of control would constitute an event of default that would require us to repay all amounts outstanding under the credit facility. We may not have sufficient funds to repay our credit facility and make the required offer to purchase at the time of such event. Any future debt that we incur may also contain restrictions on the purchase of the exchange notes.

Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the notes.

      We are organized under the laws of the Province of British Columbia and, currently, substantially all of our assets are located in Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts outside of the United States would recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us.

      The rights of the trustee to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of the exchange notes, who may not otherwise be willing to accept it. Moreover, this provision of the legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

      The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian bankruptcy legislation following commencement of or during such a proceeding, payments under the exchange notes may be discontinued, the trustee may be unable to exercise its rights under the indenture and holders of the exchange notes may not be compensated for any delays in payments, if any, of principal and interest. Further, the holders of the exchange notes may receive in exchange for their claims a recovery that could be substantially less than the amounts of their claims (potentially even nothing) and any such recovery could be in the form of cash, new debt instruments or some other security.

Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.

      We are organized under the laws of the Province of British Columbia. All of our directors, controlling persons, officers and the representatives of the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and, currently, substantially all of our assets are located outside the United States. It may not be possible, therefore, for you to effect service of process within the United States upon us, our directors and officers or such experts. There is uncertainty as to the enforceability in Canadian courts of (1) an original action predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws. Therefore, you may not be able to secure judgment against us, our directors and officers or such experts in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.

There is currently no active trading market for the exchange notes. If an active trading market does not develop for the exchange notes, you may not be able to resell them.

      No active trading market currently exists for the exchange notes and an active trading market may not develop in the future. The exchange notes will not be listed on any securities exchange, although we expect that each series of exchange notes will be eligible for trading in the PORTAL Market. If an active trading market does not develop, it could have an adverse effect on the market price of, and your ability to sell, the exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the exchange notes, if any, may be subject to similar disruptions. The trading price may depend upon prevailing interest rates, the market for similar securities, and other factors, including general economic conditions and our financial condition, performance and prospects. These factors could adversely affect you as a holder of exchange notes.

Federal and state statutes in the United States and federal and provincial statutes in Canada allow courts, under specific circumstances, to void the guarantees and require the holders of the exchange notes to return payments received from the guarantors.

      Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees could be voided, or claims in respect of the guarantees could be subordinated to all of a guarantor’s other debts if, among other things,

•	such guarantor, at the time the debt evidenced by the guarantee was incurred, received less than reasonably equivalent value or fair consideration for the incurrence of such debt, or

•	the guarantee (as the case may be) was incurred with the intent to hinder or delay any of such guarantor’s present or future creditors, and such guarantor:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to us or such guarantor, or to a fund for the benefit of creditors of such guarantor.

      Under Canadian federal bankruptcy law and provincial fraudulent conveyance and preference laws, the guarantees could be voided or voidable if, among other things:

•	the guarantee (as the case may be) was incurred at a time when the guarantor was in insolvent circumstances, unable to pay its debts in full or knew itself to be on the eve of insolvency and with intent to defeat, hinder, delay, defraud or prejudice one or more creditors, with intent to prefer one creditor over other creditors or which has the effect of preferring one creditor over other creditors;

•	the guarantee (as the case may be) has the effect of preferring one creditor over other creditors and a proceeding is brought to set aside the guarantee, or the guarantor makes an assignment for the benefit of its creditors, within 60 days of the issuance of the guarantee;

•	the guarantee (as the case may be) was incurred with intent to defeat, hinder, delay or defraud creditors or others of their just and lawful actions, suits, debts, accounts, damages, penalties or forfeitures; or

•	the guarantee (as the case may be) was incurred with intent to prefer one creditor over other creditors, and within three months of the happening of an initial bankruptcy event (the filing of an assignment, a proposal or a notice of proposal by the guarantor, or the filing of a petition for a receiving order against the guarantor).

      If the guarantee is voided, any payment by a guarantor pursuant to its guarantee could be required to be returned to us or a creditor or creditors of such guarantor, or to a fund for the benefit of creditors of such guarantor.

      The measures of insolvency for purposes of these fraudulent transfer or preference laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer or preference has occurred. Generally, however, a person would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      On the basis of historical financial information, recent operating history and other factors, we believe that, after giving effect to this offering, the guarantor will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

Risks Related to Our Business and the Forest Products Industry

Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.

      The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by the residential and commercial construction and repair and remodeling industries. These industries in turn are affected by real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past five years, monthly average prices for commodity sheathing OSB have ranged from a low of US$131 per msf North Central ( 7/16”) to a high of US$508 per msf North Central ( 7/16”). We are unable to predict market conditions and selling prices for our OSB products, which may decline from current levels. Weakness in the market, particularly in North America, could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness, including the exchange notes. We cannot predict with certainty what market conditions, demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows.

Intense competition could reduce our market share and harm our financial performance.

      We compete in North America and in overseas export markets with numerous forest products companies, ranging from very large integrated firms, most of which are larger than we are, to smaller firms that manufacture only a few products. We also compete indirectly with firms that manufacture substitutes for wood building materials. Our competitive position is influenced by the availability, quality and cost of raw materials, energy and labor costs, plant efficiencies and productivity in relation to our competitors. Some of our competitors may have lower fiber and labor costs and fewer environmental and governmental regulations to comply with than we do. Other competitors are less leveraged than we are and therefore have greater financial resources than we do.

      We currently face substantial competition in the OSB industry and may face increased competition in the years to come if new manufacturing facilities are built in North America and elsewhere. In addition, OSB capacity is constantly increasing as a result of improvements to existing mills. In periods of reduced demand, which lead to lower OSB prices, we may not be able to compete with competitors who have greater financial resources and who are better able to weather a prolonged decline in prices.

Because of our product concentration, declines in demand or prices for OSB could have a significant impact on our revenues and profitability.

      We are primarily a manufacturer of OSB and, to a lesser extent, a producer of specialty overlaid plywood. For the year ended December 31, 2003, we generated 82% of our revenues from OSB sales and for the six months ended June 30, 2004, we generated 86% of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration could increase our exposure to a decline in demand or prices for OSB as a result of general economic conditions affecting housing starts, renovations and remodeling or industrial construction activity or the other factors described above.

We may incur unexpected costs or liabilities as a result of our recent acquisition of Voyageur and our acquisition of the Minnesota OSB facilities.

      Although we conducted what we believed to be a prudent and thorough level of investigation in connection with our recent acquisition of Voyageur and our acquisition of the Minnesota OSB facilities, in each case, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the Barwick facility and the Minnesota OSB facilities. In the course of our operation of the Barwick facility, or following our acquisition of the Minnesota OSB facilities, we may discover that we have acquired substantial undisclosed liabilities. In addition, we may be unable to retain the Minnesota OSB facilities’ existing customers or employees following our acquisition of the Minnesota OSB facilities. The existence of undisclosed liabilities at the Barwick facility or the Minnesota OSB facilities, or our inability to retain existing customers or employees at the Minnesota OSB facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to successfully integrate the Minnesota OSB facilities into our existing operations.

      To effectively integrate the Minnesota OSB facilities into our current operations we must establish appropriate operational, administrative, finance, management systems and controls and marketing functions relating to the facilities. These efforts will require substantial attention from our management team. This diversion of management attention, as well as any other difficulties which we may encounter in completing the transition and integration process, could have an adverse impact on our business, financial condition, results of operations and cash flows. In addition, we cannot assure you that we will be successful in integrating the Minnesota OSB facilities, or that expected benefits, including increased production, increased value-added product mix and reduced costs, will be realized.

We are exposed to currency exchange risk which could have a material adverse effect on us.

      Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2004, over 75% of our sales and substantially all of the sales generated by the Barwick and the Minnesota OSB facilities were denominated in U.S. dollars. Although we purchase certain quantities of raw materials in U.S. dollars, most of our operating costs are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2003 to September 30, 2004, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.16, or 24.5%.

      In addition, we are exposed to currency exchange risk on our debt, including the exchange notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

      We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canadian dollar exchange rate.

We depend on timber tenures for access to fiber for our existing OSB and plywood operations. A reduction in our fiber supply or an increase in the related costs could have an adverse effect on us.

      The allowable annual cut under our forest license in British Columbia can supply approximately 80% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with third parties. The forest license is renewable and the current term extends until 2013.

      Under the terms of forest licenses granted in British Columbia, the amount of commercial forest land available to the forest industry is periodically assessed. We cannot predict whether the amount of timber that we are allowed to harvest will be reduced in the future. In 2003, the British Columbia government introduced the Forestry Revitalization Act which will result in significant changes to the provincial forest management structure. The plan includes a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction-based timber pricing system. The province has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges. Although the legislation has been enacted, the regulations and basis for compensation for the 20% timber reduction have not been published. The effect of the timber take-back will result in a reduction of approximately 29,600 m3 of our existing allowable annual cut for which we will be compensated.

      In Alberta, we obtain most of our fiber requirements from our Forest Management Agreements, or FMAs, or Deciduous Timber Allocations issued by the Alberta government, each of which is issued for a period of 20 years. There is no assurance that such quotas and allocations will be renewed or extended on acceptable terms, if at all. In addition, the FMAs and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.

      Our Barwick facility requires approximately 735,000 m3 of timber annually when operating at its current capacity of 480 mmsf per year. We have a current annual commitment of 551,000 m3 of timber from Crown land under long-term agreements with the Province of Ontario. Additional wood is obtained from private sources in Ontario and Manitoba. There is no assurance that we will be able to obtain a future supply of wood from either Crown or private sources on terms that are adequate to support our planned operation of our Barwick facility.

      The costs of our fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The Minnesota OSB facilities obtain their wood fiber supply in open market transactions, which are subject to price fluctuations.

      The Minnesota OSB facilities obtain their wood fiber supply in open market transactions from various governmental entities and private landowners. The open market price of wood fiber may fluctuate as a result of various factors that are beyond our control, such as the level of demand from other forest products manufacturers, natural disasters, industrial disputes and government legislation. A material increase in the open market price for wood fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to harvest timber is subject to natural events that are beyond our control.

      Our ability to harvest timber is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and prolonged drought. The occurrence of any of these events could adversely affect our ability to harvest or source timber. We may need to curtail production or purchase fiber from third parties, which could increase our costs and reduce cash from operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government regulations relating to forest management practices may adversely affect us and could increase our costs of doing business.

      Legislation in British Columbia, Alberta, and Ontario empower provincial regulatory agencies to develop regulations, set policies and establish and maintain all aspects of sustainable forest management. Changes to these regulations and policies could have an effect on our access to fiber for our OSB operations or could increase the cost of our fiber. Changes to these laws or regulations, or the implementation of new laws or regulations, could result in additional expenses, capital expenditures and restrictions and delays in our activities, which could impair our competitive position and have a material adverse impact on our operations. In addition, if we fail to comply with applicable legislation and regulations, our operations could be interrupted and we could be subject to significant liabilities, including fines and other penalties or take remedial actions, any of which could entail significant expenditure.

Environmental, health and safety laws and regulations could increase the cost of doing business or restrict our ability to conduct our business.

      We are subject to a wide range of general and industry-specific environmental, health and safety and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. The successful completion of our acquisition of the Minnesota OSB facilities will also subject us to a wide range of general and industry-specific environmental, health and safety laws applicable in the United States and the State of Minnesota. If we are unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, our business, financial condition, results of operations and cash flows could be materially adversely affected. The process of obtaining certain required approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant expenditures or reduced results of operations. We believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations and we regularly incur capital and operating expenditures to maintain such compliance. However, future events such as any changes in these laws and regulations, including any new legislation that might arise as a result of the Government of Canada’s ratification of the United Nations Kyoto Protocol, or any change in their interpretation or enforcement, or discovery of currently unknown conditions, may give rise to additional expenditures or liabilities. These could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Work stoppages or other labor disruptions at our facilities could have an adverse effect on our operations.

      Any labor disruptions and any costs associated with labor disruptions at our union or non-union facilities could have a material adverse effect on our production levels and results of operations. In 2003, we renewed our collective bargaining agreements with the Industrial, Wood and Allied Workers of Canada, or IWA, which had expired on June 30, 2003. The renewed agreements have six year terms expiring on June 30, 2009, and cover approximately 500 employees at our Lillooet, Savona and 100 Mile House operations. In 2000, Voyageur entered into a collective bargaining agreement with the Communications, Energy and Paperworkers’ Union of Canada, or CEP. This contract currently covers approximately 120 workers employed at the Barwick facility and expires on August 31, 2005. In September 2004 we entered into a collective bargaining agreement with The Paper, Allied-Industrial, Chemical and Energy Workers Union, or PACE. This contract currently covers approximately 130 employed at the Grand Rapids facility and expires on October 14, 2005. Our inability to negotiate acceptable contracts, following the expiration of the present collective bargaining agreements with the CEP and PACE could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to unionized workers.

Native land claims could have an adverse effect on our timber supply in the future.

      Canadian courts have recognized that aboriginal people may have unextinguished claims of aboriginal rights and title to lands used or occupied by their ancestors in those areas of British Columbia, constituting about 80% of the province, where treaties have not yet been concluded. Aboriginal rights may vary from limited rights of use for traditional purposes to a right of aboriginal title, depending, among other things, on the nature and extent of the prior aboriginal use and occupation. Some of our timber supply areas are located within areas where there are claims of aboriginal rights and title.

      The courts have said that the Crown has an obligation to consult First Nations, and accommodate their concerns, when there is a reasonable possibility that a Crown authorized activity – such as a forest tenure – may infringe asserted Aboriginal rights and title, even if those claims have not yet been proven. If the Crown has not consulted as required, the obligation to consult and accommodate may pass to the corporation receiving the interest in Crown land.

      The courts have encouraged the federal and provincial governments, together with aboriginal people, to resolve claims of aboriginal rights and title through the negotiation of treaties. A treaty process has been established to settle native claims in British Columbia. Many First Nations and tribal groups are participating in this process, which will be ongoing for many years to come. The pace of the treaty-making process will depend on the commitment of the parties, the success of individual treaties, and whether First Nations consider litigation to be a viable alternative to negotiations. We cannot predict whether native land claims in British Columbia will affect our existing forest licenses and timber tenures, or our right to harvest timber to the full extent of those tenures, or our ability to renew or secure other forest tenures in the future.

      Even in provinces such as Alberta and Ontario, which are entirely subject to treaties between Indian bands and the federal Crown, natives may have a right to exercise treaty rights on unoccupied Crown land, and have claimed a right to be consulted in respect of activities on Crown land that may interfere with their treaty rights. Our operations in Alberta and Ontario are unencumbered by native land claims, but we cannot predict whether claims, or what kind of claims, will be made in the future.

We face risks related to our international sales.

      We have customers located outside Canada and the United States. In 2003, sales outside of Canada and the United States represented approximately 7% of our sales. In 2004, after adjusting for our acquisitions of Voyageur and the Minnesota OSB facilities, we expect that our sales outside of Canada and the United States will represent less than 5% of our sales. Our international operations present us with a number of risks and challenges, including the effective marketing of our products in other countries, tariffs and other trade barriers, and recessionary environments in foreign economies.

The co-ownership arrangement for High Level could force us to either sell our 50% ownership interest or to buy-out the co-owner’s 50% interest.

      The memorandum of agreement that governs the co-ownership of the High Level OSB facility contains a buy-sell provision, which provides that if one co-owner offers to buy the other party’s interest, the party must either accept the offer or purchase the interest owned by the offering co-owner at the same price and conditions. See “Co-ownership Arrangements for High Level”. As a result, we could be forced to sell our interest or purchase our co-owner’s interests, which could affect our day-to-day operations and growth strategy.

If the co-owner of the High Level OSB facility were to default on its obligations we may be forced to fund the entire High Level operation.

      If the co-owner of the High Level OSB facility fails to meet its funding obligations for the High Level OSB facility, we may be required to fund the entire High Level operation. We may not be able to make such additional cash contributions if the co-owner were to default. If High Level fails to operate at its design capacity, results of operations may suffer. Such circumstances would lessen our ability to meet our debt obligations.

Members of the Ainsworth family control our business and their interests may conflict with the interests of our debtholders.

      Members of the Ainsworth family beneficially own approximately 58% of our common shares, and consequently have the ability to exercise control over our business and affairs through their ability to elect all of our directors. These family members also have the ability to control most matters requiring shareholder approval. As with other shareholders, the Ainsworth family’s interests in our business, operations and financial condition may not be aligned or may conflict, from time to time, with your interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our products;

•	future production volumes, efficiencies and operating costs, including our plans to increase the production volumes at the Barwick facility and the Minnesota OSB facilities;

•	increases or decreases in the prices of our products;

•	our future stability and growth prospects;

•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

•	our future profitability and capital needs, including capital expenditures;

•	the outlook for and other future developments in our affairs or in the industries in which we participate; and

•	the effect on us of new accounting releases.

      These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Some of these risks, uncertainties and other factors include:

•	the cyclical nature of our business and our vulnerability to market factors;

•	the effects of intense competition;

•	declines in demand for or pricing of OSB, our most significant product;

•	unexpected costs or liabilities incurred by us as a result of our recent acquisition of Voyageur and our acquisition of the Minnesota OSB facilities;

•	our ability to successfully integrate the Minnesota OSB facilities into our existing operations;

•	our exposure to currency exchange risk;

•	the availability of adequate fiber supply or an increase in the costs of fiber;

•	increases in the open market price for wood fiber;

•	the effects of natural events that are beyond our control;

•	the impact of regulations relating to forest management practices;

•	the impact of environmental, safety and other regulations;

•	the effect of work stoppages or other labor disruptions at our operations;

•	the impact of native land claims on our ability to ensure availability of adequate fiber supply;

•	the risks associated with international sales;

•	risks related to our co-ownership arrangement for High Level; and

•	the interests of our controlling shareholders.

      Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as at the date of this prospectus. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

      This prospectus includes market share and industry data and other statistical information and forecasts that we have obtained from independent industry publications, government publications, market research reports and other published independent sources. Some data are also based on our good faith estimates, which are derived from our internal surveys, as well as independent sources. RISI is the source for a considerable amount of the third party industry data and forecasts contained herein.

      Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we cannot and do not provide any assurance as to the accuracy or completeness of included information and do not guarantee the accuracy or completeness of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Although we believe these sources to be reliable, we have not independently verified any of the data nor have we ascertained the underlying economic assumptions relied upon therein.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange notes, the terms of which are substantially identical to those of the original notes. The original notes surrendered in exchange for the exchange notes will be cancelled and cannot be reissued. The issuance of the exchange notes will not result in any change in our aggregate indebtedness. On September 22, 2004, we sold the original notes for net proceeds of approximately US$439.1 million ($588.7 million based on the noon buying rate of US$0.7459 = $1.00 on June 30, 2004). After deducting the initial purchasers’ commission and our expenses, we used the net proceeds, together with a portion of our cash balances, to purchase the Minnesota OSB facilities. See “Our Business — The Minnesota OSB Facilities”.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004. Our capitalization is presented (1) on an actual basis and (2) as adjusted to reflect the issuance of the original notes. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Description of Other Indebtedness”, our consolidated financial statements and related notes and the pro forma financial information and related notes appearing elsewhere in this prospectus.

As at
September 30,
2004

(in thousands)
Cash and cash equivalents	$154,589

Short-term debt:
Current portion of capital lease obligations	$369

Total short-term debt	369

Long-term debt (excluding current portion):
Revolving credit facility(1)	—
12 1/2% senior notes due July 15, 2007(2)	2,965
13.875% senior notes due July 15, 2007(3)	2,523
6.750% senior notes due March 15, 2014(4)	403,546
7 1/4% senior notes due October 1, 2012, issued September 22, 2004(5)	346,940
Floating rate senior notes due October 1, 2010, issued September 22, 2004(6)	220,780
Unamortized deferred debt discount	(14,537)

Total long-term debt	962,217

Total debt	962,586

Shareholders’ equity:
Capital stock	55,827
Retained earnings	215,960

Total shareholders’ equity	271,787

Total capitalization	1,234,373

(1)	Our credit facility allows us to borrow up to $50.0 million, subject to a borrowing base determined by the amount of our eligible accounts receivable and inventory, which may reduce the total borrowings available to us under the credit facility. See “Description of Other Indebtedness — Credit Facility”.

(2)	The outstanding principal amount of the 12 1/2% Notes is US$2.4 million ($3.0 million), and is reflected on our balance sheet net of unamortized deferred discount and converted to Canadian dollars at the September 30, 2004 exchange rate posted by the Bank of Canada of US$0.7926 = $1.00.

(3)	The outstanding principal amount of the 13.875% Notes is US$2.0 million ($2.5 million), and is reflected on our balance sheet net of unamortized deferred discount and converted to Canadian dollars at the September 30, 2004 exchange rate posted by the Bank of Canada of US$0.7926 = $1.00.

(4)	The outstanding principal amount of the 6.750% senior notes due March 15, 2014 is US$320 million ($403.5 million), and is reflected on our balance sheet net of unamortized deferred discount and converted at the September 30, 2004 exchange rate posted by the Bank of Canada of US$0.7926 = $1.00.

(5)	The principal amount of the original fixed rate notes is US$275 million ($346.9 million), converted to Canadian dollars at the September 30, 2004 exchange rate posted by the Bank of Canada of US$0.7926 = $1.00.

(6)	The principal amount of the original floating rate notes is US$175 million, converted to Canadian dollars at the September 30, 2004 exchange rate posted by the Bank of Canada of US$0.7926 = $1.00.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      You should read the selected consolidated financial and other data set forth below in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our statement of operations data for the fiscal years ended December 31, 2003, 2002 and 2001 and the balance sheet data as at December 31, 2003 and 2002 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our statement of operations data for the fiscal years ended December 31, 2000 and 1999 and the balance sheet data as at December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements, which are not included in this prospectus. Our statement of operations data for the nine months ended September 30, 2004 and 2003 and our balance sheet data as at September 30, 2004 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods. Interim results are not necessarily indicative of results for any other interim period or for a full year. We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 22 to our audited consolidated financial statements included elsewhere in this prospectus and note 10 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

							Nine months ended
	Fiscal year ended December 31,						September 30,

	1999(1)	2000(1)	2001(1)(2)	2002(1)	2003(1)		2003(1)	2004(1)(3)

	(in millions except ratios and production data)
Statement of Operational Data
Canadian GAAP
Sales	$413.7	$401.1	$388.7	$421.7	$542.0		$369.4	$657.0
Cost of products sold	270.0	280.5	306.0	329.6	321.8		245.2	312.1
Selling and administration	20.5	26.3	22.7	21.9	18.2		13.3	15.9
Amortization of capital assets	28.2	27.4	30.4	32.0	33.0		23.0	30.5
Write-down of capital assets	—	1.0	3.3	1.0	13.7	(4)	—	—

Operating Earnings	95.0	65.9	26.3	37.2	155.3		87.9	298.6
Interest charges(5)(6)	44.8	35.6	51.7	57.2	51.2		39.2	24.5
Amortization of finance charges	5.2	2.1	8.3	5.3	4.9		3.6	2.5
Loss on repurchase of debt	—	—	—	—	0.1		—	106.2
Other (income) expense	(4.4)	(4.3)	(2.8)	(2.9)	0.5		(1.4)	19.9
Unrealized foreign exchange (gain) loss on long term debt	(19.3)	10.2	17.4	(4.3)	(76.9)		(64.1)	(27.7)

Income (loss) before income taxes	68.7	22.3	(48.4)	(18.1)	175.6		110.6	173.2
Income tax expense (recovery)	29.0	12.5	(18.7)	(0.3)	51.9		27.9	60.9

Income (loss) from continuing operations	39.7	9.8	(29.7)	(17.9)	123.7		82.7	112.3
Gain (loss) from discontinued operations	(0.7)	(14.4)	4.2	—	—		—	—

Net income (loss)	$39.0	$(4.6)	$(25.4)	$(17.9)	$123.7		$82.7	$112.3

Earnings (loss) per share	$2.68	$(0.32)	$(1.75)	$(1.23)	$8.49		$5.68	$7.66
U.S. GAAP
Net income (loss)	$39.2	$(8.0)	$(25.8)	$(17.0)	$125.0		$83.4	$113.1

						Nine months ended
	Fiscal year ended December 31,					September 30,

	1999(1)	2000(1)	2001(1)(2)	2002(1)	2003(1)	2003(1)	2004(1)(3)

	(in millions except ratios and production data)
Other Financial Data
Canadian GAAP
EBITDA(7)	$127.6	$98.6	$62.8	$73.0	$201.6	$112.3	$309.1
Capital expenditures(8)	36.1	133.8	20.1	14.1	8.2	5.7	9.3
Ratio of earnings to fixed charges(9)	2.4x	1.6x	—	—	4.1x	2.9x	5.1x
U.S. GAAP
EBITDA(7)	$127.6	$98.6	$62.8	$73.0	$201.6	$112.3	$309.1

						Nine months ended
	Fiscal year ended December 31,					September 30,

	1999	2000	2001(1)	2002	2003	2003	2004(2)

Other Selected Operating Data
OSB production volume (mmsf)	924	972	1,197	1,284	1,351	999	1,251
Specialty plywood production volume (mmsf)	115	94	86	98	119	85	109
Average OSB price realized ($ per msf)(10)	$296	$263	$205	$202	$294	$298	$454
Average specialty plywood price realized ($ per msf)(10)	$647	$651	$683	$663	$601	$650	$677

	As at December 31,					As at
						September 30,
	1999	2000	2001	2002	2003	2004

	(in millions)
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$—	$—	$87.0	$80.2	$194.1	$154.6
Total assets	460.0	540.4	578.0	555.1	627.7	1,424.2
Total debt, including current maturities(11)	271.5	303.7	443.7	440.4	352.5	962.6
Shareholders’ equity	96.1	91.6	66.2	48.4	171.8	216.0
U.S. GAAP
Total assets	$453.8	$528.9	$566.2	$544.7	$619.3	$1,417.0
Total debt, including current maturities(11)	271.5	303.7	443.7	440.4	352.5	962.6
Shareholders’ equity	92.3	84.4	58.7	35.2	159.3	260.1

(1)	Sales and costs of products sold figures reported in this table have been reclassified to include freight revenue and freight and other distribution costs. Previously, these items were netted from sales consistent with industry practice at the time.

      The effect of the change in presentation is summarized below:

						Nine months ended
	Fiscal year ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(in millions)
Net sales	$368.6	$350.2	$326.7	$356.1	$481.1	$322.8	$600.7
Freight and other distribution costs	45.1	50.9	62.0	65.6	60.9	46.6	56.3

Gross sales	$413.7	$401.1	$388.7	$421.7	$542.0	$369.4	$657.0

Costs of products sold, excluding freight and other distribution costs	$224.9	$229.6	$244.0	$264.0	$260.9	$198.6	$255.8
Freight and other distribution costs	45.1	50.9	62.0	65.6	60.9	46.6	56.3

Cost of products sold, including freight and other distribution costs	$270.0	$280.5	$306.0	$329.6	$321.8	$245.2	$312.1

(2)	Operations at the High Level OSB facility commenced in October 2000 with income contributions being realized commencing in April 2001.

(3)	Includes the results of operations of Voyageur Panel Limited, predecessor to Ainsworth Engineered Corp., our wholly owned subsidiary, for the period May 19, 2004 to June 30, 2004.

(4)	Includes a $13.3 million write-down of capital assets related to the previously planned expansion of the Grande Prairie OSB facility.

(5)	Interest charges includes interest expense for the period, excluding amortization of deferred financing costs, amortization of deferred debt discounts, amortization of consent and commitment fees, unrealized foreign exchange gains (losses) on long-term debt and realized foreign exchange losses upon repayment of principal.

(6)	Excludes $1.5 million of interest charges capitalized to the High Level project during fiscal 2000.

(7)	EBITDA represents operating earnings before amortization and write-down of capital assets, plus interest and other income. For more information regarding EBITDA, see “Presentation of Financial Information.” The following table shows a reconciliation of EBITDA to net income (loss).

						Nine months
						ended
	Year ended December 31,					September 30,

	1999	2000	2001(1)	2002	2003	2003	2004(2)

	(in millions)
Net income (loss)	$39.0	$(4.6)	$(25.4)	$(17.9)	$123.7	$82.7	$112.3
Add: Loss (gain) from discontinued operations	0.7	14.4	(4.2)	—	—	—	—
Income tax (recovery) expense	29.0	12.5	(18.7)	(0.3)	51.9	27.9	60.9
Unrealized foreign exchange (gain) loss	(19.3)	10.2	17.4	(4.3)	(76.9)	(64.1)	(27.7)
Amortization of finance charges	5.2	2.1	8.3	5.3	4.9	3.6	2.5
Interest charges	44.8	35.6	51.7	57.2	51.2	39.2	24.5
Loss on repurchase of debt	—	—	—	—	0.1	—	106.2
Write-down of capital assets	—	1.0	3.3	1.0	13.7	—	—
Amortization of capital assets	28.2	27.4	30.3	32.0	33.0	23.0	30.5

EBITDA	$127.6	$98.6	$62.8	$73.0	$201.6	$112.3	$309.1

(8)	Includes capital expenditures of $144.7 million related to the construction of the High Level OSB facility during the years ended December 31, 1999, 2000 and 2001.

(9)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. For the fiscal years ended December 31, 2002 and 2001, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP by $18.1 and $48.4 million respectively and under U.S. GAAP by $17.2 and $48.8 million respectively.

(10)	$ per msf ( 3/8”).

(11)	Net of unamortized deferred discount.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 22 to our audited consolidated financial statements and note 10 to our unaudited interim consolidated financial statements.

Overview

      We are principally engaged in the production of OSB and specialty plywood for sale to markets in the United States, Canada, Asia and Europe. Our operating results are affected by prevailing market prices for our principal products, as well as our production volumes and costs of production. Sales of our products are affected by residential and commercial construction and repair and remodeling industries in North America and Japan and, to a lesser extent, the commercial construction industry in Europe. These industries are highly cyclical and are affected by numerous factors, including real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions.

      During 2003, we achieved higher production volumes of both OSB and specialty plywood compared to 2002. OSB production volume was 1,351 mmsf in 2003 compared to 1,284 mmsf in 2002, representing an increase of 5.2%. Production volume at the High Level OSB facility and the Grande Prairie OSB facility increased by 16.7% and 4.5%, respectively, compared to 2002. Meanwhile, production at the 100 Mile House OSB facility was consistent with 2002. Specialty plywood production volume increased by 21.4% during the year from 98 mmsf to 119 mmsf. This increase was primarily due to increased demand for a new concrete forming plywood product and commodity plywood sheathing. Veneer production sold to third parties decreased 12.8% due to the increased demand for veneer at our Savona plywood facility.

      For the nine months ended September 30, 2004, OSB production volume increased from 999 mmsf in 2003 to 1251 mmsf in 2004. The 25.1% increase in production volume compared to the first nine months of 2003, is attributable to the addition of the Barwick and Minnesota OSB facilities, together with increases in production at the Grande Prairie and High Level OSB facilities of 3.3% and 17.5%, respectively. Specialty plywood production volume increased by 24.5% compared to the first nine months of 2003, due to strong demand for sheathing plywood and concrete forming plywood products.

      Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars and we have incurred substantially all of our debt in U.S. dollars. In 2003, over 75% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. We have not hedged our exposure to fluctuations in U.S. dollar revenue by entering into foreign exchange forward contracts.

      Our value-added OSB products, including our export-standard OSB products, typically carry higher prices and generate greater margins than our commodity sheathing OSB products and tend to be less affected by fluctuations in the economy. As a result, prices and margins for these products tend to be higher and more stable through the economic cycle.

      The Lillooet veneer plant supplies the Savona specialty overlaid plywood mill with veneer for making specialty overlaid plywood. The remaining veneer production is sold to third party plywood producers. When our own plywood production is high due to market conditions, sales of veneer to third parties is generally reduced, and prices for such third party sales are generally higher. Similarly, when our own plywood production is lower due to market conditions, sales of veneer to third parties is correspondingly higher, and prices are generally lower.

      Cost of products sold consists primarily of wood fiber, resins, waxes, labor costs and energy. Wood fiber from timber is the primary raw material used in our operations and is the most significant cost of our manufacturing process. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of fiber supplies partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the governments of British Columbia, Alberta and Ontario, providing a secure supply of fiber on a sustainable basis. Approximately 86% of the fiber requirements for our OSB mills are supplied by the provincial government quotas and allocations, and multi-year fiber agreements with other forest products companies and aboriginal groups. We purchase the balance of our fiber requirements in the open market.

      The year ended December 31, 2003 and the nine months ended September 30, 2004 have seen a significant increase in the pricing of OSB products, which has increased our sales and improved our operating earnings.

      The following table summarizes certain of our results of operations:

				Nine months
	Year ended			ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

	(in millions)
Sales:(1)
OSB	$298.1	$321.1	$449.0	$299.1	$571.7
Specialty plywood, and other products	90.6	100.6	93.0	70.3	85.3

Total	388.7	421.7	542.0	369.4	657.0
Cost of products sold:(1)
OSB	226.9	243.1	241.6	185.0	240.7
Specialty plywood, and other products	79.1	86.5	80.2	60.2	71.4

Total	306.0	329.6	321.8	245.2	312.1
Selling and administration	22.7	21.9	18.2	13.3	15.9
Amortization of capital assets	30.4	32.0	33.0	23.0	30.5
Write-down of capital assets	3.3	1.0	13.7	—	—

Operating earnings	26.3	37.2	155.3	87.9	298.5
Finance expense	60.0	62.5	56.1	42.9	133.2
Interest and other (income) expense	(2.8)	(2.9)	0.5	(1.4)	19.9
Unrealized foreign exchange (gain) loss on long-term debt	17.4	(4.3)	(76.9)	64.1	27.7

Income (loss) before income tax	(48.4)	(18.1)	175.6	110.6	173.1
Income tax (recovery) expense	(18.7)	(0.3)	51.9	27.9	60.8

Income (loss) from continuing operations	(29.7)	(17.9)	123.7	82.7	112.3
Gain from discontinued operations	4.2	—	—	—	—

Net income (loss)	$(25.4)	$(17.9)	$123.7	$82.7	$112.3

(1)	Sales and costs of products sold figures reported in this table and elsewhere in the Management’s Discussion and Analysis have been reclassified to include freight revenue and freight and other distribution costs. These items were netted from sales in our annual consolidated financial statements consistent with industry practice at the time.

Our geographic distribution of sales was as follows:

				Nine Months
	Year ended			ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

All Products
United States	69.6%	69.4%	75.4%	73.6%	81.8%
Canada	15.1	19.4	17.5	18.6	13.5
Japan and other	11.8	9.3	5.5	5.9	3.6
Europe	3.5	1.9	1.6	1.9	1.1

	100.0%	100.0%	100.0%	100.0%	100.0%

Our Results of Operations

Nine months ended September 30, 2004 Compared to Nine months ended September 30, 2003

      Net Income for the nine months ended September 30, 2004 was $112.3 million, compared to net income of $82.7 million in 2003. The increase in net income was due primarily to a $210.7 million increase in operating earnings partially offset by a one time $106.2 million cost associated with the repurchase of long term debt and a $36.4 million change in the foreign exchange translation on U.S. dollar denominated debt from a $64.1 million gain in 2003 to a $27.7 million gain in 2004.

          Sales

      Sales for the nine months ended September 30, 2004 were $657.0 million, compared to $369.4 million in 2003, representing an increase of $287.6 million or 77.9%. The increase in sales resulted from a $272.6 million increase in OSB sales and a $15 million increase in specialty overlaid plywood and other product sales. OSB sales amounted to approximately 87% of our total sales for the nine months ended September 30, 2004 compared to approximately 81% in the nine months ended September 30, 2003.

      OSB. Sales of OSB for the nine months ended September 30, 2004 were $571.7 million, compared to $299.1 million in the same period of 2003, representing an increase of $272.6 million or 91.1%. This increase was due to an average price increase of 52.2% and combined with a 25.6% increase in shipment volumes. Benchmark North Central (7/16”) OSB market prices reached a new average high for the first nine months of 2004. The significant increase in shipment volume is attributable to the addition of the Barwick and Minnesota OSB facilities, together with production capacity improvements at our High Level and Grande Prairie facilities.

      Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products in the nine months ended September 30, 2004 were $85.3 million, compared to $70.3 million in the same period of 2003. This increase was due primarily to improved pricing for Specialty Overlaid Plywood and Other Products, combined with a 24.4% increase in specialty overlaid plywood shipment volume.

          Cost of Products Sold

      Cost of Products Sold in the nine months ended September 30, 2004 was $312.1 million, compared to $245.2 million in 2003, representing an increase of $66.9 million, or 27.3%. This increase is due primarily to the increased shipment volumes of OSB and specialty overlaid plywood.

      OSB. OSB cost of products sold in the nine months ended September 30, 2004 was $240.7 million, compared to $185.0 million in the same period of 2003, representing an increase of $55.7 million, or 30.1%. This increase was due to a 25.6% increase in OSB shipments and a 12.6% increase in per unit production costs.

      Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other production cost of products sold in the nine months ended September 30, 2004 was $71.4 million, compared to $60.2 million in the same period of 2003, representing an increase of $11.2 million or 18.6%. This increase was due primarily to the 24.4% increase in specialty overlaid plywood shipment volumes.

          Selling and Administration Expense

      Selling and Administration expense for the nine months ended September 30, 2004 was $15.9 million compared to $13.3 million in the same period of 2003. The increase was due to an overall increase in business activity.

          Amortization of Capital Assets

      Amortization expense for the nine months ended September 30, 2004 was $30.5 million compared to $23.0 million in the same period of 2003. The increase in amortization expense is primarily due to the addition of the Barwick and Minnesota OSB facilities.

          Finance Expense

      Finance expense for the nine months ended September 30, 2004 was $133.2 million (including $24.5 million of direct interest expense), compared to $42.9 million (including $39.2 million of direct interest expense) in the same period of 2003, representing an increase of $90.3 million. The increase was due primarily to a $106.2 million one-time cost incurred in connection with the repurchase of our 13.875% Senior Secured Notes and 12.5% Senior Secured Notes in March 2004. The decrease in interest expense for the nine months ended September 30, 2004 was due to a lower average amount of debt, reduced interest rates and the year-over-year appreciation of the Canadian dollar relative to the U.S. dollar.

      We recorded a $27.7 million foreign exchange gain on our U.S. denominated long-term debt in the nine months ended September 30, 2004, compared to a gain of $64.1 million in the same period of 2003, representing a change of $36.4 million. The gains reflect the appreciation of the Canadian dollar relative to the U.S. dollar during the nine months ended September 30, 2004 and 2003.

      Other expense for the nine months ended September 30, 2004 was $19.9 million, compared to other income of $1.4 million in the same period of 2003. This increase was due primarily to a significant foreign exchange loss associated with the company’s working capital.

          Income taxes

      We recorded an income tax expense of $60.8 million in the nine months ended September 30, 2004 compared to an income tax expense of $27.9 million in the same period of 2003. The significant increase in tax expense is due to the increase in income before income taxes, together with the impact of the repurchase of our 13.875% Senior Secured Notes and 12.5% Senior Secured Notes.

     Fiscal Year ended December 31, 2003 Compared to Fiscal Year ended December 31, 2002

      Net income for the year ended December 31, 2003 was $123.7 million compared to a net loss of $17.9 million in 2002. The increase in net income was primarily attributable to a $118.1 million or 317.5% increase in operating earnings and a $72.6 million increase in the unrealized foreign exchange gain on U.S. dollar denominated debt from $4.3 million in 2002 to $76.9 million in 2003.

          Sales

      Sales in fiscal 2003 were $542.0 million compared to $421.7 million in fiscal 2002, representing an increase of $120.3 million or 28.5%.

      OSB. Sales of OSB in 2003 were $449.0 million compared to $321.1 million in 2002, representing an increase of $127.9 million or 39.9%. This increase was due to an average price increase of 45.8% and by a 3.3% increase in shipment volumes from 1,299 mmsf in fiscal 2002 to 1,341 mmsf in fiscal 2003. The increased unit volume was due to capacity improvements at the 100 Mile House and High Level facilities. Benchmark OSB prices increased sharply beginning in mid-2003 and peaked at a record US$465 per msf North Central ( 7/16”) monthly average price in October, well above the previous record of $351 per msf set in July 1999.

      Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were $93.0 million compared to $100.6 million in 2002, representing a decrease of $7.6 million or 7.6%. This decrease was due primarily to a decrease in lumber and veneer sales only partially offset by an increase in specialty overlaid plywood sales. Lumber revenue was $17.0 million or 94.8% lower than 2002 because the Abbotsford facility has been temporarily closed since December 2002 due to market conditions. Sales of specialty overlaid plywood in 2003 were $71.8 million compared to $61.1 million in 2002, representing an increase of $10.7 million or 17.5%. Specialty plywood volume increased 29.2% from 92 mmsf in fiscal 2002 to 119 mmsf in fiscal 2003. The increase in sales resulted from a 29.2% increase in shipment volumes driven by higher market demand and a 9.1% decrease in average sales price. This lower average sales price is largely attributable to a product mix comprised of an increased proportion of relatively lower-priced commodity plywood sheathing products.

          Cost of Products Sold

      Cost of products sold in fiscal 2003 was $321.8 million compared to $329.6 million in fiscal 2002, representing a decrease of $7.8 million or 2.4%. This decrease is primarily due to the closure of the Abbotsford lumber facility throughout 2003 and was partially offset by increased OSB and specialty plywood shipment volumes.

      OSB. OSB cost of products sold in fiscal 2003 was $241.6 million compared to $243.1 million in fiscal 2002, representing a decrease of $1.5 million or 0.6%. This decrease was due primarily to lower unit manufacturing costs resulting from higher production levels.

      Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of goods sold in fiscal 2003 was $80.2 million compared to $86.5 million in fiscal 2002, representing a decrease of $6.3 million or 7.3%. This decrease was due primarily to a decrease in lumber shipments only partially offset by an increase in specialty overlaid plywood shipments.

          Selling and Administration

      Selling and administration expense in fiscal 2003 was $18.2 million compared to $21.9 million in fiscal 2002, representing a decrease of $3.7 million or 16.9%. This decrease was due to a number of management initiatives to reduce administration costs.

          Amortization of Capital Assets

      Amortization of capital assets in fiscal 2003 was $33.0 million compared to $32.0 million in fiscal 2002, representing an increase of $1.0 million or 3.1%. Amortization expense increased primarily due to increased production volume at the High Level OSB facility. Increased production volume has an impact on amortization as OSB facilities are amortized using the units of production method.

          Finance Expense

      Finance expense, excluding unrealized foreign exchange gain on U.S. dollar denominated debt, for 2003 was $56.1 million (including $51.2 million of direct interest expense) compared to $62.5 million (including $57.2 million of direct interest expense) in 2002, representing a decrease of $6.4 million or 10.2%. This decrease was primarily due to the year-over-year appreciation of the Canadian dollar relative to the U.S. dollar and a $0.1 million loss related to the redemption of some outstanding 13.875% Notes and 12 1/2% Notes in December 2003.

      We recorded a $76.9 million unrealized foreign exchange gain on our U.S. dollar denominated long-term debt for fiscal 2003 compared to an unrealized gain of $4.3 million in 2002, representing an increase of $72.6 million. The gain in 2003 reflects the year-over-year appreciation of the Canadian dollar relative to the U.S. dollar.

      Interest and other expense for 2003 was $0.5 million compared to income of $2.9 million in 2002. This decrease was related primarily to a foreign exchange loss associated with our working capital.

      Write-down of capital assets for 2003 was $13.7 million compared to $1.0 million in 2002. This increase was primarily due to a $13.3 million write-down of capital assets related to a planned 400 mmsf per year expansion of the Grande Prairie OSB plant. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secured timber supply, the company has decided not to pursue the expansion of the Grande Prairie facility at this time.

          Income Taxes

      Income tax expense in fiscal 2003 was $51.9 million compared to an income tax recovery of $0.3 million in fiscal 2002. This increase was due to the substantial increase in pre-tax income.

     Fiscal Year ended December 31, 2002 Compared to Fiscal Year ended December 31, 2001

      The net loss for the year ended December 31, 2002 was $17.9 million compared to $25.4 million in 2001. The decrease in the net loss was attributable to several factors, including an $10.9 million or 41.4% increase in operating earnings and a significant reduction in the unrealized foreign exchange loss on U.S. dollar denominated debt from $17.4 million in 2001 to a gain of $4.3 million in 2002. We recorded an income tax recovery of $0.3 million compared to $18.7 million in 2001, reflecting underlying business results and the impact of non-deductible amounts.

          Sales

      Sales in fiscal 2002 were $421.7 million compared to $388.7 million in fiscal 2001, representing an increase of $33.0 million or 8.5%.

      OSB. Sales of OSB in fiscal 2002 were $321.1 million compared to $298.1 million in fiscal 2001, representing an increase of $23.0 million or 7.7%. This increase was due primarily to an 10.1% increase in shipment volumes from 1,179 mmsf in fiscal 2001 to 1,299 mmsf in fiscal 2002. The increase in shipment volumes was partially offset by a decline in average OSB prices of 1.7%. The High Level OSB facility generated a significant portion of the increase in total OSB shipment volume as its results were capitalized until March 31, 2001. Shipment volumes from High Level increased by 56.8% compared to 2001.

      Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products in fiscal 2002 were $94.0 million compared to $84.5 million in fiscal 2001, representing an increase of $9.5 million or 11.2%. This increase was due to increased shipment volume of specialty overlaid plywood and veneer. Specialty plywood volume increased 4.8% from 88 mmsf in fiscal 2001 to 92 mmsf in fiscal 2002. Veneer sales increased by 45.9% to $12.7 million primarily because of a 41.3% increase in shipments.

          Cost of Products Sold

      Cost of products sold in fiscal 2002 was $329.6 million compared to $306.0 million in fiscal 2001, representing an increase of $23.6 million or 7.7%. This increase was due to increased shipment volumes of OSB, specialty overlaid plywood, veneer and lumber.

      OSB. OSB cost of products sold in fiscal 2002 was $243.1 million compared to $226.9 million in fiscal 2001, representing an increase of $16.2 million or 7.1%. The increase in OSB cost of products sold in 2002 was attributable to a 10.1% increase in shipment volume and a 2.1% decrease in per unit production costs.

      Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of goods sold in fiscal 2002 was $100.6 million compared to $90.6 million in fiscal 2001, representing an increase of $10 million or 11%. This increase was primarily due to a 41.3% increase in veneer shipments, a 35.9% increase in lumber shipments, and a 4.81% increase in specialty overlaid plywood shipments.

          Selling and Administration

      Selling and administration expense in fiscal 2002 was $21.9 million compared to $22.7 million in fiscal 2001 despite our incurring $2.4 million in costs related to the restructuring of our senior management team and the termination of our aircraft lease.

          Amortization of Capital Assets

      Amortization of capital assets in fiscal 2002 was $32.0 million compared to $30.4 million in fiscal 2001, representing an increase of $1.6 million or 5.3%. Amortization expense increased primarily due to the High Level facility results being included for the entire year. Increased production at each of our OSB facilities also had an impact on amortization as OSB facilities are amortized using the units of production method.

          Finance Expense

      Finance expense in fiscal 2002 was $62.5 million (including $57.2 million of direct interest expense) compared to $60.0 million in fiscal 2001, (including $51.7 million of direct interest expense) representing an increase of $2.5 million or 4.2%. Finance expense increased by $2.5 million as a result of the increase in total borrowings upon issuance of the 13.875% Notes December 20, 2001.

          Income Taxes

      We recorded an income tax recovery of $0.3 million in 2002 compared to $18.7 million in 2001 reflecting underlying business results and the impact of non-deductible amounts.

Outlook

      North American homebuilding and home renovation, markets continued their strong performance throughout the first nine months of 2004. Structural panel market supply and demand factors have supported favorable pricing for both OSB and plywood. Assuming favorable housing starts, we expect that OSB demand and pricing will remain strong in the near term.

Liquidity and Capital Resources

      Our continuing operations generated $293.7 million of cash after changes in non-cash working capital in the nine month period ended September 30, 2004, due to higher operating earnings arising from the record OSB prices realized during the period. Non-cash working capital increased by $98.3 million in the period due to a $45.8 million increase in accounts receivable, and a $27.0 million increase in inventories, partially offset by a $7.1 million increase in accrued liabilities, an $18.7 million increase in accounts payable, and a $49.8 million increase in income taxes payable. On May 19, 2004, we acquired net working capital of US$47.7 million upon the closing of our acquisition of Voyageur. On September 22, 2004 we acquired net working capital of US$32.2 million upon the acquisition of three OSB facilities in northern Minnesota. In the nine months ended September 30, 2003, our operations generated $55.8 million in cash after changes in non-cash working capital. Non-cash working capital decreased by $16.5 million in the nine months ended September 30, 2003 due to a $10.4 million increase in accounts receivable, a $10.5 million decrease in inventories, a $16.2 million decrease in accrued liabilities, and a $1.6 million increase in accounts payable.

      Net cash used in investing activities in the nine months ended September 30, 2004 was $838.1 million, compared to $6.0 million in the same period of 2003. In the first nine months of 2004, the company invested $838.1 million in capital assets by way of acquisitions and direct capital expenditures. On May 19, 2004 the company completed the acquisition of Voyageur, which included $51.1 million in cash for a purchase price of $284.6 million (US$206.7 million). On September 22, 2004 the company completed the acquisition of three OSB facilities in northern Minnesota for a purchase price of $592.3 million (US$461.3 million).

      Cash flows used in financing activities for the nine months ended September 30, 2004 were $504.9 million, compared to cash flows from financing activities of $0.6 million in 2003. On March 3, 2004, we successfully completed a refinancing of our Senior Secured Notes. We issued US$210.0 million of 6.750% Senior Notes. Together with a portion of our existing cash balance we utilized the proceeds from the notes to repurchase US$87.1 million of our 13.875% Senior Secured Notes and US$182.2 million of our 12.5% Senior Secured Notes, realizing a one-time charge of $106.2 million. This refinancing significantly reduced our annual debt service costs and provided us with much greater financial flexibility. On May 19, 2004 we issued US$110.0 million of 6.750% Senior Notes. Together with a portion of our existing cash on hand we utilized the proceeds of this offering to finance the acquisition of Voyageur.

      On September 22, 2004, we sold the original notes for net proceeds of approximately US$435.3 million ($549.2 million based on the Bank of Canada rate of US$0.7926 = $1.00 on September 30, 2004). After deducting the initial purchaser’s commission and our expenses, we used the net proceeds, together with a portion of our cash balances, to purchase the Minnesota OSB facilities.

      At September 30, 2004, we had $154.6 million in cash and cash equivalents compared to $100.0 million at June 30, 2004 and $130.6 million at September 30, 2003.

      On August 13, 2004, the Company announced that its Board of Directors declared a cash dividend of $1.00 per common share, payable on September 7, 2004 to holders of record of its common shares as of the close of business on August 24, 2004.

      Our cash flow is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors, including economic conditions in North America, that are beyond our control. Our business may not generate cash flow in an amount sufficient to fund our liquidity needs, which would severely curtail our ability to continue operations. If our cash and operating cash flow is insufficient to meet our operational expenses and debt service obligations we will have to consider several options available to us including, raising additional equity, sales of assets or seeking consent to incur additional indebtedness. These options may not be available to us at all or on satisfactory terms.

Contractual Obligations

      The following table summarizes the timing of payments for which we have contractual obligations as of September 30, 2004:

	Payment due by Period

Contractual		Less than			After
Obligation	Total	1 year	2-3 years	4-5 years	5 years

	(in thousands of US$)
7 1/4% Senior Notes(1)	$439,444	$9,969	$39,875	$39,875	$349,725
Floating Rate Senior Notes(2)	236,776	4,944	19,775	19,775	192,282
6.750% Senior Notes(1)	525,591	10,800	43,200	43,200	428,391
Other Senior Notes(2)	6,073	286	865	4,922	—
Capital Lease Obligations(3)	295	68	227	—	—
Operating Lease Obligations(3)	2,584	547	1,919	118	— (4)
Other	10,000	10,000	—	—	—

(1)	Under the indenture governing our outstanding 7 1/4% senior notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7 1/4% senior notes mature on October 1, 2012. The new fixed rate notes will represent the same indebtedness as the original fixed rate notes tendered in the exchange offer.

(2)	Under the indenture governing our outstanding floating rate senior notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our floating rate senior notes as payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have assumed a LIBOR of 1.9% in each period. The new floating rate notes will represent the same indebtedness as the original floating rate notes tendered in the exchange offer.

(3)	Under the indentures governing our outstanding 6.750% senior notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.750% senior notes mature on March 15, 2014.

(4)	Under the indentures governing our other outstanding senior notes, we are required to make interest payments in the amount of US$0.2 million each January 15 and July 15 and in the amount of US$0.1 million each April 15 and October 15. All of our other senior notes, in the aggregate principal amount of US$4.4 million, mature on July 15, 2007.

(5)	The following are U.S. dollar equivalents using an exchange rate of US$0.7459 = $1.00, the exchange rate posted by the Bank of Canada on September 30, 2004.

(6)	We do not include operating lease obligations beyond five years in our financial statements.

Market Risk

      Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our existing senior notes are not, and the new fixed rate notes will not be, subject to interest rate fluctuations because the interest rate is fixed for the term of the debt. The new floating rate notes will be subject to interest rate fluctuation because the interest rate is reset quarterly for the term of such notes.

      A significant portion of our products are sold in U.S. dollars. Most of our costs, other than interest payable on the Notes and our existing senior secured notes, which are payable in

U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.

      We have not used derivative financial instruments to mitigate the influence of market risk but we may do so in the future.

U.S. GAAP Reconciliation

      Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in note 22 to our consolidated financial statements included elsewhere in this prospectus and note 10 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies

      Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.

      Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

      Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

      Valuation of Long-Lived Assets. On a quarterly basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. During 2003, we recorded a $13.3 million write-down of capital assets related to a planned expansion of the Grande Prairie OSB plant. The planned expansion involves the addition of a second manufacturing line alongside the existing OSB plant to produce a further 400 mmsf per year of OSB and specialty products, and the construction of a hardwood sawmill. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secured timber supply, the company has decided not to pursue the expansion of the Grande Prairie facility at this time. We reviewed the carrying value of our other capital assets, including construction in progress, at June 30, 2004, and believe that our reported values are reasonable based on the current circumstances.

      Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

      Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

Off-Balance Sheet Arrangements

      We do not have any material off-balance sheet arrangements other than letters of credit pledged for collateral in the amount of $4.1 million at September 30, 2004.

Reconciliation of Certain Non-GAAP Financial Measures

Voyageur Adjusted EBITDA

      In this offering circular we present Voyageur’s adjusted EBITDA, which we define as earnings from operations plus depreciation and amortization, plus related party management fees and commissions. Below is a table that provides a reconciliation of adjusted EBITDA for Voyageur to net earnings for Voyageur.

Fiscal
Year Ended
December 31,
2003

(in millions)
Net earnings	$7.0
Add: Income Taxes	14.0
Interest expense	0.2
Unrealized (decrease) increase in the fair value of preferred Class A shares	16.2
Depreciation and amortization	12.2

EBITDA	49.6
Add: Management fee removal(1)	2.1
Sales commission removal(2)	5.2

Adjusted EBITDA	$56.9

(1)	Management fees for services previously provided under contracted terms by significant shareholders have been removed.

(2)	Selling and administration expenses have been reduced to reflect removal of sales commissions paid by Voyageur for sales made via brokerage services. Ainsworth does not sell through brokers.

Minnesota OSB Facilities EBITDA

      In this prospectus we present the EBITDA for the Minnesota OSB facilities, which we define as net earnings, plus provision for taxes, plus depreciation. Below is a table that provides a reconciliation of EBITDA for the Minnesota OSB facilities to net earnings for the Minnesota OSB facilities.

Fiscal Year
Ended
December 31,
2003

Net earnings	$56,881
Add: Provision for taxes on income	36,366
Depreciation	15,872

EBITDA	$109,119

MARKETS IN WHICH WE OPERATE

Oriented Strand Board Market

      OSB is a structural panel used in building applications, primarily as a substitute for plywood. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by residential and commercial construction activity. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2003 the average variable cost production of OSB was $140 per msf in western Canada, $161 per msf in the U.S. North Central region and $142 per msf in Ontario and Quebec, compared to a 2003 average variable cost of production of plywood of $265 per msf in British Columbia and $263 in the southern United States. Declining plywood-quality timber supplies are expected to continue to limit the efficient production of plywood. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 57% in 2003 and is projected to grow to 68% of the market by 2008. Furthermore, RISI estimates that between 1994 and 2003, annual consumption of OSB in North America grew at a 9% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard, radiant barrier sheathing and stair systems. The following table shows a representative production cost comparison between plywood and OSB:

Plywood and OSB Production Cost Comparison

	Plywood	OSB

Wood	$170	$50
Labor	70	28
Energy	14	9
Glue & Wax	18	32
Supplies	21	21

Gross Variable	293	140
Residuals	(33)	—

Total Variable	$260	$140

Source: RISI, August 2004: 2003 Average Variable Costs for Western Canadian OSB and Southern Yellow Pine Plywood ($ per msf 3/8” basis)

     Demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to RISI, from 1991 through 2003, U.S. housing starts grew at a 5% compounded annual growth rate while residential improvements and repairs expenditures grew at a 9% compounded annual growth rate. RISI has forecast U.S. housing starts of 1.88 million in 2004, in line with the 1.85 million started in 2003 and a 9.9% increase over 2002. Low interest rates, rising consumer confidence and strong household formation growth have bolstered U.S. housing starts to a level not experienced since 1986. We believe that housing starts will continue to be primarily single-family construction, as opposed to multi-family homes, which has accounted for nearly 80% of all homes built in the last five years. In addition, according to RISI, the average home size in 2003 was 2,340 square feet, over 10% larger than the average home size in 1994.

      The demand for OSB is driven by structural panel demand and the substitution of OSB for higher cost plywood panels. OSB consumption and market share in the structural panel market has increased over the last decade as a result of the lower cost of OSB relative to plywood, increasing production capacity to meet rising demand, a strong North American economy and growth in OSB end-use applications. OSB is accepted by all of the major North American building codes.

      OSB benchmark prices increased significantly in 2003, averaging US$293 per msf North Central ( 7/16”), an 84% increase over 2002 average OSB prices. This increase resulted from tight supply and demand conditions in the structural panels market, brought on by a robust new home construction market. Structural panel market prices have remained relatively high in 2004. In April 2004, OSB benchmark prices reached a record high US$520 per msf North Central ( 7/16”). The average monthly OSB benchmark price for the first six months of 2004 was US$433 per msf North Central ( 7/16”). RISI is forecasting benchmark prices in 2004 to average a record high US$376 per msf North Central ( 7/16”), an increase of approximately 28% over 2003 average prices. According to RISI, North American housing starts, a major driver of structural panel demand, are expected to average 2.0 million per year between 2004 and 2008, and OSB demand is expected to grow at a 5.4% compounded annual growth rate over the same period.

      The industry is consolidated with the top eight suppliers controlling more than 88% of North American capacity. Due to long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several additional months to reach full production levels. Given these dynamics, RISI expects the demand capacity ratio for OSB to average 87% from 2004 through 2008.

      North American structural panel prices fluctuated considerably during the 1990s. Starting at recession lows in 1991, prices increased to record levels by 1994. The increase was particularly pronounced for OSB, but plywood prices also increased significantly. Due to large increases in OSB production capacity, OSB prices declined from 1995 to 1997, reaching a record low price of US$122 per msf North Central ( 7/16”) in April 1997. In 1998, OSB prices started to recover and reached historically high levels in July 1999 before again declining to a cyclical low in 2001 and 2002. By mid-2003, OSB benchmark prices had rebounded, peaking at a monthly average record of US$465 per msf North Central ( 7/16”) set in October 2003, well above the previous monthly average record of US$351 per msf North Central ( 7/16”) set in July 1999. In 2004, new record monthly average prices were set in each of February, March, April and May. The highest monthly average price was reached in April 2004, at US$508 per msf North Central ( 7/16”).

Export-Standard OSB Market

      Japan is the world’s second largest market for wood construction materials, surpassed only by the United States. New building regulations, such as the Housing Quality Assurance Law, should encourage more builders to adopt structural panels such as OSB for wall sheathing, a previously atypical practice, to mitigate the adverse effects of earthquakes. Although OSB currently represents only a very small percentage of the Japanese panel market, we expect OSB demand to grow considerably over the next decade. Other Pacific Rim countries, including China and Korea, also show export growth potential.

Value-Added Industrial OSB Market

      Since its market introduction, OSB has gained acceptance as a low cost alternative to softwood plywood for use in residential construction as roof, wall and floor sheathing. Further development of process technology and advancements, such as greater flexibility in press sizes, has allowed OSB to penetrate new markets. In addition, higher demand and growing environmental concerns have increased pressure on North American timber supplies. More than ever, forest products manufacturers are developing methods to utilize timber resources as efficiently as possible. This is particularly evident in the engineered wood products industry, where producers are employing relatively new technologies to manufacture higher-valued products as replacements for traditional wood products. Engineered wood products are manufactured with lumber and panel products in a manner that maximizes physical strength and dimensional stability while minimizing the amount and cost of wood used as raw material. OSB is now gaining market share in these applications, which were previously restricted to materials such as lumber, plywood, medium density fiberboard, particleboard, lumber and non-wood products. For instance, wood I-beams or I-joists are a replacement product for lumber joists used in residential and non-residential construction. Value-added OSB products are generally sold at a premium to commodity OSB sheathing and tend to exhibit more stable demand characteristics.

Specialty Overlaid Plywood Market

      Specialty overlaid plywood is manufactured with resin impregnated paper sheets bonded onto one or both surfaces of the specialty engineered plywood panels under heat and pressure. The resulting product combines the strength of a heavy-duty wood product with the superior wear characteristics of an overlaid surface. These features effectively meet the demanding requirements of concrete forming, equipment decking and paint-grade signs. The principal application is in the manufacture of concrete forms where the overlaid feature offers a number of key benefits including a smooth concrete finish without defects or wood grain patterns, ease of removal from the cured concrete and durability. We believe that specialty overlaid plywood forms currently account for an estimated 15% of the total concrete forming market with the bulk of demand met with commodity non-overlaid wood panels. Specialty overlaid plywood is specified by contractors and architects in applications requiring smooth visible concrete surfaces including high rise and sports complex construction, water treatment facilities, airports and highway infrastructure projects.

      Our Savona mill has one of the two largest overlaid plywood production output levels in North America. A limited availability of high quality timber to produce specialty overlaid plywood products is a barrier to entry for potential new competitors in these markets. The value-added nature of overlaid plywood results in premium pricing and more stable demand characteristics versus standard plywood. Competition is based on structural performance and reuse cycles that permit multiple applications from a single form, effectively lowering the end user’s cost.

OUR BUSINESS

Overview

      We are a leading manufacturer of engineered wood products including oriented strand board, or OSB, and specialty overlaid plywood. We are currently the fifth largest manufacturer of OSB in North America and we believe one of the lowest-cost suppliers of OSB to the markets we serve. Following our acquisition of the Minnesota OSB facilities we expect to become the fourth largest manufacturer of OSB in North America. Based in Vancouver, British Columbia, we own and operate three modern, strategically located OSB manufacturing facilities, and we maintain a 50% ownership interest in a fourth facility, the High Level OSB facility. High Level has the largest design capacity of any OSB facility in the world and we believe that when production reaches design capacity it will be one of the world’s lowest cost OSB facilities. In addition to our OSB operations, we are one of the two largest manufacturers of specialty overlaid plywood in North America.

      We have long-term timber tenure agreements with the provincial governments of British Columbia, Alberta and Ontario, and other long-term supply agreements that currently provide approximately 85% of the wood fiber requirements for our operations.

      We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. For the year ended December 31, 2003, over 30% of our revenue was generated from our AinsworthEngineered® value-added products, including export-standard OSB and specialty industrial OSB and plywood products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.

      On May 19, 2004 we acquired all of the shares of Voyageur, a private Canadian company that owned and operated an OSB facility located in Barwick, Ontario, with an annual production capacity of approximately 470 mmsf. Since acquiring the Barwick facility, we have increased its annual production capacity by approximately 9%, from 440 mmsf to the current annual capacity of 480 mmsf. We have also implemented key management changes and renegotiated several commercial contracts on more favorable terms.

      Our common shares are traded on the Toronto Stock Exchange and for the year ended December 31, 2003, we generated revenues of $542.0 million, EBITDA of $201.6 million and net income of $123.7 million. For the nine months ended September 30, 2004, we generated revenues of $657.0 million, EBITDA of $309.1 million and net income of $112.3 million. For the year ended December 31, 2003, we generated 82% of our revenues from OSB sales. For the fiscal year ended December 31, 2003, Voyageur generated revenues of $143.7 million, adjusted EBITDA of $56.9 million and net earnings of $7.0 million.

The Minnesota OSB Facilities

     General

      On September 22, 2004, we acquired all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities that are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly owned subsidiary. In connection with the acquisition, we paid Potlatch a purchase price of approximately US$457.5 million (including certain adjustments upon closing). In connection with the terms of our asset purchase agreement with Potlatch, Potlatch has agreed to provide us with certain transitional services for a limited period of time.

      The Minnesota OSB facilities consist of three mills that are located near our existing OSB facility in Barwick, Ontario. The combined annual production capacity of the Minnesota OSB facilities was 1,350 mmsf, as of December 31, 2003; for the year ended on that date combined production for the three mills was 1,337 mmsf. The Minnesota OSB facilities produce both commodity and value-added OSB products, and primarily serve the Central and Western regions of the United States.

      We believe that our acquisition of the Minnesota OSB facilities has significantly enhanced our geographic balance, flexibility and product diversity. We also believe that the proximity of the Minnesota OSB facilities to each other and to our existing Barwick facility will enable us to optimize our overall efficiency and provide excellent service and flexibility to our customers in the Central and Western regions of the United States. Our acquisition of the Minnesota OSB facilities has resulted in us obtaining additional intellectual property that will enable us to access new specialty product markets across our entire operations.

      For the fiscal year ended December 31, 2003, the Minnesota OSB facilities generated combined net sales of $314.5 million and EBITDA of $109.1 million.

     Manufacturing Facility and Product Overview

      The Bemidji facility was completed and commenced production in 1981. A second OSB line was added in 1989, an upgrade which approximately doubled the manufacturing capacity of the facility, while also lowering per unit manufacturing costs. The Bemidji facility’s two production lines had a combined annual production capacity of 535 mmsf, as of December 31, 2003. Production in the fiscal year ended December 31, 2003 totaled 529 mmsf, of which approximately 80% was commodity products and approximately 20% was value-added and over-sized products. Adjacent to the Bemidji facility is a 12 megawatt cogeneration facility, which we are also acquiring as part of our acquisition of the Minnesota OSB facilities.

      The Cook facility, a sister facility to the Bemidji facility, was completed in 1983, and commenced production in 1983. In January 2001, Potlatch completed a modernization and expansion of the Cook facility, which resulted in an increase in the annual production capacity of its single production line from 250 mmsf to its December 31, 2003 production capacity of 440 mmsf, while also lowering per unit manufacturing costs. Production in the fiscal year ended December 31, 2003 totaled 436 mmsf, nearly all of which was commodity OSB.

      The Grand Rapids facility commenced OSB production in 1985. It was acquired by Potlatch from Blandin Paper in 1990. The Grand Rapids facility operates a single forming line that had an annual production capacity of 375 mmsf, as of December 31, 2003. Production in the fiscal year ended December 31, 2003 totaled 372 mmsf, comprised of approximately 40% of commodity products and approximately 60% of value-added and over-sized products.

      The Minnesota OSB facilities have been well maintained and are relatively modern facilities that we expect we can operate with low ongoing maintenance expenditure requirements. In addition, we have identified certain improvements that we believe will result in enhancements to existing production capacity at each of the facilities. We expect to increase total annual production capacity at the Minnesota OSB facilities from 1,350 mmsf as of December 31, 2003, to 1,500 mmsf by the end of 2007.

      The majority of production at the Minnesota OSB facilities consists of commodity grade structural and underlayment OSB panel products. However, Potlatch has spent the past several years developing and marketing a series of specialty OSB products that are designed to meet specific construction applications, such as providing a radiant heat barrier, moisture resistance, insect resistance and fungal resistance. These products can command a premium price relative to commodity panels. The value-added product portfolio of the Minnesota OSB facilities includes the following premium products:

•	OxTreme (a specialty flooring product);

•	Luminox (a heat resistant product);

•	OxTerminator (a termite resistant product);

•	Stairtread (a specialty stairway product); and

•	OxRimboard (a specialty flooring system product).

      We acquired certain intellectual property rights to the OSB-related technology owned by Potlatch in connection with our purchase of the Minnesota OSB facilities. We expect to increase the production of value-added OSB products manufactured at the Minnesota OSB facilities from 24% of sales volume in 2003 to 40% by 2007.

     Raw Materials

      The Minnesota OSB facilities use a mix of hardwood tree species, predominantly aspen and birch, as well as balsam, balm, basswood and pine, as the primary raw materials for their products. The location of the mills in the forested northern portion of Minnesota has enabled them to obtain an adequate supply of wood fiber from within reasonable distances of the mill sites. Minnesota has a very diverse and fragmented land ownership demographic, and as a result Potlatch has historically purchased wood fiber for the Minnesota OSB facilities in open market transactions from various governmental entities (federal, state and county) and private landowners. The mills generally do not enter into long-term wood fiber supply contracts with third parties.

     Marketing and Sales

      Each of the Minnesota OSB facilities has direct access to rail and highway transportation. Historically, the Minnesota OSB facilities have sold their OSB products primarily to wholesalers, who in turn distribute the products throughout the United States. The Minnesota OSB facilities’ eight largest customers accounted for approximately 58% of combined net sales in 2003, although no single customer accounted for more than 14% of combined net sales.

     Environmental Record

      Based on information provided to us by Potlatch, we believe that the Minnesota OSB facilities are currently in substantial compliance with applicable environmental laws and regulations. In January 2004, Potlatch reported to the Minnesota Pollution Control Agency a prior non-compliance relating to the operation of certain pollution control equipment for its co-generation facility at the Bemidji mill. The matter is under discussion and it is not possible at this time to estimate what, if any, fine will be imposed or corrective action will be required. Any liability related to this matter will remain with Potlatch pursuant to the asset purchase agreement. The U.S. Environmental Protection Agency is currently developing additional Maximum Achievable Control Technology (MACT) standards, which will affect wood products panel facilities, including the Minnesota OSB facilities. Compliance with the final standards is expected to be required by early 2007. Based on information provided to us by Potlatch, we believe that capital expenditures of approximately US$11 million will be necessary to bring the Minnesota OSB facilities into compliance with the currently proposed MACT standards.

     Employees and Labor Relations

      The Minnesota OSB facilities employed approximately 600 salaried and hourly workers, as of December 31, 2004. Hourly employees at the Grand Rapids facility (approximately

130 individuals) are covered under a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union. The current bargaining agreement is scheduled to expire on October 14, 2005.

     Legal Proceedings

      From time to time, Potlatch has been involved in legal proceedings relating to claims arising out of its operation of the Minnesota OSB facilities in the ordinary course of business. Based on information provided to us by Potlatch, we do not believe that there are any material proceedings pending or threatened that affect the Minnesota OSB facilities.

Competitive Strengths and Opportunities

      We believe that our business has the following competitive strengths and opportunities:

     Established Modern OSB Facilities.

      Our existing four established Canadian OSB facilities, 100 Mile House (British Columbia), Grande Prairie (Alberta), High Level (Alberta) and Barwick (Ontario) utilize modern automated equipment and have economies of scale that increase efficiency and provide us with competitive advantages. The High Level facility, which we jointly own with another OSB producer, is the world’s largest OSB facility at 860 mmsf per year design capacity, twice that of the average North American single-line OSB facility. When High Level reaches its design capacity, we expect it to be one of the world’s lowest-cost OSB facilities, benefiting from economies of scale, a low-cost wood supply and state-of-the-art manufacturing equipment. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. Our wholly-owned Grande Prairie facility, the second largest capacity single-line facility in the world after High Level, was recently benchmarked by an independent forest products research firm against 18 other North American OSB facilities and scored in the top quartile in a number of key operational measures, including total production costs, employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. For the year ended December 31, 2003, 100 Mile House’s value-added OSB products represented 63% of this facility’s total output. The Barwick facility, which was completed in 1997, uses modern automated equipment that allows us to obtain operating cost efficiencies in a flexible manufacturing environment, which means that we can adjust our relative production of commodity and value-added OSB products to changes in market price and customer demand. At current rates of production, the High Level, Grande Prairie and 100 Mile House facilities will provide annual OSB volumes of approximately 690 mmsf (of which 50% is ours), 670 mmsf and 425 mmsf, respectively. Our acquisition of Voyageur added the Barwick facility, another modern, high quality OSB facility, to our system. This has allowed us to achieve improved economies of scale throughout our operations and provided us with the opportunity to increase our production, including our production of premium priced value-added products. Additionally, we believe that the Barwick facility provides us with the opportunity to achieve significant additional production capacity without incurring significant capital expenditures. The Barwick facility produced approximately 432 mmsf in 2003. Our acquisition of the Minnesota OSB facilities has also resulted in us obtaining additional intellectual property that will enable us to access new specialty product markets across our entire operations.

     Proven OSB Operators.

      Our senior managers average over 20 years of experience in the forest products industry and most of them have played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three of the OSB facilities that we constructed were completed on-time and on-budget. We completed construction of 100 Mile House in 1994 with a design capacity of 360 mmsf per year and currently operate the mill at approximately 425 mmsf per year, or 18% above original design capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a design capacity of 540 mmsf per year and currently operate the mill at approximately 670 mmsf per year, or 24% above original design capacity. We also have improved our OSB profitability by reducing production costs while manufacturing a greater percentage of value-added products. Since acquiring the Barwick facility on May 19, 2004, we have increased its production capacity by approximately 9%. The Barwick facility currently has an annual production capacity of 480 mmsf, which we believe we can further increase to 500 mmsf by 2006. According to an independent benchmarking study of 19 North American OSB mills, we have one of the best asset utilization rates in the industry, expressed in terms of OSB production per square foot of press. The Minnesota OSB facilities had an aggregate annual production capacity of 1,350 mmsf, which we believe we can increase to 1,500 mmsf by the end of 2007.

     Leading Market Positions.

      We are a leader in the value-added markets we serve, including export-standard OSB and specialty industrial products. We have the largest installed capacity designed to serve the growing Japanese OSB market. Both our 100 Mile House and Grande Prairie facilities were specifically designed to economically produce three-foot wide panels used in Japanese construction, as compared with four-foot wide panels used in North America. We are also a principal supplier of specialty overlaid plywood used to manufacture long-lasting concrete forming panels for the Canadian, United States and United Kingdom construction markets.

     Growing Value-Added Product Mix.

      Our business strategy is to continue to increase our revenues generated from value-added products including OSB webstock and rimboard, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered® value-added products across our OSB and specialty plywood businesses. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. We also believe that our acquisition of Voyageur provides us with a significant opportunity to expand our value-added product mix. Approximately 17% of Voyageur’s 2003 sales volume was value-added products. We believe we will be able to increase output of value-added products to approximately 40% of sales volume for the Barwick facility by 2006. For the first six months of 2004, approximately 24% of the Minnesota OSB facilities’ sales volume was value-added products, which typically command premium prices. We believe that we will be able to increase output of value-added products to approximately 40% of sales volume for the Minnesota OSB facilities by 2007.

     Strategically Located OSB Facilities

      The 100 Mile House, Grande Prairie and High Level facilities are within close proximity to western ports providing us with a transportation cost and logistical advantage for supplying the Japanese and western United States markets. For example, the proximity of our 100 Mile House facility to the port of Vancouver allows us to supply our Japanese customers with less lead-time and at a lower cost than our competitors. In addition, all three of our western OSB facilities have rail access, which facilitates the cost-effective shipping of our products into the western United States. The U.S. Census Bureau has predicted the population in the western states we serve will grow at nearly double the rate of the total U.S. population over the next decade, which we believe will further increase the demand for OSB to meet housing requirements in some of the markets we serve. The Barwick facility, located immediately adjacent to the U.S. border in Western Ontario, also has rail access, which provides us with competitive access to the Central region of the United States and a more diversified customer base. We believe that the Minnesota OSB facilities, which are located in northern Minnesota, near our Barwick facility, will allow us achieve economies of scale, thereby optimizing our overall efficiency and allowing us to provide excellent service and flexibility to customers in the Central and Western regions of the United States.

Facilities

      Within the last 10 years we have been involved in the construction of three OSB facilities in western Canada, including 100 Mile House in British Columbia (completed in 1994), Grande Prairie in Alberta (completed in 1995) and High Level in Alberta (completed in 2000). We also operate a specialty overlaid plywood mill in Savona, British Columbia, an associated veneer plant in Lillooet, British Columbia, and own a temporarily-closed finger-joined lumber mill in Abbotsford, British Columbia. Our facilities represent total annual capacity of approximately 1,995 mmsf of OSB (3,345 mmsf including the Minnesota OSB facilities) and 155 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America. We believe our modern facilities will require only modest maintenance capital expenditures for the foreseeable future. In fiscal 2004, we expect to have capital expenditures of approximately $13 million to maintain current operations (approximately $17 million including expected maintenance capital expenditures relating to the Minnesota OSB facilities).

Annual
Production
Capacity

Oriented Strand Board (mmsf)
100 Mile House, British Columbia	425
Grande Prairie, Alberta	670
Barwick, Ontario	480
High Level, Alberta (50%-owned by us)(1)	430

Total OSB production capacity(2)	2,005
Specialty Overlaid Plywood (mmsf)
Savona, British Columbia (Plywood)	155

(1)	This facility is in its ramp-up phase. Its design capacity is 860 mmsf per year and 50% of the production is ours. The mill is currently running at approximately 80% of design capacity.

(2)	This total does not include the aggregate annual production capacity of our recently acquired Minnesota OSB facilities, which are described more fully above.

     Oriented Strand Board

      We jointly own the OSB facility at High Level, Alberta. This facility, which is designed to be the largest OSB facility in the world at 860 mmsf per year design capacity, is owned by the co-owners in equal one-half shares. The plant site and log yard occupy approximately 643 acres of lands owned by the co-owners and is directly serviced by rail. The High Level OSB facility is operated for the co-owners by Footner Forest Products Ltd. Footner is also jointly-owned in equal shares by us and the co-owner. Footner is a service company that operates the plant as the agent for the co-owners and not for its own account. All of the costs incurred by Footner in so doing are reimbursed by the co-owners and the co-owners take away their respective one-half shares of production from the plant for sale for their own account. We and the co-owner have each invested approximately $145 million in the capital assets to construct the facility. We believe the High Level OSB facility will be one of the world’s lowest-cost producers of commodity sheathing OSB once full production is achieved. At full capacity the plant will consume about 1.3 million m3 of fiber annually. By agreement between the co-owners, the plant primarily produces commodity sheathing OSB for the North American market. High Level utilizes modern technology with a 12-foot wide forming line and continuous press. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of its timber needs at full capacity. This timber is secured through 2016 at very competitive stumpage rates. The facility, which commenced operations in October 2000, is now operating at approximately 80% of full design capacity and continues to ramp-up to design capacity. High Level contributed approximately 158 mmsf to our total OSB sales volume for the six months ended June 30, 2004, and we expect our share of production will be increased to 430 mmsf per year once the facility is operating at design capacity. For more details regarding the co-ownership arrangements for the High Level plant, see “Co-Ownership Arrangements for High Level”.

      In 2002, Footner, on behalf of the owners of High Level, entered into a Forest Management Agreement with the Province of Alberta and Tolko Industries Ltd. which provides High Level with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the FMA.

      Our OSB facility at Grande Prairie, Alberta, which was completed in December 1995, is the second-largest capacity single-line OSB facility (after the High Level OSB facility) in the world. We originally built the Grande Prairie facility with a design capacity of 540 mmsf per year and currently operate the facility at approximately 670 mmsf per year, or 24% above original design capacity. The operation occupies approximately 160 acres of land owned by us and is serviced by rail. The facility uses a 12-foot wide forming line and press that provides the flexibility to produce, on a cost-efficient basis, a variety of panel dimensions and grades to suit both North American and Japanese markets. At full capacity, the facility will consume approximately 1,000,000 m3 of fiber annually. Grande Prairie’s low-cost position is supported by an abundant low-cost fiber supply, economies of scale and superior up-time and on-grade performance. In 2002, we invested approximately $9 million in Grande Prairie to increase this facility’s productive capacity and reduce production costs.

      Our OSB facility at 100 Mile House, British Columbia was completed in August 1994. We originally built 100 Mile House with a design capacity of 360 mmsf per year and currently operate the facility at approximately 425 mmsf per year, or 18% above original design capacity. At full capacity, the facility consumes approximately 638,000 m3 of fiber annually. The operation occupies approximately 57 acres of land owned by us and is directly serviced by rail. This facility is our principal source of value-added OSB products for both our North American and Japanese customers. For the year ended December 31, 2003, 63% of production was value-added OSB products. The facility’s proximity to the port of Vancouver provides a significant competitive advantage on shipping costs and delivery time to the growing Japanese market, where we are the market leader. This facility has the same product quality certifications as our Grande Prairie facility. The 100 Mile House facility was the first OSB facility to use a nine-foot wide forming line and press that provides significant efficiency advantages over the more traditional eight-foot wide press and allows us to profitably serve the Japanese market where three-foot board is the standard. In 2000, we were the first OSB producer to install an inline panel stress rating machine to meet quality assurance specifications for Japan’s premium market. The 100 Mile House facility is certified by the APA, the Engineered Wood Association, and its products meet all applicable North American and Japanese Agricultural Standards and building code specifications.

      Our 100 Mile House and Grande Prairie facilities were designed to economically produce three-foot wide panels used in Japanese construction. For example, Grande Prairie is one of the few plants in the world that utilizes a 12-foot wide forming line and press, giving it the flexibility to efficiently produce either three-foot wide panels for the Japanese market or four-foot wide panels for the North American market. We have the largest installed capacity designed to serve the growing Japanese OSB market and are currently the Japanese OSB market leader with an estimated 54% market share for the year ended December 31, 2003. We believe that our ability to effectively compete in Japan is a result of:

•	our press sizes, which can economically produce three-foot wide panels;

•	our proximity to western export terminals;

•	the high quality of our products; and

•	our experienced Japanese sales force.

      The construction of the Barwick facility was completed in the second quarter of 1997 for a cost of approximately US$123 million. It occupies approximately 238 acres of land owned by us. The facility has an 8-foot x 24-foot x 14-opening Seimpelkamp press and forming line. It was built with a design capacity of 375 mmsf per year and currently operates at approximately 470 mmsf per year, or approximately 25% above original design capacity. The facility produced approximately 432 mmsf and 416 mmsf in 2003 and 2002, respectively. We believe that we will be able to improve the facility’s efficiency and production to increase its capacity to 500 mmsf per year by the end of 2006. Approximately US$9 million in capital has been invested in the Barwick facility since construction was completed, including costs associated with the addition of a third strander in April 2002. Maintenance and environmental capital expenditures relating to the Barwick facility have averaged less than US$0.6 million per year over the past five years, with total capital expenditures averaging approximately US$1.5 million per year.

      The Barwick facility has demonstrated a strong ability to produce high-quality, value-added OSB products. The Barwick facility produces four types of OSB: commodity sheathing, rimboard, premium floor and roof underlayment, and webstock. The Barwick facility commenced production of commodity sheathing in 1997, rimboard in 2000, premium underlayment in 2001 and webstock in 2003. Commodity sheathing and the three categories of value-added products accounted for approximately 83% and 17% of the Barwick facility’s 2003 sales volume, respectively. Value-added products typically achieve sales price premiums and exhibit a more stable price pattern, as compared to commodity sheathing panels. We expect to increase the production of value-added OSB manufactured at the Barwick facility from 17% of sales volume in 2003 to 40% by 2006.

      The Barwick facility has a reputation in its existing markets for producing high quality products. According to an independent benchmarking study of 19 North American OSB mills’ 2002 performance, the Barwick facility’s level of on-grade product quality exceeded or equaled all but four OSB facilities. All of the products produced at the Barwick facility are certified by the APA-The Engineered Wood Association and meet all applicable North American building code specifications.

     Specialty Overlaid Plywood

      We own and operate a specialty overlaid plywood mill in Savona, British Columbia, and an associated veneer plant in Lillooet, British Columbia.

      Our Savona mill is the second largest producer of specialty overlaid plywood panels in North America. Specialty overlaid plywood is a high performance wood product used in concrete forms, trailer decking and paint-grade signs and earns premium prices over commodity plywood. The plant is located on a 64 acre site owned by us and is serviced by rail. Specialty overlaid plywood products command premium prices that are less volatile than conventional plywood sheathing and we have typically been able to realize premium margins from our specialty overlaid plywood product line. In addition, we have continued to focus our efforts on developing new products in order to diversify our specialty overlaid plywood product lines and to access broader international markets.

      Our Pourform® brands of concrete forming products are recognized for their superior performance characteristics and longevity. The primary AinsworthEngineered® specialty overlaid plywood product produced at Savona is a medium density overlay concrete forming panel called Pourform-107®, which is used for industrial concrete forming work, including high rise construction, dams and highway infrastructure projects. Pourform-107® is manufactured using a resin-impregnated paper overlay that leaves an architectural finish on the concrete, and enables the panel to be re-used multiple times. The balance of Savona’s production consists of high-density overlaid panels used for concrete forming, decking material for flat deck trailers, general purpose overlaid panels used for paint grade sign material, panels designed specifically for use in flat deck trailers, dry freight vans and intermodal container systems, and commodity sheathing plywood. Savona’s annual capacity is 155 mmsf. Production of plywood at the Savona mill for the fiscal year ended December 31, 2003 was 119 mmsf and production for the six months ended June 30, 2004 was 75 msf. All of the Savona mill’s veneer requirements come from our veneer plant in Lillooet.

      Our Lillooet veneer plant produces primarily high quality veneer, principally for use in our Savona specialty overlaid plywood mill. The Lillooet plant has the ability to supply all of our Savona veneer needs; however we also sell spruce, pine and fir veneer products to other plywood producers and industrial veneer users depending on prevailing market conditions. The Lillooet plant site occupies 89 acres and is serviced directly by rail. The mill site is located on land forming part of Lillooet Indian Reserve No. 1 and Cayoose Creek Indian Reserve No. 1. The land is leased under a long-term tenancy agreement with the Federal Department of Indian Affairs and Northern Development. Under the terms of our forest license for the Lillooet timber supply area, we are obliged to operate the Lillooet veneer plant to process an equivalent volume to the volume harvested under that license per year.

      We invested approximately $21 million in our Savona mill and Lillooet plant in the late 1990s to enhance our product offerings and lower our operating costs.

     Finger-joined Lumber

      We own a finger-joined lumber facility in Abbotsford, British Columbia. This facility converts low-value, off-grade and shorter-length lumber purchased on the open market into finger-joined stud lumber products. This is accomplished by removing defects in the purchased lumber and then machining and gluing the remaining pieces together. Finger-joined lumber typically sells at premium prices over natural lumber products. On December 20, 2002, we temporarily shut-down the facility due to market conditions related to the Canada-U.S. softwood lumber dispute.

Raw Materials

      Wood fiber from timber is the primary raw material used in our operations. Timber supply self-sufficiency is a key competitive element within the forest products industry as the direct control and management of timber resources insulates an operator from fluctuations in the market price of purchased logs. A significant portion of our timber supply needs are met by allocations of timber under our forest licenses and pulpwood agreement in British Columbia, deciduous timber allocations and our joint Forest Management Agreement in Alberta and long-term timber supply agreements with the Province of Ontario. Our timber supply needs are supplemented by long-term supply agreements with other sources.

      In addition to wood fiber, we use a significant quantity of various resins and wax in the manufacturing processes of our OSB and specialty overlaid plywood products. Resin costs are influenced by changes in the prices of raw materials used to produce resins, primarily petroleum products, as well as demand for resin products. We purchase electrical power and natural gas from third parties and utilize energy from our own wood-waste fired energy systems.

Timber Tenure Agreements

      The following table presents information about the long-term wood fiber supply agreements at each of our Canadian OSB facilities:

	Annual	Long-term Supply	Percent of
	Requirement (m3)	Agreements (m3)	Requirement

100 Mile House	638,000	585,000	92	%(1)
Grande Prairie	1,000,000	791,000 (2)	79	(3)
Barwick	735,000	551,000	75
High Level(4)	1,323,000	1,271,000	92

Total	3,696,000	3,198,000	87%

(1)	100% beginning in 2007 due to increased supply of timber.

(2)	984,000 m3 until 2007.

(3)	98% until 2007.

(4)	Assumes the High Level OSB facility is operated at or near design capacity of 860 mmsf per year. At the current rate of production, the facility’s available fiber supply is well over 100% of requirements.

     British Columbia

          Forest License

      We hold Forest License A18700 in British Columbia. Our forest license covers the timber supply area of Lillooet, British Columbia. The Lillooet timber supply area consists of approximately 1.1 million hectares (2.7 million acres) in the Kamloops, British Columbia forest region and serves as the primary timber source for our Lillooet veneer plant. The forest license is renewable and the current term extends until 2013. We are currently entitled to harvest an allowable annual cut, or AAC, of approximately 350,000 m3 under our forest license. The AAC of our forest license can supply approximately 80% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with third parties. The remaining percentage, primarily fir peeler logs, can be met through purchases of timber harvested from government-owned lands by other license holders and through purchases of logs from private landowners, farmers and woodlot owners.

      In 2003, the British Columbia government introduced the Forestry Revitalization Act which will result in significant changes to the provincial forest management structure. The changes include a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction-based timber pricing system. The province has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges. Although the legislation has been enacted, the regulations and basis for compensation for the 20% timber reduction have not been published. The effect of the timber take-back will result in a reduction of approximately 29,600 m3 of our existing allowable annual cut for which we will be compensated.

          Pulpwood Agreement

      We hold Pulpwood Agreement No. 16 to support our OSB operations at 100 Mile House, British Columbia. The pulpwood agreement stipulates that before we can harvest any pulpwood under the agreement, every reasonable effort must be made to obtain the total suitable raw material requirements for the OSB mill from (1) logging residues produced by us, including the fiber produced by West Fraser Mills Ltd. in the 100 Mile House area pursuant to the terms of our fiber supply agreements with West Fraser, and (2) logging residues and pulpwood timber purchased from other sources within the timber supply areas covered by the pulpwood agreement. If we are unable to meet our requirements from these sources, then we are entitled to harvest up to 330,000 m3 per year of the pulpwood stands within the timber supply area covered by the pulpwood agreement.

      We estimate that in the long run, we will use all of our 330,000 m3 of harvesting rights within the timber supply area covered by the pulpwood agreement. Our agreements with West Fraser ensure a long-term supply of 100,000 m3 per year through 2006 and 150,000 m3 starting 2006 through 2011. Our agreements with West Fraser may be subject to a reduction as a result of West Fraser’s 20% take back as a result of the Forestry Revitalization Act. In late 2003, we secured long-term access to an additional 155,000 m3 per year of pulpwood in the form of government tenures. The balance of our annual requirement will be derived from market purchases and shorter term agreements.

     Alberta

          Grande Prairie Deciduous Timber Allocation

      In 1994, we were granted a deciduous timber allocation, or DTA, in connection with our Grande Prairie OSB facility. The Grande Prairie DTA is a renewable 20-year certificate allowing for an annual harvest of approximately 791,000 m3 of deciduous timber, which expires in 2015. The Alberta Ministry of Sustainable Resources issues timber licenses that operate in conjunction with the DTA and specify where timber harvesting will take place within a five-year period. As the holder of the DTA, we were required to construct and operate the Grande Prairie OSB facility and must process all timber harvested under the DTA at these facilities. We are also obligated to initiate a program of private log purchases and to conduct our operations and forest management program in accordance with provincial legislation and the requirements of the Alberta Ministry of Sustainable Resource Development. In addition, as a result of undercutting of the DTA allowable harvest during the 1995 to 2000 period, we have rights under our DTA certificate to harvest an additional 200,000 m3 per year through 2006.

      Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the plant’s fiber requirements at full capacity during the period 2004 to 2006 and 82% in subsequent years. The mill’s fiber requirement is expected to be 968,000 m3 in the year ending December 31, 2004. The balance of the Grande Prairie OSB plant’s requirements can be purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators, and volume gained through modified harvesting practices to increase utilization.

          High Level Deciduous Timber Allocation and Forest Management Agreement

      In 1996, the Alberta Lands and Forest Service issued a call for proposals for a DTA located in the Footner Timber Development Area. We made a joint proposal with another OSB producer, through Footner Forest Products Ltd., to construct and operate an OSB plant at High Level, Alberta. For more information regarding the co-ownership of Footner, see the section titled “Co-Ownership Arrangements for High Level.” Footner was successful in its proposal. The timber allocation is approx. 880,000 m3 of deciduous timber annually for a period of 20 years and is supplied through a joint Forest Management Agreement which supplies 701,000 m3, and three DTAs which supply 170,000 m3. In 2002, Footner, on behalf of us and the other co-owner entered into a FMA with the Province of Alberta and Tolko Industries Ltd. which provides us with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the FMA. The FMA was formally approved by the government of Alberta in July, 2002. We received government approval in April 2004 to increase our annual allowable cut on the FMA from the existing 677,000 m3 to 701,000 m3. Footner has also negotiated 20-year volume supply agreements of approximately 390,000 m3 annually with aboriginal groups who hold DTAs or own their land.

      The High Level FMA the DTA and the long-term supply agreements with aboriginal groups are the primary fiber source for the High Level OSB plant, supplying approximately 92% of the plant’s anticipated fiber requirements once it achieves design capacity. Other sources of fiber available to us include purchases from private landowners and government, industrial timber salvage and incidental deciduous volumes generated by non-DTA harvesting operations of other operators.

     Ontario

      We have long-term timber supply agreements with the Province of Ontario, that are administered through related agreements with two major pulp and paper companies who hold Sustainable Forest Licences, or SFLs, with the Province of Ontario. These agreements ensure that defined timber volume will be harvested solely for use by the Barwick facility. This timber volume commitment from the Province of Ontario represents 551,000 m3 per year or approximately 75% of current fiber requirements of the Barwick facility.

          Timber Supply Agreement

      We have an existing timber supply agreement with the Province of Ontario that provides for a direct license to us, or to entities with related contracts to deliver timber to us, to harvest from public land up to 310,000 m3 of timber annually from the Crossroute Forest Crown Management Unit, or CMU, located adjacent to the Barwick facility. This timber supply agreement is renewable and the current term expires in September 2015. The annual allowable cut, or AAC, of this agreement can supply approximately 42% of the current fiber requirements of the Barwick facility. We currently have a wood supply services agreement with Abitibi Consolidated Inc., or ACI, pursuant to which ACI manages the 310,000 m3 commitment relating to our Barwick facility through ACI’s SFL.

          Sustainable Forest Licenses

      ACI, and Bowater, both major pulp and paper producers with operations near the Barwick facility, are directed by the terms of their respective SFLs with the Province of Ontario to supply the Barwick facility with an annual harvest of 165,000 m3 and 76,000 m3 of timber, respectively. The current term of the SFLs held by both ACI and Bowater expire March 31, 2017 and March 31, 2018, respectively. The fiber that the Barwick facility is entitled to receive under the SFLs held by ACI and Bowater represents a total of 241,000 m3 per year, or approximately 33% of the current fiber requirements of the Barwick facility.

          Private Wood

      Timber requirements for the Barwick facility beyond the 551,000 m3 per year available from public lands are currently satisfied through purchases of timber from private lands in Ontario and Manitoba at open market prices. At an annual OSB production rate of 480 mmsf, approximately 25% of the current fiber requirements of the Barwick facility is purchased on the open market.

Timber Harvesting and Forest Management

      We are committed to responsible harvesting, reforestation and sustainable forest management practices that are sensitive to environmental and social considerations as well as the need to preserve a varied forest species mix. Forest management techniques are in accordance with governmental laws, regulations and policies and promote the long-term viability of the forest resource.

     British Columbia

          Timber Harvesting

      We have adopted a strategic timber harvesting plan approved by the Ministry of Forests that integrates harvesting from our forest license and pulpwood agreement with timber volume supply agreements with West Fraser Mills Ltd. to ensure that logs are directed to specific mills and end uses that maximize the return on the timber resource. We manage these resources on a sustained yield basis. Rationalization of the flow of logs to our mills reduces our dependence on purchased logs. Timber harvesting is planned and supervised by our woodlands staff, while harvesting and log hauling are performed by independent contractors. Most of these independent contractors have long-standing relationships with us. At 100 Mile House, the temperate climate allows for year-round logging, subject to periodic limitations resulting from adverse weather conditions and other factors.

          Forest Management

      Since early 2000 we have worked with other forest tenure holders in our British Columbia timber supply area to develop a sustainable forest management (SFM) plan based on the Canadian Standards Association (CSA) certification system. We are making the necessary preparations designed to achieve CSA certification on the Lillooet license by the end of 2004. Effective June 18, 2004, we achieved ISO 14001 Environmental Management System registrations, an environmental management certification system for forestry related activities, on both the Lillooet license and Pulpwood Agreement No. 16.

     Alberta

          Timber Harvesting

      Our DTA at Grande Prairie and our FMA at High Level are managed on a sustained yield basis.

      Harvesting under the DTAs is authorized under:

•	timber licenses, which create a five-year program of operations under the DTA; and

•	annual operating plans, which authorize the harvesting of specific blocks of timber and impose operational requirements regarding such matters as riparian set-backs and cut-block boundaries.

      Timber licenses under the DTA and FMA are issued as a right upon compliance with cut control and other regulatory requirements.

      Logging operations at both the Grande Prairie and the High Level facilities employ tree-length and cut-to-length roadside logging methods. Year-round log deliveries are limited by wet ground conditions and a lack of gravel for road ballast and construction. Grande Prairie ground conditions and infrastructure allow an approximate eight-month logging season. At the High Level OSB facility, the logging season is compressed into a 100-day period in the winter, with very limited options for non-frozen ground operating conditions. Terrain in the harvesting areas is flat to gently rolling, with the main road systems previously put in place for oil and gas exploration and past coniferous timber logging operations.

          Forest Management

      We have developed a detailed forest management plan for the Grande Prairie DTA and have committed to a proactive public involvement program in the development of the plan. The detailed forest management plan has received governmental approval. We have also completed an independent audit of our operations at Grande Prairie, the results of which were submitted to the government and summaries made available to the public. The audit established that we met or exceeded government requirements. Our woodlands program in Grande Prairie also received AFPA ForestCare certification in February 1999. In November 2003, our Grande Prairie woodlands achieved ISO 14001 registration, an environmental management system that applies to forestry, logging, and related activities under the DTA.

      At the High Level OSB facility, Footner, on behalf of the co-owners, has in place a detailed integrated forest management plan in the form of the Footner-Tolko joint FMA. Footner is making the necessary preparations to achieve ISO 14001 registrations for forestry, logging and related activities under the FMA. Footner expects to achieve this ISO registration by August 2004.

     Ontario

      We have a wood supply services agreement with ACI under which ACI oversees timber harvesting on behalf of us on public lands covered under certain of the timber supply agreements relating to the Barwick facility. Under the wood supply services agreement, wood fiber is allocated to ACI and us on a basis that minimizes the aggregate average delivered cost to both parties. Since the Barwick facility draws wood from the same general region as ACI’s Fort Frances pulp and paper mill, we also benefit from accessing an established road network and experienced timber harvesting and forest management operations. Our current agreement with ACI is renewable at the option of both parties beyond its current expiry date of December 31, 2005. ACI also currently manages the private wood supply required by the Barwick facility.

Environmental Regulation

      In addition to the laws and regulations governing the management and stewardship of the forests where we harvest timber, we are subject to numerous environmental laws and regulations of general application, including those relating to air emissions, effluent discharges, waste management, and remediation of contaminated soil and ground water. Environmental laws and regulations may impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Compliance with environmental laws and regulations can significantly increase the costs of our operations and otherwise result in significant costs and expenses. Violations of environmental laws and regulations can subject us to additional costs and expenses, including defense costs and expenses and civil and criminal penalties. We have obtained, or are applying for amendments to, the necessary environmental operating permits required to conduct our business. These include, for example, permits for emissions, land fills for disposal of boiler ash and beneficial use of certain solid waste. We believe that all of our operations are in substantial compliance with all operating permits. Any future change in requirements or in the enforcement of existing regulations could result in incremental cost and potentially restrict our operations.

Transportation and Distribution

      Our finished products are generally marketed on a delivered-price basis and transported by common carriers. Timely and economical delivery of finished goods to customers are important factors in our ability to compete effectively. Virtually all sales are shipped directly to customers.

      A significant portion of the delivered cost of our products is transportation costs. We have entered into various rail, truck and ocean transportation agreements to provide reliable and competitive transportation services. Our operations have the flexibility to load their products onto various types of rail and road equipment, enabling them to take advantage of the most competitive rates. We also reduce freight costs by shipping products from the most logistically cost-effective mill. Our current North American transportation strategy involves shipping approximately 75% of our total production by rail, with the remainder shipped by truck. We continually test alternative transportation options to minimize overall freight costs. Our significantly large volume of annual shipments provides considerable leverage for negotiating lower rates and more cost-effective transport equipment.

      Inventory adjustments are regularly required to manage short-term demand imbalances and to consistently meet delivery schedules. Our practice is to ship production immediately against an order file, however, our facility warehouses can accommodate approximately five to seven days’ production if there is an interruption in the transportation links.

Marketing and Sales

      The principal markets for our products are the United States, Canada, Asia and the United Kingdom. In North American markets, products are sold through our Vancouver sales office to a large network of wholesale distributors, building materials professionals and other integrated forest products companies such as Louisiana-Pacific, Boise, Roseburg Forest Products and Georgia-Pacific. Sales to Japan and other overseas markets are handled by Interior Export Lumber Sales Ltd., or Interex, a cooperative sales company owned by six western Canadian forest product companies, including ourselves. Within Interex, we are the sole wood panel producer, providing both OSB and specialty overlaid plywood products. The combined volume and mix of products provided by Interex enables the members to more effectively compete against other large-scale, integrated forest product companies than would be the case if each member independently employed an export marketing program. Interex maintains sales offices in Vancouver and Tokyo, Japan, and has local representatives in other major markets. Interex receives a commission on the sales that it consummates. Any commission amounts exceeding Interex’s operating costs are refunded to its members on a yearly basis based on volumes shipped. We also have sales agents in a number of overseas markets that service key OSB and specialty overlaid plywood customers.

      The following table sets out our net sales by region for the fiscal years 2001, 2002 and 2003.

	2001	2002	2003

	(in thousands)
Geographic sales information(1)
Canada	$58,623	$81,810	$94,939
United States	270,634	292,440	408,623
Japan and other	46,013	39,312	30,037
Europe	13,394	8,118	8,329

Total	$388,664	$421,680	$541,928

(1)	Sales figures reported in this table have been reclassified to include freight revenue and freight and other distribution costs. Previously, these items were netted from sales consistent with industry practice at the time.

     A key component of our business strategy is to target higher-end niche markets where products successfully compete on the basis of superior quality and performance while maintaining a low-cost position on commodity sheathing OSB products. To this end, we have been active in understanding customer needs as they relate to the growing acceptance of engineered wood systems for housing construction. Additionally, we continue to identify new market opportunities in non-construction sectors and are responding by developing products with the required performance attributes. See “Research and Development”.

Competition

      We compete in North America and in Japan with numerous wood products companies, ranging from very large integrated firms, several of which are larger than we are, to smaller firms that manufacture only a few items. We also compete indirectly with many firms that manufacture substitutes for wood building materials.

      In the North American market for commodity sheathing OSB, we compete principally with numerous plywood sheathing producers and other North American OSB producers such as Weyerhaeuser, Tolko, Canfor, Louisiana-Pacific and Grant Forest Products, depending on market destination and producing mill location. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market. OSB’s significant cost advantage over plywood continues to support OSB market growth.

      In the value-added OSB product lines, differentiation based on product quality, technical know-how and customer service — along with our strategic brand positioning — has sheltered us from intense competition from other, mostly commodity-driven OSB producers. We sell value-added AinsworthEngineered® webstock and rimboard OSB to most engineered floor systems manufacturers including Boise, Louisiana-Pacific, Roseburg Forest Products and Pacific Wood Tech, enabling them to more effectively compete with Trus Joist (a Weyerhaeuser business), currently the world leader in engineered wood production and marketing.

      The introduction of OSB to the Japanese market is relatively new. Although OSB currently represents only a small proportion of the Japanese panel market, we expect OSB to capture an increasing share of the structural panel market. We had a leading position with an estimated 54% market share for OSB in the year ended December 31, 2003. Other North American OSB producers have generally played only a peripheral and opportunistic role in this market. Our principal competition in Japan remains Indonesian and Malaysian plywood and domestic softwood plywood.

      For the past several decades, two companies have been the predominant suppliers of specialty overlaid plywood to the North American market for Ainsworth and Olympic Panel (formerly Simpson Timber). Olympic Panel is our primary competitor and has a similar manufacturing and marketing approach to their business. Over the years, opportunistic, smaller-size producers have attempted to make inroads into this market but have succeeded only to a very limited extent. We believe that the current competition encountered from cheaper, non-overlaid concrete-forming plywood will gradually erode as end-users become educated about the benefits and the installed cost-effectiveness of an initially more costly product line.

Research and Development; Intellectual Property

      We focus our research and development efforts on improving manufacturing efficiencies and developing new or improved products designed to expand the offering of our AinsworthEngineered® OSB and specialty plywood products including our Pourform® brands of concrete forming products. We also actively work with our customers to develop customized engineered wood products using the modern, versatile manufacturing equipment in place at our 100 Mile House, Grande Prairie and Savona facilities. For instance, we often test engineered strand wood products with enhanced structural properties for certain North American customers that may lead to new market opportunities by providing cost effective alternatives to products offered by our competitors. Beyond our immediate focus on our current customers needs, we are also working to enhance strategic alliances with industry and educational facilities to foster the development of longer-term opportunities. We own several trademarks, trade names and patents in connection with our OSB and specialty plywood products.

      In connection with our acquisition of the Minnesota OSB facilities, we acquired certain intellectual property rights to the OSB-related technology owned by Potlatch. We intend to apply this technology, together with our existing intellectual property, to the production of value-added OSB products across all of our facilities. We also intend to continue research and development efforts commenced by Potlatch prior to our acquisition of the Minnesota OSB facilities, to the extent that we feel that such efforts will improve our production process or expand our offering of meaningful value-added products.

Employees and Labor Relations

      We currently employ approximately 1,700 people (including those employed at the Minnesota OSB facilities). Our hourly employees in British Columbia are covered under collective bargaining agreements with the Industrial, Wood and Allied Workers of Canada, or IWA. In 2003, we renewed our collective bargaining agreements with the IWA, which had expired on June 30, 2003. The renewed agreements have six year terms and expire on June 30, 2009, and cover approximately 500 employees at our Lillooet, Savona and 100 Mile operations. Our hourly employees at the Barwick facility in Ontario are covered under a collective bargaining agreement with the Communications, Energy and Paper Workers’ Union of Canada. This five year agreement covers approximately 120 employees and expires August 31, 2005. We also have approximately 150 salaried employees in British Columbia, engaged in sales, woodlands, manufacturing, supervisory and administrative activities. We employ approximately 200 people in our non-union Grande Prairie, Alberta operations. In addition, Footner employs approximately 150 people at the jointly-owned non-union High Level OSB facility. We also engage independent contractors in British Columbia and Alberta, who provide logging, trucking and road building services on a year-round basis.

      Hourly employees at the Grand Rapids facility (approximately 130 individuals) are covered under a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union. The current bargaining agreement is scheduled to expire on October 14, 2005.

Legal Proceedings

      From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business. We do not believe there are any material proceedings pending or threatened against us or any of our properties.

CO-OWNERSHIP ARRANGEMENTS FOR HIGH LEVEL

      In January 1997, we partnered with Grant Forest Products Corp., or Grant Corp., to pursue an OSB business opportunity in Alberta. We and Grant Corp. incorporated Footner Forest Products Ltd., each as 50% shareholders, to act as each parties’ nominee in pursuing this opportunity. Footner filed a proposal with the government of Alberta on behalf of Grant Corp. and ourselves to acquire a deciduous timber tenure. The timber tenure was granted to Footner on the condition that it construct and operate an OSB plant at High Level, Alberta. Following the grant of the timber tenure, we entered into a memorandum of agreement dated December 9, 1999, with Grant Corp. to establish the basis on which we would own, build and operate the High Level OSB facility as co-owners. Construction of the High Level facility was substantially completed by October 2000 and it is now operating at approximately 75% of capacity. Grant Corp. has transferred its interest and assigned its rights and obligations under the memorandum of agreement to Grant Forest Products Inc., or Grant. In February 2001, we transferred our interest in the High Level OSB project and assigned our rights and obligations under the memorandum of agreement to our wholly-owned subsidiary, Steen River. In connection with our offering of senior notes in March 2004, we wound-up Steen River and transferred all of Steen River’s assets and liabilities to us in order to simplify our corporate organizational structure and provide access to the previously unavailable capital cost allowance on the High Level assets.

      The memorandum of agreement sets out the structure of the relationship between us and Grant, as co-owners, and governs their respective rights and obligations with respect to the High Level OSB project. Among other things, the memorandum of agreement establishes the following:

•	Footner acts as a bare trustee and nominee of the co-owners, holding title to the High Level property, plant and equipment as well as the timber tenure on behalf of the co-owners;

•	a service company operates the facility (this role is currently assumed by Footner) under the direction of a general manager;

•	the co-owners share the costs of construction, operations and on-going capital requirements equally;

•	each co-owner may, with the consent of the other party, obtain debt financing to finance its share of the project costs and may grant its lender a security interest in its share of the fixed assets;

•	each co-owner receives a one-half share of production and is required to pay Footner on a monthly basis for the cost of production associated with the OSB it receives;

•	each co-owner accepts delivery of the OSB at the plant and disposes of the OSB for its own account;

•	if either party fails to make any payments owing to Footner, or fails to take its share of OSB, it will not be entitled to receive any OSB until it cures such default;

•	a non-defaulting party is entitled to sell the defaulting party’s share of OSB with the proceeds to be applied against the defaulting party’s account; it may also provide a loan at market rates to Footner to cover the defaulting party’s deficiency or require Footner to obtain such a loan from a third-party lender; such loan will be secured by a lien on the interest of the defaulting party in favor of the non-defaulting party or Footner, as the case may be;

•	neither party may sell its interest in the facility to a third-party purchaser without first offering the other co-owner a right-of-first refusal;

•	a buy-sell provision exercisable by either party once performance targets are reached at the facility, with a minimum offer price equal to the undepreciated book value of the other party’s investment; and

•	at any time one party is in default, the non-defaulting party may exercise the buy-sell provision, with no set minimum offer price and without the requirement that the performance targets have been reached.

      The memorandum of agreement also contemplates that the parties will endeavor to enter into definitive agreements, which would incorporate the basic concepts and fundamentals agreed to by the parties in the memorandum of agreement. Similarly, the parties also agreed that they would enter into a shareholders’ agreement with respect to Footner to establish the parameters of the corporate and day-to-day management of the High Level OSB facility. We have had discussions with Grant Corp. regarding drafts of the agreements contemplated by the memorandum of agreement, but have yet to settle and execute any of them.

CORPORATE INFORMATION

      Ainsworth was formed under the laws of British Columbia on March 31, 1993, by the amalgamation of Ainsworth Lumber Co. Ltd. and its parent company, Ainsworth Enterprises Ltd. Ainsworth Lumber Co. Ltd., the amalgamating company, was previously the result of the amalgamation on December 3, 1970, of Ainsworth Lumber Co. Ltd., which was incorporated in 1956, and Little Bridge Creek Logging Ltd., which was incorporated in 1963. Ainsworth was founded in 1950 by David Ainsworth and originally consisted of a portable sawmill operation that employed six people. In 1952, the initial sawmill operation was relocated to 100 Mile House, British Columbia. We built a permanent sawmill at 100 Mile House in 1957 and steadily expanded its operations over a period of 12 years to include lumber planing and drying facilities. This original sawmill operation was consolidated into a larger, modernized operation at Clinton, British Columbia in mid-1998.

      In 1975, we began construction of a second sawmill near Clinton, British Columbia, and in 1979, added a finger-joined facility at the 100 Mile House site to add value to its off-grade and shorter-length lumber products. In 1986, the finger-joined facility was relocated to Abbotsford, British Columbia, where a milder climate extended the operating season.

      In 1987, we purchased from Evans Products Limited a sawmill and veneer mill at Lillooet, British Columbia, a sawmill and specialty overlaid plywood plant at Savona, British Columbia, and two forest licenses. This acquisition substantially diversified our product line and initiated our entry into the specialty overlaid plywood business. The additional timber supply from the forest licenses acquired from Evans also enabled us to manage our overall timber supply more effectively through the implementation of a comprehensive system of log transfers among the facilities to achieve optimal use of the available timber.

      In 1990, following a public call for tenders by the British Columbia Ministry of Forests, we were granted pulpwood harvesting rights for a 25-year term for the purpose of operating an OSB facility at 100 Mile House. We subsequently entered into a pulpwood agreement with the Ministry of Forests on April 26, 1990. In May 1993, we completed an initial public offering of 5.55 million common shares at $10 per share. The $51.4 million net proceeds were used as partial funding for the construction of the OSB plant at 100 Mile House. The 100 Mile House OSB plant has been operating since August 1994.

      In 1994, the Alberta government submitted a request for proposals for a deciduous timber allocation, or DTA, near Grande Prairie, Alberta. Our proposal was accepted, and on August 9, 1994, we were granted a DTA for a renewable 20-year term. Construction of our second OSB facility near Grande Prairie began in October 1994, and production of the first OSB panels commenced in December 1995. In addition, equipment was installed in 1997 for further processing the OSB and adding further value to the product lines.

      In 1996, the Alberta Lands and Forest Service requested proposals for a DTA in the Footner Timber Development Area in Northern Alberta. In January 1997, we made a joint proposal with Grant Forest Products Corp., through Footner Forest Products Ltd. to construct and operate an OSB plant near High Level, Alberta upon receipt of a 20-year DTA. In September 1997, the Alberta government announced that the Footner proposal had been selected. Construction of the High Level OSB facility began in August 1999 and was completed in the fall of 2000.

      In February 2001, we transferred our interest in Footner and the High Level OSB project to our wholly-owned subsidiary, Steen River, in consideration for an assumption of debt incurred in relation to the High Level OSB project and common shares in Steen River. In connection with our offering of senior notes in March 2004, we wound-up Steen River and transferred all of Steen River’s assets and liabilities to us in order to simplify our corporate organizational structure and provide access to the previously unavailable capital cost allowance on the High Level assets.

      On April 24, 2001, we completed the sale of our Clinton, British Columbia lumber operations to West Fraser Mills Ltd. Following the sale of our Clinton lumber operations, we classified our Abbotsford finger-joined operations as discontinued operations. In February, 2002 a decision was made to cease efforts to dispose of the Abbotsford operation, reflecting our improved financial position and other changes in circumstances. On December 20, 2002 we temporarily shut-down the mill due to market conditions related to the Canada-U.S. softwood lumber dispute.

      On May 19, 2004, we acquired all of the outstanding shares of Voyageur Panel Limited, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner) for an aggregate purchase price of US$206.7 million (which includes US$47.6 million of net working capital). In addition, we may be required to pay up to US$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Barwick facility is sold at an average price that exceeds Cdn$275 per msf ( 3/8” basis) between the closing of the acquisition and December 31, 2004. Voyageur owned and operated an OSB facility located in Barwick, Ontario with a current annual production capacity of 470 mmsf. Immediately following our acquisition of Voyageur, Voyageur was amalgamated with another one of our wholly-owned subsidiaries to form Ainsworth Engineered Corp., a Nova Scotia unlimited liability company.

      In August 2004 we (1) completed an exchange offer pursuant to which all of the US$210 million in aggregate principal amount of 6.750% Senior Notes due March 15, 2014 that we issued on March 3, 2004 were exchanged for an identical aggregate principal amount of 6.750% Senior Notes representing the same indebtedness due March 15, 2014, which were registered under the Securities Act of 1933; and (2) completed an exchange offer pursuant to which all of the US$110 million in aggregate principal amount of 6.750% Senior Notes representing the same indebtedness due March 15, 2014 that we issued on May 19, 2004 were exchanged for an identical aggregate principal amount of 6.750% Senior Notes due March 15, 2014, which were registered under the Securities Act of 1933.

      On September 22, 2004, we acquired all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities that are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly owned subsidiary. In connection with the acquisition, we paid Potlatch a purchase price of approximately US$457.5 million (including certain adjustments upon closing). On December 24, 2004, Ainsworth Lumber Co. Ltd. created Ainsworth Engineered Canada Limited Partnership. This partnership was created to facilitate the integration of the Canadian business operations under one entity. Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. contributed the use of its assets in exchange for interests in the partnership.

      Ainsworth Engineered Corp. sold its interest in the partnership to Ainsworth Lumber Co. Ltd. in exchange for Ainsworth Lumber Co. Ltd. preferred shares. At January 1, 2005 Ainsworth Lumber Co. Ltd. is the sole partner in Ainsworth Engineered Canada Limited Partnership. All Canadian business operations have been conducted by Ainsworth Engineered Canada LP since January 1, 2005.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth information about our directors and executive officers, and their respective positions as of the date of this prospectus.

Name	Title

Brian E. Ainsworth	Chairman, Chief Executive Officer and Director
D. Allen Ainsworth	President and Director
Catherine E. Ainsworth	Chief Operating Officer, Secretary and Director
Robert Allen	Chief Financial Officer
David Ainsworth	Director and co-founder of Ainsworth
Susan Ainsworth	Director and co-founder of Ainsworth
D. Michael Ainsworth	Executive Vice-President
Kevin Ainsworth	Senior Vice-President, B.C. Timberlands and Specialty Plywood
Douglas I. Ainsworth	Senior Vice-President, Marketing
Ron B. Anderson(1)(2)	Director
K. Gordon Green(1)(2)	Director
Morley Koffman(2)	Director
W. Gordon Lancaster(1)(2)	Director

(1)	Member of the Audit Committee and the Compensation Committee.

(2)	Member of the Corporate Governance Committee.

     Brian E. Ainsworth has served as Chairman of our Board of Directors and Chief Executive Officer since May 1993. Mr. Ainsworth previously managed the woodlands operations of Ainsworth Lumber Company, Ainsworth’s predecessor corporation, for more than 30 years.

      D. Allen Ainsworth has served as our President since May 1993. He has also been a Director since May 1993. Mr. Ainsworth served as our Chief Operating Officer until November 2001. Mr. Ainsworth previously managed the manufacturing and sales operations of Ainsworth Lumber Company for more than 30 years.

      Catherine E. Ainsworth has served as our Chief Operating Officer since November 2001, and has served as a Director and our Secretary since May 1993. Previously, Ms. Ainsworth served as our Chief Financial Officer from May 1993 to November 2001.

      Robert Allen has served as our Chief Financial Officer since November 2003. Prior to joining us, Mr. Allen served as Chief Financial Officer and Vice President of a startup, high technology advertising company located in Vancouver. Previously, Mr. Allen spent eight years working for Skeena Cellulose Inc., a large integrated forest products company in British Columbia, including his last position as Chief Financial Officer and Vice President of finance from 2000 to 2002. Before joining Skeena in 1994, Mr. Allen held a senior financial position at Western Forest Products Ltd. for a three year period. Mr. Allen also worked for the accounting firm of Coopers & Lybrand from 1986 to 1991. Mr. Allen is a graduate of the University of British Columbia and is a Chartered Accountant.

      David Ainsworth co-founded Ainsworth Lumber Company in 1950. He has been a Director since May 1993. Previously, Mr. Ainsworth served as our President.

      Susan Ainsworth co-founded Ainsworth Lumber Company in 1950. She has been a Director since May 1993.

      D. Michael Ainsworth has served as our Executive Vice-President since May 2002. Previously, he served as Vice-President, Marketing and Business Development since November 1996. Mr. Ainsworth holds a Master of Science degree in forest products marketing and a Bachelor of Science degree in forestry, both of which he earned at the University of British Columbia.

      Kevin Ainsworth has served as Senior Vice-President, B.C. Timberlands and Specialty Plywood since November 2002. He has held a number of investor relations and woodlands management positions with Ainsworth since 1992. Mr. Ainsworth holds a Master of Business Administration degree and a Bachelor of Science degree in forestry, both of which he earned at the University of British Columbia.

      Douglas I. Ainsworth has served as Senior Vice-President, Marketing since November 2002. Previously, he served as the General Manager, Business Development where he managed the construction and operational start-up of the Grande Prairie OSB facility. Mr. Ainsworth has held a number of management positions with Ainsworth since 1989.

      Ron B. Anderson has been a director since May 12, 2003. Currently he serves as President of North Point Capital Corp., a Vancouver-based private merchant bank. Previously, Mr. Anderson served as Senior Vice-President Corporate Development of Parkside Developments LP, an affiliated company involved in real estate development. Mr. Anderson has over 20 years of experience in banking and corporate acquisitions. He has a Bachelor of Commerce degree which he earned at the University of British Columbia, and is a Certified General Accountant.

      K. Gordon Green has been a director since May 1993. Mr. Green is a corporate director and an independent financial consultant. Until October 1993 he was a Vice-President and Director of RBC Dominion Securities Inc., a Canadian financial services company. Mr. Green has a Master of Business Administration degree, which he earned at Harvard University, and a Bachelor of Science degree in forestry, which he earned at the University of British Columbia.

      Morley Koffman has been a director since May 1993. Mr. Koffman is a lawyer with the Vancouver law firm Koffman Kalef. He has been appointed Queen’s Counsel. Mr. Koffman holds a Bachelor of Laws degree and a Bachelor of Arts degree, both of which he earned at the University of British Columbia.

      W. Gordon Lancaster has been a director since May 1993. Mr. Lancaster, a Chartered Accountant, currently serves as Chief Financial Officer of Ivanhoe Energy Inc., a Vancouver-based international natural gas, oil and energy company. Mr. Lancaster was with Deloitte & Touche LLP for 20 years, including five years as partner. He also has more than 20 years of experience in senior financial positions serving as Chief Financial Officer of First City Group, Vancouver International Airport Authority, Lions Gate Entertainment Corp., Power Measurement Inc. and Xantrex Technology Inc.

      Brian E. Ainsworth, D. Allen Ainsworth and Catherine E. Ainsworth are the children of David Ainsworth and Susan Ainsworth. D. Michael Ainsworth and Douglas I. Ainsworth are the children of D. Allen Ainsworth and Kevin Ainsworth is the son of Brian E. Ainsworth.

Compensation

      The following table provides a summary of compensation for the fiscal year ended December 31, 2003 paid by us to our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as at December 31, 2003, who we refer to in this prospectus as our Named Executive Officers.

Summary Compensation Table

					Long-term Compensation

					Awards

		Annual Compensation			Securities	Restricted	Payouts
					Under	Shares or	Long-term
				Other Annual	Options/SARs	Restricted	Incentive
		Salary		Compensation	Granted	Share Units	Plan Payouts	All Other
Name and Principal Position	Year	($)	Bonus ($)	($)	(#)	($)	($)	Compensation

Brian E. Ainsworth	2003	—	—	$816,000 (2)	—	—	—	—
Chairman and Chief Executive Officer

D. Allen Ainsworth	2003	$412,500	$385,500	(1)	—	—	—	—
President

Catherine E. Ainsworth	2003	$362,500	$435,500	(1)	—	—	—	—
Chief Operating Officer and Secretary

D. Michael Ainsworth	2003	$200,000	$150,000	(1)	—	—	—	—
Executive Vice-President

Douglas I. Ainsworth	2003	$200,000	$150,000	(1)	—	—	—	—
Senior Vice-President, Marketing

(1)	The aggregate amount of all perquisites or other personal benefits paid to each of the executive officers named in the table in 2003 did not exceed 10% of his or her total base salary or compensation and bonus for the year.

(2)	Represents management fees in the amount of $468,750 plus a bonus of $329,250, and an automobile allowance of $18,000. See “Employment Agreements”.

Compensation of Directors

      During the year ended December 31, 2003, our non-employee, non-related directors were paid a retainer fee of $10,000 per year and a meeting attendance fee of $1,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, non-employee directors were paid a meeting attendance fee of $1,000 per committee meeting attended and non-employee directors acting as chair of committees also earned $2,000 per year for each committee chaired. A total of $90,667 was earned by our non-employee directors as a group for this period. Our non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings of the board of directors and committee meetings.

Pension Benefits

      Retirement benefits for our executive officers are provided under our pension plan for all salaried employees. The pension plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings, or YMPE, plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 1994 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-

year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits or other offset amount.

      We did not pay any pension benefits in the financial year ended December 31, 2003 to the Named Executive Officers. The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited Years	Estimated	Years of	Estimated
	of Service to	Annual Benefit	Credited Service	Annual Benefit
Name	12/31/2003	at 12/31/2003	to age 65	at age 65

Brian E. Ainsworth	44	$75,800	48	$88,200
D. Allen Ainsworth	44	$75,800	47	$85,300
Catherine E. Ainsworth	24	$40,600	43	$79,300
D. Michael Ainsworth	15	$25,900	39	$72,300
Douglas I. Ainsworth	15	$25,900	41	$74,900

Board of Directors

      Our board of directors is currently composed of nine members. Each director holds office until the next annual general meeting of our shareholders or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of our articles of amalgamation or the Business Corporations Act (British Columbia).

Committees of the Board of Directors

      Our board of directors has an audit committee, compensation committee and a corporate governance committee.

Audit Committee

      The members of the audit committee are Ron B. Anderson, K. Gordon Green and W. Gordon Lancaster. The Audit Committee is responsible for reviewing our financial reporting obligations, approving our external audit plan and meeting with our external auditors to review performances. This committee reviews applicable accounting procedures and appropriate internal controls and procedures. The audit committee meets with our external auditors at least once each fiscal quarter, and reviews interim results and the annual financial statements prior to their approval by the Board of Directors. It also meets with the external auditors independently of management and is ultimately responsible for retaining and remunerating the external auditors.

Compensation Committee

      The members of the compensation committee are Ron B. Anderson, K. Gordon Green and W. Gordon Lancaster. The compensation committee meets and makes recommendations to the board of directors relating to the compensation for senior executives and for directors’ fees.

Corporate Governance Committee

      The members of the corporate governance committee are Morley Koffman, Ron B. Anderson, K. Gordon Green and W. Gordon Lancaster. The corporate governance committee is responsible for making representations to the Board of Directors with respect to developments in the area of corporate governance and the practices of the Board of Directors. It is the responsibility of the Corporate Governance Committee to review, interview and recommend new potential Board members as well as review, interview and recommend new potential Board members as well as reviewing on an annual basis the credentials of all nominees for re-election to the Board. This Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Orientation and education of new Board members is conducted by meetings by any new Board member with the Chief Executive Officer, the Chief Financial Officer and other long-standing Board members to assist any new director in learning about our key assets and about the industry in which we are involved.

Stock Options

      We have separate stock option plans for employees and non-employee directors. The plans provide that the board of directors may grant options to purchase common shares on terms that the directors may determine, within the limitations of the plans and subject to the rules of applicable regulatory authorities. The aggregate number of common shares reserved for issuance under each plan is fixed at 500,000 common shares for the employees’ plan and 75,000 common shares for the directors’ plan. The exercise price for an option granted under the plans will be determined by the board of directors but may not be less than the closing price of our common shares on the stock exchange on which our common shares principally traded on the day immediately preceding the date of grant. Options granted under the plans are not assignable, except by will or the laws of descent and distribution. The options are exercisable as to 20% of the optioned shares on the date of grant and as to a further 20% of the optioned shares on each of the first, second, third and fourth anniversaries following the date of grant. The term of each option is five years, subject to earlier termination in the event the optionee ceases to be a director or employee by reason of death or termination of directorship or employment. We do not provide any financial assistance to optionees in order to facilitate the purchase of common shares pursuant to the exercise of options granted under the plans. There are currently no outstanding stock options granted under the plans.

Employee Participation Share Plan

      An aggregate of 1.5 million Class B Common Shares are authorized for issuance of which 717,500 have been designated for our employee participation share plan. The plan is a significant element in compensation for our senior executives and non-employee directors. It provides that the board of directors may permit designated directors and senior employees to acquire Class B Common Shares on the terms set forth in the plan. The Class B Common Shares may be issued in series under the plan and 1.5 million common shares have been reserved for issuance to provide for the conversion of the Class B Common Shares into common shares.

      The plan provides that each series of Class B Common Shares will be exchanged automatically on a date fixed by the board of directors for that number of common shares that has value on the date of exchange equal to the amount of any increase in the value from the date fixed by resolution of the board of directors when authorizing the issuance of the Class B Common Shares of an equal number of common shares. In the event of termination of the employment and offices of a holder of Class B Common Shares, the date of exchange will be accelerated and the number of vested shares held is subject to reduction. We can redeem

Class B Common Shares issued pursuant to the plan at any time upon payment of the amount paid up and any declared but unpaid dividends.

      In 2001, the holders of the Class B Common Shares issued on December 18, 1996 became entitled under the plan to exchange their Class B Common Shares for common shares. On January 16, 2003 we issued 3,162 common shares at a deemed issue price of $4.99 per common share, in exchange for the Class B common shares issued on December 18, 1996. In 2003, the holders of the Class B Common Shares issued on August 11, 1998 became entitled under the plan to exchange their Class B Common Shares for common shares. On April 28, 2003 we issued 15,586 common shares at a deemed issue price of $3.50 per common share, in exchange for Class B common shares issued on August 11, 1998. We then cancelled the Class B common shares issued pursuant to the plan. On July 21st, we issued 600 common shares at a deemed issue price of $3.80 per common share followed by the issuance of 800 common shares on November 30th at a deemed issue price of $6.47 per common share, in exchange for Class B common shares issued on June 25, 1999.

      On March 29, 2004, we issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled, under our Employee Participation Share Plan, to receive common shares in exchange for those Class B common shares. As at March 31, 2004, there were no issued and outstanding Class B common shares.

      On June 29, 2004, the Company repurchased 10,924 common shares at a purchase price of $26.03 per share. The excess of $0.2 million between the purchase price and the weighted average cost was charged to retained earnings.

Employment Agreements

      We do not have any employment or management contracts or termination arrangements with any of the Named Executive Officers, other members of our administrative, supervisory or management bodies, or our directors, except as described below.

      On April 25, 1999, we entered into a management and consulting agreement with 2468 Holdings Ltd., a company controlled by Brian Ainsworth, our Chairman and Chief Executive Officer. The management and administrative services under the agreement are to be performed by Brian Ainsworth or such other individual as we and 2468 Holdings determine from time to time. In consideration for the services, we must pay 2468 Holdings an annual fee, currently $468,750, plus such annual bonus as may be determined by the compensation committee of our board of directors. The agreement is for an indefinite term, subject to the right of either party to terminate it in accordance with its provisions. 2468 Holdings may terminate the agreement on 30 days’ written notice to us. We may terminate the agreement at any time for cause. We may also terminate the agreement at any time without cause by payment of a cancellation payment equal to two times the annual fee for the year in which the termination occurs plus two times the last bonus payable prior to the termination. In any event, the agreement is to terminate upon the death of Brian Ainsworth, unless 2468 Holdings is able to provide a replacement representative acceptable to us.

RELATED PARTY TRANSACTIONS

Employment Agreements

      On April 25, 1999, we entered into a management and consulting agreement with 2468 Holdings Ltd., a company controlled by Brian Ainsworth, our Chairman and Chief Executive Officer. The management and administrative services under the agreement are to be performed by Brian Ainsworth or such other individual as we and 2468 Holdings determine from time to time.

      See “Management — Employment Agreements” for a discussion of the terms of the agreements.

Loans to Officers

      The following table set outs information on indebtedness since January 1, 2003 to us of any person who served as an officer or director during the year ended December 31, 2003, including their associates and companies controlled by them. As at December 31, 2003, the aggregate indebtedness owed to us by this person was $479,591. As at June 30, 2004, the aggregate indebtedness owed to us by this person was $484,955.

			Amount	Amount
			Outstanding	Outstanding
	Involvement	Largest Amount	as at	as at
	of Issuer or	Outstanding	December 31,	June 30,
Name and Principal Position	Subsidiary	During 2003	2003	2004

D. Allen Ainsworth(1)	Lender	$479,591	$479,591	$484,955

(1)	The indebtedness is of Snow Mountain Contracting Ltd., a company owned by D. Allen Ainsworth. The advances bear interest at the same rate that we receive on our banker’s acceptances and are unsecured and repayable on demand.

     During the year ended December 31, 2003, we paid $120,000 in rental charges for mobile forestry and transportation equipment to a company owned by persons related to one of our directors.

SHARE CAPITAL STRUCTURE

      We have an authorized capital consisting of 201,500,000 shares divided as follows:

•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares (all issued but subsequently redeemed) and 4,000,000 are designated as Series 2 Preferred Shares (all issued but subsequently redeemed).

      Only the common shares carry voting rights, with each common share carrying the right to one vote. As of June 30, 2004, 14,660,064 common shares were issued and outstanding.

      The following table sets out information as at September 30, 2004 on ownership of our common shares by our Named Executive Officers, directors and any person known by us to beneficially own 5% or more of either class. No stock options to purchase shares are outstanding.

	Common Shares
	beneficially owned
Name and positions	or controlled		% of Class

BRIAN E. AINSWORTH	2,507,186	(1)	17.10%
Chairman, Chief Executive Officer and Director
D. ALLEN AINSWORTH	2,757,186	(2)	18.81%
President and Director
CATHERINE E. AINSWORTH	61,013	(3)	0.42%
Chief Operating Officer, Secretary and Director
D. MICHAEL AINSWORTH	—		—
Executive Vice President
DOUGLAS I. AINSWORTH	150		0.01%
Senior Vice President, Marketing
DAVID AINSWORTH	3,129,188	(4)	21.34%
Director
SUSAN AINSWORTH	13,636		0.09%
Director
RON B. ANDERSON	—		—
Director
K. GORDON GREEN	8,888		0.06%
Director
MORLEY KOFFMAN	7,888		0.05%
Director
W. GORDON LANCASTER	2,000		0.01%
Director
GRANT FOREST PRODUCTS CORP.(5)	4,849,600		33.08%

(1)	These shares are controlled through 2468 Holdings Ltd.

(2)	These shares are controlled through 5678 Enterprises Ltd.

(3)	Catherine Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd., which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative.

(4)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine Ainsworth as that company’s representative to proceedings of our shareholders.

(5)	Based on a report dated July 8, 2004 generated using the Canadian Depository for Securities Ltd.’s System for Electronic Disclosure by Insiders (SEDI).

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facility

      On March 15, 2004 we executed a credit agreement for a senior secured revolving credit facility with a commercial lender. The credit facility is a five-year revolving credit facility permitting maximum aggregate borrowings of $50.0 million, subject to a borrowing base consisting of up to 85% of eligible accounts receivable plus up to 65% of eligible raw material and finished goods inventory with advances not to exceed 85% of the net orderly liquidation value of the inventory.

      We do not have any borrowings under the credit facility. Up to $50.0 million is available to us under the credit facility, subject to the borrowing base, which may reduce the total borrowings available to us. The credit facility is guaranteed by all of our wholly-owned subsidiaries. The credit facility is secured by all of our and any guarantors’ presently owned and hereafter acquired accounts receivable and inventory. Liens and/or security interests on our and any guarantors’ accounts receivable and inventory are prohibited.

      The credit facility requires us to maintain at least $10.0 million of excess availability of the borrowing base over actual borrowings under the facility or a fixed charge coverage ratio of 1:1. In addition, a borrowing base surplus of $5 million must be maintained at all times.

Letters of Credit

      As at September 30, 2004, we had outstanding letters of credit of approximately $4.1 million to support our ongoing business operations.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      When we sold the original notes in September 2004, we entered into an exchange and registration rights agreement, dated September 22, 2004, with the initial purchasers of the original notes. The following contains a summary of the provisions of the exchange and registration rights agreement. It does not contain all of the information that may be important to you. We refer you to the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

      Under the exchange and registration rights agreement, we agreed to file a registration statement regarding the exchange of the original notes for exchange notes which are registered under the Securities Act. We also agreed to use our reasonable best efforts to cause the registration statement to become effective under the Securities Act, and to conduct this exchange offer after the registration statement is declared effective by the SEC.

      The exchange and registration rights agreement provides that we will: (1) file the registration statement by November 22, 2004; (2) use our reasonable best efforts to have the registration statement declared effective by February 21, 2005; and (3) complete the exchange offer within 45 business days after the registration statement is declared effective by the SEC.

      The exchange offer will give holders of the original notes the opportunity to exchange the original notes for exchange notes that have been registered under the Securities Act. The exchange notes will evidence the same indebtedness as the original notes, and their terms will be substantially identical to the terms of the original notes, except that the exchange notes will have been registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the original notes and will not entitle their holders to registration rights.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

Resale of Exchange Notes

      Based on the position of the staff of the SEC in no-action letters issued to third parties, we believe that exchange notes issued in connection with the exchange offer may be offered for resale, resold and otherwise transferred by any holder of exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act if:

•	the holder is not a broker-dealer or our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the exchange notes.

      Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions.

      This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes. With regard to broker-dealers, only broker-dealers that acquired the original notes as a result of market-making activities or other trading activities may participate in the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any original notes that are properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the original notes and completion of the exchange offer is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. We will issue US$1,000 principal amount of exchange notes in exchange for each US$1,000 principal amount of original notes surrendered under the exchange offer. Original notes may be tendered only in integral multiples of US$1,000. The exchange notes will be delivered on the earliest practicable date following the expiration date of the exchange offer.

      The exchange notes will evidence the same debt as the original notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the original notes. Consequently, the original fixed rate notes and the new fixed rate notes, and the original floating rate notes and the new floating rate notes will, in each case, be treated as a single series of debt securities under the indenture. For a description of the indenture, see “Description of Notes”.

      As of the date of this prospectus, US$275,000,000 aggregate principal amount of the original fixed rate notes and US$175,000,000 aggregate principal amount of the original floating rate notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of original notes. There will be no fixed record date for determining registered holders of original notes entitled to participate in the exchange offer. The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.

      We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Original notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the original notes and the exchange notes.

      We will be deemed to have accepted for exchange properly tendered original notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of original notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange promptly on the date of acceptance for exchange of the original notes. This exchange date will be the first business day following the expiration date unless it is extended as described in this prospectus. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions”.

      Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal and as described below, transfer taxes with respect to the exchange of original notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the subsection entitled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the Exchange Offer; Extensions; Amendments

      The exchange offer will expire at 5:00 p.m., New York City time, on               , 2005. The exchange offer can be extended by us in our sole discretion, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

      In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing of any extension. We will notify the registered holders of original notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

      We will not be obligated to accept for exchange the original notes of any holder that has not made to us:

•	the representations described under “— Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering”; and

•	any other representations that we may reasonably request in order to comply with applicable laws.

      The exchange offer is subject to the following additional conditions: (1) neither the exchange offer, nor the making of any exchange by a holder of original notes, violates applicable law or any applicable interpretation of the staff of the SEC, (2) no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, (3) there shall not have been adopted or enacted any law, statute, rule or regulation which, our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, (4) there shall not have been declared by U.S. federal, New York State or Canadian federal authorities a banking moratorium which in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, and (5) trading generally in the United States or Canadian over-the-counter market shall not have been suspended by order of the Commission, any securities commission or securities regulatory authority in Canada or any other governmental authority, which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving oral or written notice of an extension to the holders. During an extension, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any original notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any original notes not previously accepted for exchange. By public announcement, we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement.

      These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

      We will not accept for exchange any original notes tendered, and will not issue exchange notes in exchange for any original notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act.

      If the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the exchange notes (1) cannot rely on the staff position enunciated in Exxon Capital or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Procedures for Tendering

      Only a holder of record of original notes may tender original notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below;

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; and

•	the exchange agent must receive, before expiration of the exchange offer, a properly transmitted agent’s message and a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” before expiration of the exchange offer. To receive confirmation of a valid tender of original notes, a holder should contact the exchange agent at the telephone number listed under “— Exchange Agent”.

      The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder tenders less than all of the original notes held by the holder, that tendering holder should fill in the applicable box of the letter of transmittal. The amount of original notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

      The method of delivery of original notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or original notes to us.

Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

      Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the original notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of original notes.

      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

      If the letter of transmittal is signed by the record holder(s) of the original notes tendered, the signature must correspond with the name(s) written on the face of the original note without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the original notes.

      A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Rule 17Ad-15 under the Exchange Act describes eligible guarantor institutions as banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the original notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

      If the letter of transmittal is signed by a person other than the registered holder of any original notes, the original notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the original notes and an eligible institution must guarantee the signature on the bond power.

      If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the original notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by

DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering original notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes the acceptance of which would, in the opinion of our counsel, be unlawful.

      We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

      Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of original notes will not be deemed made until those defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	original notes or a timely book-entry confirmation that original notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

      Holders should receive a copy of the letter of transmittal with this prospectus. A holder may obtain additional copies of the letter of transmittal from the exchange agent’s offices listed under “— Exchange Agent”. By signing the letter of transmittal, each tendering holder of original notes will represent to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see “Plan of Distribution”); and

•	the holder is not an “affiliate”, as defined in Rule 405 of the Securities Act, of us.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of original notes who are unable to deliver confirmation of the book-entry transfer of their original notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their original notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      Holders wishing to tender their original notes but whose original notes are not immediately available or who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of original notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the original notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered original notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, holders of original notes may withdraw their tenders at any time before expiration of the exchange offer. For a withdrawal to be effective:

•	The exchange agent must receive a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “— Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount of the original notes to be withdrawn; and

•	where certificates for original notes have been transmitted, specify the name in which the original notes were registered, if different from that of the withdrawing holder.

      If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

      If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the applicable DTC procedures.

      We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any original notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, those original notes will be credited to an account maintained with DTC for original notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn original notes by following one of the procedures described under the subsection entitled “— Procedures for Tendering” above at any time on or before expiration of the exchange offer.

      A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under “— Exchange Agent”.

Exchange Agent

      The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth in the letter of transmittal. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Mail, Hand or Overnight Delivery: The Bank of New York 101 Barclay Street — 7E New York, NY 10286 Attention: William Buckley Facsimile: (212) 298-1915 Confirm by Telephone: (212) 815-5788

      Delivery of the letter of transmittal to an address other than as set forth above or transmission or instructions via facsimile other than as set forth above or pursuant to DTC’s Automated Tender Offer Program System as described in this prospectus does not constitute a valid delivery.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, facsimile, telephone or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees; and

•	printing and mailing costs.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the exchange of original notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of original notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the original notes;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes under the exchange offer.

Accounting Treatment

      We will record the exchange notes in our accounting records at the same carrying value as the original notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as deferred financing costs, which will be amortized over the term of the exchange notes.

Other

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire original notes in open-market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered original notes.

Consequences of Failure to Exchange Original Notes

      Holders of original notes who do not exchange their original notes for exchange notes pursuant to the exchange offer will continue to be subject to the provisions in the indenture regarding transfer and exchange of the original notes and the restrictions on transfer of such original notes as set forth in the legend thereon as a consequence of the issuance of the original notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

DESCRIPTION OF NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions”. In this description, “Ainsworth”, “we”, “our” and “us” refer only to Ainsworth Lumber Co. Ltd. and not to any of its subsidiaries.

      The original notes were, and the exchange notes will be, issued under an indenture, dated as of September 22, 2004, between Ainsworth Lumber Co. Ltd., as issuer, Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC, as guarantors, and The Bank of New York, as trustee. In this section of the prospectus, the original fixed rate notes and the new fixed rate notes are collectively referred to as the fixed rate notes, the original floating rate notes and the new floating rate notes are collectively referred to as the floating rate notes and the original notes and the exchange notes are collectively referred to as the notes. The exchange notes evidence the same indebtedness, in each case, as the original notes, and their terms are substantially identical, in each case, to the terms of the original notes, except that the exchange notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the original notes and will not entitle their holders to registration rights. The statements in this section of the prospectus relating to the notes and the indenture are summaries of the material terms of the indenture and do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions of certain terms. The indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. Copies of the indenture will be available at the corporate trust office of the Trustee.

      We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. The indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

      The registered holder of a note (the “Holder”) will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes

      The notes:

•	will be general unsecured obligations of Ainsworth;

•	will rank equally in right of payment with any existing and future senior Indebtedness of Ainsworth; and

•	will be effectively subordinated to any existing and future secured Indebtedness of Ainsworth to the extent of the assets securing such Indebtedness.

      The notes will be guaranteed by each existing and future North American Restricted Subsidiary, other than Non-Guarantor Restricted Subsidiaries. As of the date of this prospectus, Ainsworth has two subsidiaries, Ainsworth Engineered Corp., successor to Voyageur Panel Limited and Ainsworth Engineered (USA), LLC, that are North American Restricted Subsidiaries, each of which has guaranteed the notes. Under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, we are permitted to designate certain of our future subsidiaries as “Unrestricted Subsidiaries”. Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

      The notes were issued in an aggregate principal amount of US$450 million (US$275 million of which are fixed rate notes and US$175 million of which are floating rate notes). Ainsworth may issue unlimited additional fixed rate notes or floating rate notes, which we refer to as “Additional Notes”, under the indenture from time to time after this offering. Any offering of Additional Notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and — Issuance of Preferred Stock”. The fixed rate notes and the floating rate notes are each a separate series of notes but will be treated as a single class of securities under the indenture, except as otherwise stated herein. As a result, Holders of each series of notes will not have separate rights to, among other things, give notice of defaults or to direct the trustee to exercise remedies in the event of a default or otherwise. Ainsworth will issue notes in denominations of US$1,000 and integral multiples of US$1,000.

Fixed Rate Notes.

      The fixed rate notes will mature on October 1, 2012 at their principal amount, plus accrued and unpaid interest to, but not including, the maturity date. Interest on the fixed rate notes will accrue at the rate of 7 1/4% per annum and will be payable semi-annually in arrears on June 30 and December 30, commencing on December 30, 2004. Ainsworth will make each interest payment to the Holders of record of the fixed rate notes on the immediately preceding June 15 and December 15. Interest on the fixed rate notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date, and will be computed on the basis of a 360-day year comprised of twelve 30-day months. For the purpose of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year and divided by 360.

Floating Rate Notes.

      The floating rate notes will mature on October 1, 2010 at their principal amount, plus accrued and unpaid interest to, but not including, the maturity date. The floating rate notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the trustee under the indenture. Interest on the floating rate notes will be payable in arrears on March 30, June 30, September 30 and December 30, commencing on December 30, 2004. Ainsworth will make each interest payment to the Holders of record of the floating rate notes on the immediately preceding March 15, June 15, September 15 and December 15. Interest on the floating rate notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date.

      Set forth below is a summary of certain of the defined terms used in the indenture relating solely to the floating rate notes.

      “LIBOR”, with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the

Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

      “Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include December 29, 2004.

      “Determination Date”, with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.

      “London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

      “Representative Amount” means a principal amount of not less than US$1,000,000 for a single transaction in the relevant market at the relevant time.

      “Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

      The amount of interest for each day that the floating rate notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the floating rate notes. The amount of interest to be paid on the floating rate notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. For the purpose of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year and divided by 360.

      All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

      The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Methods of Receiving Payments on the Notes

      If a Holder has given wire transfer instructions to Ainsworth, Ainsworth will pay all principal, interest and premium , if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Ainsworth elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

      The trustee is acting as paying agent and registrar. Ainsworth may change the paying agent or registrar without prior notice to the Holders of the notes, and Ainsworth or any Guarantor may act as paying agent or registrar.

Transfer and Exchange

      A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer or exchange documents in connection with a transfer or exchange of notes. Holders are required to pay all taxes due on transfer and exchange. Ainsworth is not required to transfer or exchange any note selected for redemption. Also, Ainsworth is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

      The notes will be guaranteed by each existing and future North American Restricted Subsidiary, other than Non-Guarantor Restricted Subsidiaries. As of the date of this prospectus, Ainsworth has three subsidiaries, Ainsworth Engineered Corp., successor to Voyager Panel Limited, Ainsworth Engineered (USA), LLC and Ainsworth Engineered Canada Limited Partnership that are North American Restricted Subsidiaries, each of which has guaranteed the notes. Each Guarantor will, jointly and severally, fully and unconditionally guarantee the payment of principal of and interest, and premium, if any, on the notes. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

      Each guarantee of the notes:

•	will be a general unsecured obligation of the Guarantor;

•	will rank equally in right of payment with any existing and future senior Indebtedness of that Guarantor; and

•	will be effectively subordinated to any existing and future secured Indebtedness of that Guarantor to the extent of the assets securing that Indebtedness.

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Ainsworth or another Guarantor, unless:

      (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

      (2) either:

(a) the Guarantor is the surviving Person, or the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee and completes all other required documentation; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

      The Subsidiary Guarantee of a Guarantor will be released:

      (1) in connection with any sale (including by way of merger, amalgamation or consolidation) of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Ainsworth or a Restricted Subsidiary of Ainsworth, if the sale complies with the “Asset Sale” provisions of the indenture; or

      (2) if Ainsworth designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

      See “— Offers to Purchase by Ainsworth — Asset Sales.”

Additional Amounts

      All amounts paid or credited by Ainsworth under or with respect to the notes, or by any Guarantor pursuant to the Subsidiary Guarantees, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities or expenses related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, the “Taxes”), unless Ainsworth or such Guarantor, as the case may be, is required to withhold or deduct any amount for or an account of Taxes by law or by the interpretation or administration thereof. If Ainsworth or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any amount paid or credited under or with respect to the notes or the Subsidiary Guarantees, Ainsworth or such Guarantor will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by each owner of a beneficial interest in the notes (an “owner” for the purposes of this “Additional Amounts” section) (including Additional Amounts) after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount such owner would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment or credit made to an owner (an “Excluded Holder”) (or to a Holder on behalf of an Excluded Holder) (i) with which Ainsworth or such Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of such owner being connected with Canada or any province or territory thereof otherwise than solely by reason of the owner’s activity in connection with purchasing the notes, by the mere holding of notes or by reason of the receipt of payments thereunder or the enforcement of the Holder’s or owner’s rights thereunder, (iii) which failed to duly and timely comply with a timely request of Ainsworth to provide information, documents, certification or other evidence concerning such owner’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such owner or Holder on behalf of such owner of notes but for this clause (iii), (iv) which is a fiduciary, a partnership or not the beneficial owner of any payment or credit on a note, if and to the extent that any beneficiary or settlor of such fiduciary, any partner in such partnership or the beneficial owner of such payment (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor, partner or beneficial owner had been the Holder of such note or (v) any combination of the foregoing numbered clauses of this proviso. Ainsworth or such Guarantor will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with and in the time required under applicable law.

      Ainsworth or the Guarantor will furnish the Holders of the notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, evidence of such payment by Ainsworth or such Guarantor. In the event that Ainsworth or the Guarantor fails to remit any Taxes in respect of which Additional Amounts are payable, Ainsworth or the Guarantor will indemnify and hold harmless each owner of a beneficial interest in the notes (other than an

Excluded Holder or owner to the extent that such owner has already received Additional Amounts in respect of the relevant payment or credit) and will, upon written request of a Holder on behalf of an owner (other than an Excluded Holder), reimburse each such Holder or owner for the amount of (x) any Taxes so levied or imposed and paid by such Holder or owner as a result of payments or credits made under or with respect to the notes or the Subsidiary Guarantees, and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x) but excluding any such Taxes on the net income of such Holder or owner so that the net amount received by such Holder or owner (net of payments made under or with respect to the notes or Subsidiary Guarantees) after such reimbursement will not be less than the net amount the Holder or owner would have received if Taxes on such reimbursement had not been imposed.

      At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if Ainsworth or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, Ainsworth or such Guarantor will deliver to the trustee an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the trustee to pay such Additional Amounts to Holders or owners on the payment date. Whenever in the indenture or in this “Description of Notes” there is mentioned, in any context, the payment of principal, premium, if any, redemption price, Change of Control Payment, purchase price, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

      Ainsworth or a Guarantor will pay any present or future stamp, court, documentary or other similar Taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Notes, the indenture, any Subsidiary Guarantee or any related document (“Documentary Taxes”).

      The obligation to pay any Additional Amounts (and any associated reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the indenture.

Redemption

Optional Redemption — Fixed Rate Notes

      Except as described below under “— Optional Redemption Upon Equity Offerings” and “— Redemption for Changes in Canadian Withholding Taxes”, the fixed rate notes are not redeemable prior to October 1, 2008. Thereafter, Ainsworth may redeem the fixed rate notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on October 1 of the year set forth below:

Optional
Redemption
Year	Price

2008	103.625%
2009	101.813%
2010 and thereafter	100.000%

      In addition, Ainsworth must pay accrued and unpaid interest on the notes redeemed to, but not including, the date of redemption.

Optional Redemption — Floating Rate Notes

      Except as described below under “— Optional Redemption Upon Equity Offerings” and “— Redemption for Changes in Canadian Withholding Taxes”, the floating rate notes are not redeemable prior to October 1, 2006. Thereafter, Ainsworth may redeem the floating rate notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on October 1 of the year set forth below:

Optional
Redemption
Year	Price

2006	102.000%
2007	101.000%
2008 and thereafter	100.000%

      In addition, Ainsworth must pay accrued and unpaid interest on the notes redeemed to, but not including, the date of redemption.

      Optional Redemption Upon Equity Offerings. Notwithstanding the foregoing, (i) at any time prior to October 1, 2007, Ainsworth may on any one or more occasions redeem up to 35% of the aggregate principal amount of the fixed rate notes (including any Additional Notes that are fixed rate notes) outstanding at a redemption price equal to 107.25% of the principal amount thereof, and (ii) at any time prior to October 1, 2006, Ainsworth may on any one or more occasions redeem up to 35% of the aggregate principal amount of the floating rate notes (including any Additional Notes that are floating rate notes) outstanding at a redemption price equal to 100% of the principal amount thereof plus a premium equal to the rate per annum on the floating rate notes applicable on the date on which notice of redemption is given, in each case on the redemption date, together with accrued and unpaid interest, if any, to, but not including, such redemption date, with the net cash proceeds of one or more Equity Offerings (as defined below); provided that:

      (1) at least 65% of the aggregate principal amount of notes (including any Additional Notes) of the series being redeemed remains outstanding immediately after the occurrence of any such redemption (excluding notes held by Ainsworth and its Subsidiaries); and

      (2) the redemption occurs within 60 days of the date of the closing of such Equity Offering.

      “Equity Offering” means any public or private issuance or sale of Common Stock of Ainsworth.

Redemption for Changes in Canadian Withholding Taxes

      Ainsworth may redeem all, but not less than all, of the Notes at any time at 100% of the aggregate principal amount of the notes, together with accrued and unpaid interest, if any, on the notes redeemed to the applicable redemption date, if Ainsworth has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position of any governmental agency, taxing authority or regulatory authority regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

Mandatory Redemption

      Ainsworth is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

      (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

      (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No notes of US$1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note representing the same indebtedness to the extent not redeemed will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Offers to Repurchase by Ainsworth

Change of Control

      If a Change of Control occurs, Ainsworth will make an offer to repurchase all outstanding notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Ainsworth will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of repurchase. Within 10 days following any Change of Control, Ainsworth will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in the notice. Ainsworth will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Ainsworth will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control Payment Date, Ainsworth will, to the extent lawful:

      (1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

      (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

      (3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Ainsworth.

      The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$1,000 or an integral multiple of US$1,000.

      Ainsworth will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require Ainsworth to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that require Ainsworth to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      Ainsworth will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Ainsworth and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the obligation of Ainsworth to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Ainsworth and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale in any single transaction or series of related transactions unless:

      (1) Ainsworth (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

      (2) the fair market value is determined by Ainsworth’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

      (3) at least 75% of the consideration received in the Asset Sale by Ainsworth or such Restricted Subsidiary is in the form of (i) cash, (ii) Cash Equivalents, (iii) the majority of the Voting Stock of a Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary, or (iv) long-term property or assets that are used or useful in a Permitted Business. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Ainsworth’s or such Restricted Subsidiary’s most recent balance sheet, of Ainsworth or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or other agreement that releases Ainsworth or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by Ainsworth or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Ainsworth or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

      In the case of consideration received in an Asset Sale in a form specified in clause (3) (iii) or (3) (iv), the Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds US$10.0 million.

      Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Ainsworth or such Restricted Subsidiary may apply those Net Proceeds at its option:

      (1) to repay term or revolving credit Indebtedness under or cash collateralize letters of credit under a Credit Facility (other than any such Indebtedness that is subordinate in right of payment to the Notes or any Subsidiary Guarantee) and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

      (2) if the Asset Sale is by a Restricted Subsidiary that is not a Guarantor, to repay, redeem or repurchase any Indebtedness of that Restricted Subsidiary;

      (3) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Person engaged in a Permitted Business;

      (4) to make a capital expenditure; or

      (5) to acquire other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, Ainsworth or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph and any Net Proceeds used to cash collateralize letters of credit which no longer cash collateralize a letter of credit and which have not otherwise been applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds”. Ainsworth may use Excess Proceeds to make at any time, and when the aggregate amount of Excess Proceeds exceeds US$10.0 million Ainsworth will make, an offer to purchase (“Asset Sale Offer”) to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem such indebtedness with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Ainsworth or such Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of notes and other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      Ainsworth will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Ainsworth will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Certain Covenants

      During any period of time that (a) the notes have Investment Grade Ratings from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the indenture, Ainsworth and its Restricted Subsidiaries will not be subject to

      (1) the provisions of the indenture described under:

•	“— Offers to Repurchase by Ainsworth — Change of Control”;

•	“— Offers to Repurchase by Ainsworth — Asset Sales”;

•	“— Restricted Payments” (except to the extent applicable under “Designation of Restricted and Unrestricted Subsidiaries”);

•	“— Incurrence of Indebtedness and Issuance of Preferred Stock”;

•	“— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

•	“— Transactions with Affiliates”; or

      (2) clauses (3) and (4) under the caption “Events of Default and Remedies” to the extent that such clauses apply to the covenants described in clause (1) above.

      If Ainsworth and its Restricted Subsidiaries are not subject to these covenants for any period of time as a result of the previous sentence (a “Fall-Away Period”) and, subsequently, one, or both, of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then Ainsworth and its Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of Ainsworth and its Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade, Default or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Issue Date. Notwithstanding the foregoing, the continued existence after the end of the Fall-Away Period of facts and circumstances or obligations arising from transactions which occurred during a Fall-Away Period shall not constitute a breach of any covenant set forth in the indenture or cause a Default or Event of Default thereunder; provided that (1) Ainsworth and its Restricted Subsidiaries did not incur or otherwise cause such facts and circumstances or obligations to exist in anticipation of (i) a ratings withdrawal or downgrade below an Investment Grade Rating or (ii) a Default or Event of Default and (2) Ainsworth and its Restricted Subsidiaries did not reasonably believe that such transactions would result in such withdrawal or downgrade, Default or Event of Default.

Restricted Payments

      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

      (1) declare or pay any dividend or make any other payment or distribution on account of Ainsworth’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving Ainsworth or any of its Restricted Subsidiaries) or to the direct or indirect holders of Ainsworth’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Ainsworth or to Ainsworth or a Restricted Subsidiary);

      (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, amalgamation or consolidation involving Ainsworth) any Equity Interests of Ainsworth or any direct or indirect parent of Ainsworth;

      (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof or any payment on Indebtedness permitted under clause (6) of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; or

      (4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

      (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

      (2) Ainsworth would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

      (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Ainsworth and its Restricted Subsidiaries after March 3, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (5), (6) and (7) (b) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Ainsworth for the period (taken as one accounting period) beginning on January 1, 2004 to the end of Ainsworth’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), excluding any charges incurred in connection with Ainsworth’s purchase of its 12 1/2% Senior Secured Notes due July 15, 2007 and 13.875% Senior Secured Notes due July 15, 2007 described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”, plus

(b) 100% of the aggregate net cash proceeds received by Ainsworth since March 3, 2004 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Ainsworth (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Ainsworth that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Ainsworth), plus

(c) to the extent that any Restricted Investment that was made after March 3, 2004 is sold for cash or otherwise liquidated or repaid for cash or, in the case of a Restricted Investment that is a Guarantee, released, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, less, in the case of a Guarantee, any amounts paid under such Guarantee, plus

(d) to the extent that any Unrestricted Subsidiary of Ainsworth is redesignated as a Restricted Subsidiary after March 3, 2004 the lesser of (i) the fair market value of Ainsworth’s Investment in such Subsidiary as of the date of such redesignation and (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

(e) US$15.0 million.

      So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

      (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

      (2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Ainsworth or any Restricted Subsidiary or of any Equity Interests of Ainsworth in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Ainsworth) of, Equity Interests of Ainsworth (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph;

      (3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Ainsworth or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

      (4) the payment of any dividend by a Restricted Subsidiary of Ainsworth that is not a Wholly Owned Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

      (5) an Investment by Ainsworth that increases the ownership interest of Ainsworth in the High Level Project out of the net cash proceeds of the substantially concurrent sale (other than from or to a Subsidiary or from or to an employee stock ownership plan financed by loans from Ainsworth or a Subsidiary of Ainsworth) of Equity Interests (other than Disqualified Stock) of Ainsworth; provided that the amount of any such net cash proceeds that are utilized for any such Investment will be excluded from clause (3) (b) of the preceding paragraph;

      (6) repurchases of Equity Interests deemed to occur upon the exercise of stock options; and

      (7) payments of (a) dividends on, and (b) the repurchase, redemption or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date of, Disqualified Stock, the incurrence of which was permitted by the indenture.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Ainsworth or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Ainsworth whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds US$10.0 million. Not later than the date of making any Restricted Payment, other than a Restricted Payment under clauses (2), (3), (4) and (6) of the second paragraph of this covenant, which, together with any Restricted Payments not previously reported pursuant to this sentence, exceeds US$2.0 million, Ainsworth will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Indebtedness), and Ainsworth will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Ainsworth or any Guarantor may incur Indebtedness (including Acquired Indebtedness) or Ainsworth may issue Disqualified Stock and any Guarantor may issue shares of preferred stock, if the Fixed Charge Coverage Ratio for Ainsworth’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):

      (1) the incurrence by Ainsworth or any of the Guarantors of Indebtedness and letters of credit under Credit Facilities, in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Ainsworth and the Guarantors thereunder) not to exceed the greater of:

(a) $50.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Ainsworth or any of its Restricted Subsidiaries since the Issue Date to repay term Indebtedness under a Credit Facility or to repay revolving credit Indebtedness and effect a corresponding commitment reduction under a Credit Facility, in each case, pursuant to the covenant described above under the caption “— Offers to Repurchase by Ainsworth — Asset Sales”; or

(b) the amount of the Borrowing Base as of the date of such incurrence;

      (2) the incurrence by Ainsworth and its Restricted Subsidiaries of Existing Indebtedness;

      (3) the notes and any related Subsidiary Guarantees;

      (4) the incurrence by Ainsworth or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Ainsworth or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (i) US$10.0 million and (ii) 2% of the Consolidated Net Tangible Assets of Ainsworth;

      (5) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (4) or (13) of this paragraph;

      (6) the incurrence by Ainsworth of Indebtedness to, or the issuance of Disqualified Stock to, any Wholly Owned Restricted Subsidiary of Ainsworth or the incurrence by any Restricted

Subsidiary of Ainsworth of Indebtedness to, or the issuance of preferred stock to, Ainsworth or any Wholly Owned Restricted Subsidiary of Ainsworth; provided, however, that:

(a) such Indebtedness owing by Ainsworth or a Guarantor to a Wholly Owned Restricted Subsidiary of Ainsworth must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Ainsworth, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness, Disqualified Stock or preferred stock being held by a Person other than Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth and (ii) any sale or other transfer of any such Indebtedness, Disqualified Stock or preferred stock to a Person that is not either Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth; will be deemed, in each case, to constitute an incurrence of such Indebtedness or issuance of Disqualified Stock or preferred stock by Ainsworth or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

      (7) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

      (8) the guarantee by Ainsworth or any of the Guarantors of Indebtedness of Ainsworth or a Guarantor of Ainsworth that was permitted to be incurred by another provision of this covenant;

      (9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in the Fixed Charges of Ainsworth as accrued;

      (10) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Indebtedness in respect of statutory obligations, bid, performance, surety and appeal bonds and trade and standby letters of credit, in each case entered into in the ordinary course of business and consistent with past practice;

      (11) Indebtedness of Ainsworth or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, Equity Interests, in accordance with the provisions of the indenture;

      (12) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Indebtedness to fund a purchase by Ainsworth or a Restricted Subsidiary of Grant’s interest in the High Level Project pursuant to a Right of First Refusal initiated by Grant or the Buy/ Sell Option; provided, that (i) (x) Ainsworth or such Restricted Subsidiary has accepted an offer from any Person, other than Ainsworth or a Restricted Subsidiary, to purchase the interest in the High Level Project that is acquired from Grant at a concurrent closing for an amount not less than the purchase price payable to Grant; and (y) such Indebtedness is repaid in full at such concurrent closing from the transfer of the interest in the High Level Project purchased from Grant at such closing; or (ii) there shall not have been a decrease in the rating of the notes by any Rating Agency by one or more Rating Categories that occurs within 90 days (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any Rating Agency) after the date of the later of (A) notice to the public or the Rating Agencies of the intention of Ainsworth or any of its Restricted Subsidiaries to incur Indebtedness to fund such a purchase or (B) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Indebtedness to fund such a purchase; and

      (13) the incurrence by Ainsworth or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed US$50.0 million.

      Ainsworth will not, and will not permit any Guarantor to, incur any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of Ainsworth or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes or the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that Indebtedness of Ainsworth or a Guarantor will not be deemed to be contractually subordinated in right of payment to any other Indebtedness of Ainsworth or such Guarantor solely by virtue of being unsecured.

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Ainsworth will be permitted to classify such item of Indebtedness or later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred pursuant to the category of Permitted Indebtedness described in clause (1) above.

Liens

      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or Attributable Debt on any asset now owned or hereafter acquired except Permitted Liens, unless it has made or will make effective provision whereby the notes or any Subsidiary Guarantee will be secured by such Lien equally and ratably with (or, if such other Indebtedness constitutes subordinated Indebtedness, prior to) all other Indebtedness of Ainsworth or any Restricted Subsidiary secured by such Lien for so long as such other Indebtedness is secured by such Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

      (1) pay dividends or make any other distributions on its Capital Stock to Ainsworth or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Ainsworth or any of its Restricted Subsidiaries;

      (2) make loans or advances to Ainsworth or any of its Restricted Subsidiaries; or

      (3) transfer any of its properties or assets to Ainsworth or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

      (1) agreements governing Existing Indebtedness and Credit Facilities (provided that, with respect to Credit Facilities, such encumbrances and restrictions are not materially more restrictive, taken as a whole, than customary provisions in comparable financings) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such instrument are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreement on the Issue Date or in such Credit Facilities;

      (2) the indenture, the notes and any Subsidiary Guarantee or any other instrument governing debt securities of Ainsworth incurred in compliance with the covenant titled “— Incurrence of Indebtedness and Issuance of Preferred Stock” that are no more restrictive, taken as a whole, than those contained in the indenture, the notes and any Subsidiary Guarantee;

      (3) applicable law;

      (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Ainsworth or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or such Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

      (5) customary non-assignment provisions in leases entered into in the ordinary course of business;

      (6) purchase money obligations and Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

      (7) any agreement for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

      (8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

      (9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

      (10) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

      (11) restrictions contained in agreements between Grant and Ainsworth or a Restricted Subsidiary with respect to the High Level Project, as extended, amended, restated, modified or replaced from time to time on terms that are no more restrictive, taken as a whole, than those contained in such agreements as of the Issue Date; and

      (12) provisions with respect to the disposition or distribution of assets or property in Permitted Joint Venture agreements.

Merger, Amalgamation, Consolidation or Sale of Assets

      Ainsworth may not, directly or indirectly: (1) consolidate, amalgamate with or merge with or into another Person (whether or not Ainsworth is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of

Ainsworth and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

      (1) either: (a) Ainsworth is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

      (2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of the obligations of Ainsworth under the notes, the indenture pursuant to agreements reasonably satisfactory to the trustee;

      (3) immediately after such transaction no Default or Event of Default exists; and

      (4) Ainsworth or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”.

      In addition, Ainsworth may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Amalgamation, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Ainsworth and any of its Wholly Owned Restricted Subsidiaries, provided that the surviving entity of any transaction involving Ainsworth shall be a corporation or partnership organized and existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia.

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors of Ainsworth may designate any Restricted Subsidiary of Ainsworth to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Ainsworth and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, no such designation may be made unless the proposed Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary that is not simultaneously subject to designation as an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

      (1) the Affiliate Transaction is on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person; and

      (2) Ainsworth delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, an opinion issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States stating that such Affiliate Transaction is on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated person.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

      (1) compensation, employment or indemnification agreements or arrangements (including stock options) entered into by Ainsworth or any of its Restricted Subsidiaries in the ordinary course of business of Ainsworth or such Restricted Subsidiary;

      (2) transactions between or among Ainsworth and/or its Restricted Subsidiaries; provided that any transaction with a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be in the ordinary course of business and on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person;

      (3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of Ainsworth;

      (4) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Ainsworth;

      (5) Permitted Investments or Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”;

      (6) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof;

      (7) transactions undertaken pursuant to contractual obligations in existence on the Issue Date and disclosed in this prospectus, as extended, renewed, amended, restated, modified or replaced from time to time on terms no less favorable, taken as a whole, to Ainsworth or the relevant Restricted Subsidiary than such contractual obligations in existence on such date;

      (8) transactions between or among Ainsworth and/or its Restricted Subsidiaries and Grant relating to the High Level Project in the ordinary course of business of Ainsworth or any such Restricted Subsidiary and on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person;

      (9) any purchase or sale by Ainsworth made pursuant to the Buy/ Sell Option or the Right of First Refusal; and

      (10) transactions between or among Ainsworth and/or its Restricted Subsidiaries and a Permitted Joint Venture on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person.

Additional Subsidiary Guarantees

      If (i) Ainsworth or any of its Restricted Subsidiaries acquires or creates another North American Restricted Subsidiary, other than a Non-Guarantor Restricted Subsidiary, after the Issue Date or (ii) the aggregate amount of assets held by all Non-Guarantor Restricted Subsidiaries exceeds US$3.0 million, then that newly acquired or created Subsidiary, in the case of clause (i), will become a Guarantor, and in the case of clause (ii), such of the Non-Guarantor Restricted Subsidiaries will become a Guarantor as is necessary so that after giving effect to the issuance of such guarantees, the remaining Non-Guarantor Restricted Subsidiaries will have aggregate assets of less than US$3.0 million. In each case, such Restricted Subsidiary shall execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it was acquired or created, or required to become a Guarantor, as the case may be, provided, however, that all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries will not have to comply with the requirements of this covenant.

Limitation on Guarantees by Restricted Subsidiaries

      If any Restricted Subsidiary of Ainsworth that is not a Guarantor directly or indirectly Guarantees the payment of any Indebtedness of Ainsworth or a Subsidiary of Ainsworth that is a Guarantor, that Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it entered into such Guarantee. If the Restricted Subsidiary is released from its Guarantee of such other Indebtedness of Ainsworth, it will automatically be released from its obligations as a Guarantor.

Payments for Consent

      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid to all Holders of the notes and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders

      Whether or not required by the SEC, so long as any notes are outstanding, Ainsworth will furnish to the Holders of notes, within the time periods specified in the SEC’s rules and regulations:

      (1) all quarterly and annual financial information that Ainsworth would have been required to file with the SEC on (a) Forms 10-Q and 10-K if Ainsworth were required to file on such Forms, or (b) Form 6-K and Form 20-F or Form 40-F (if eligible) if Ainsworth were required to file such form and was a reporting issuer under the securities laws of the Province of Ontario, including in each case a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Ainsworth’s independent registered chartered accountants; and

      (2) all current reports that Ainsworth would have been required to (a) file with the SEC on Form 8-K if Ainsworth were required to file such reports, or (b) furnish to the SEC on Form 6-K if Ainsworth were required to furnish such reports and were a reporting issuer under the securities laws of the Province of Ontario.

      If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, Ainsworth is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Ainsworth will nevertheless continue filing the reports specified in the preceding paragraph with the SEC within the time periods specified above unless the SEC will not accept such a filing. Ainsworth has agreed that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Ainsworth’s filings for any reason, Ainsworth will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Ainsworth were required to file those reports with the SEC. In addition, Ainsworth has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act and including any information that would be required by clause (2) of the preceding paragraph.

Events of Default and Remedies

      Each of the following is an “Event of Default”:

      (1) default for 30 days in the payment when due of interest on, the notes;

      (2) default in payment when due of the principal of, or premium, if any, on the notes;

      (3) failure by Ainsworth or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Offers to Repurchase by Ainsworth — Change of Control”, “— Offers to Repurchase by Ainsworth — Asset Sales”, or “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets”;

      (4) failure by Ainsworth or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the indenture;

      (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Ainsworth or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Ainsworth or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its expressed maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$10.0 million or more;

      (6) failure by Ainsworth or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million, net of applicable insurance coverage, provided that Ainsworth or such Restricted Subsidiary has submitted a claim for such judgment and the provider of such insurance has not disputed such coverage, which judgments are not paid, discharged or stayed for a period of 60 days;

      (7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

      (8) certain events of bankruptcy or insolvency described in the indenture with respect to Ainsworth or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Ainsworth, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

      The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Ainsworth with the intention of avoiding payment of the premium that Ainsworth would have had to pay if Ainsworth then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

      Ainsworth is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Ainsworth is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of Ainsworth or any Guarantor, as such, will have any liability for any obligations of Ainsworth or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      Ainsworth may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

      (1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

      (2) Ainsworth’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

      (3) the rights, powers, trusts, duties and immunities of the trustee, and Ainsworth’s and the Guarantor’s obligations in connection therewith; and

      (4) the Legal Defeasance provisions of the indenture.

      In addition, Ainsworth may, at its option and at any time, elect to have the obligations of Ainsworth and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

      (1) Ainsworth must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Ainsworth must specify whether the notes are being defeased to maturity or to a particular redemption date;

      (2) in the case of Legal Defeasance, Ainsworth must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Ainsworth has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

      (3) in the case of Covenant Defeasance, Ainsworth must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

      (4) in the case of Legal Defeasance or Covenant Defeasance, Ainsworth must deliver to the trustee an opinion of counsel in Canada reasonably acceptable to the Trustee to the effect that Holders and beneficial owners of the outstanding notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such

Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred (which condition may not be waived by any Holder or the trustee);

      (5) no Default or Event of Default may have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

      (6) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Ainsworth or any of its Subsidiaries is a party or by which Ainsworth or any of its Subsidiaries is bound;

      (7) Ainsworth must deliver to the trustee an officers’ certificate stating that the deposit was not made by Ainsworth with the intent of preferring the Holders of the notes over the other creditors of Ainsworth with the intent of defeating, hindering, delaying or defrauding creditors of Ainsworth or others; and

      (8) Ainsworth must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

      (1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

      (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Offers to Repurchase by Ainsworth”);

      (3) reduce the rate of or change the time for payment of interest on any note, including Additional Amounts;

      (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

      (5) make any note payable in money other than that stated in the notes;

      (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of the notes to receive payments of principal of, or interest or premium, if any, on the notes;

      (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Offers to Repurchase by Ainsworth”);

      (8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

      (9) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any Holder of notes, Ainsworth, the Guarantors and the trustee may amend or supplement the indenture or the notes:

      (1) to cure any ambiguity, defect or inconsistency;

      (2) to provide for uncertificated notes in addition to or in place of certificated notes;

      (3) to provide for the assumption of Ainsworth’s obligations to Holders of notes in the case of a merger, amalgamation or consolidation or sale of all or substantially all of Ainsworth’s assets;

      (4) to make any change that would provide any additional rights or benefits to the Holders of notes or that in the good faith opinion of the Board of Directors of Ainsworth (evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee) does not adversely affect the legal rights under the indenture of any such Holder;

      (5) to add a Guarantor; or

      (6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

      (1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Ainsworth, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Ainsworth or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, and premium, if any, and accrued interest to the date of maturity or redemption;

      (2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Ainsworth or any Guarantor is a party or by which Ainsworth or any Guarantor is bound;

      (3) Ainsworth or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

      (4) Ainsworth has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Ainsworth must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of Ainsworth or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

      The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

      The indenture, the notes and the Subsidiary Guarantees are governed by the laws of the State of New York.

Enforceability of Judgments

      Since a substantial portion of Ainsworth’s and Ainsworth Engineered Corp.’s assets are outside the United States, any judgment obtained in the United States against Ainsworth or against Ainsworth Engineered Corp. in respect of its Subsidiary Guarantee, including judgments with respect to the payment of principal, premium, if any, or interest on the notes may not be collectible within the United States.

      Ainsworth has been informed by its Canadian counsel, Borden Ladner Gervais LLP, that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against Ainsworth or a Guarantor in a court of competent jurisdiction in such Province on any final and conclusive judgment in personam of any federal or state court located in the Borough of Manhattan in The City of New York (“New York Court”) with respect to the indenture, the notes or a Subsidiary Guarantee, that has not been stayed and is not impeachable as void or voidable under the internal laws of the State of New York and that is for a sum certain if (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by Ainsworth in the indenture, or by a Guarantor in a supplemental indenture, to the jurisdiction of the New York Court will be sufficient for that purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of British Columbia, for example because that would be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada), or the enforcement of such judgment would constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (3) there is no manifest error on the face of the judgment;

and (4) the action to enforce such judgment is commenced within the applicable limitation period. Ainsworth has been advised by such counsel that they do not know of any reason under present laws of the Province of British Columbia and the federal laws of Canada applicable therein for avoiding enforcement of such judgments of New York Courts under the indenture, the notes or a Subsidiary Guarantee, based upon public policy.

Consent to Jurisdictions and Service

      Ainsworth and Ainsworth Engineered Corp. have each appointed, and any other non-U.S. Guarantors will each appoint, CT Corporation System as its agent for service of process in any suit, action or proceeding with respect to the indenture, the notes or the Subsidiary Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and each of Ainsworth, Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC and any other Guarantors will submit to such jurisdiction.

Book-Entry, Delivery and Form

Exchange Notes

      The exchange notes will be represented by two or more global notes in definitive, fully registered form without coupons (collectively, the “Global Notes”) and will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below. See “— Exchange of Book-Entry Notes for Certificated Notes”.

Exchanges of Book-Entry Notes for Certificated Notes

      A beneficial interest in a Global Note may not be exchanged for an exchange note in certificated form unless (i) DTC (x) notifies Ainsworth that it is unwilling or unable to continue as Depository for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays) or (B) announces an intention permanently to cease business or does in fact do so, (iii) there shall have occurred and be continuing an Event of Default with respect to the notes or (iv) a request for certificates has been made upon 60 days’ prior written notice given to the trustee in accordance with DTC’s customary procedures and a copy of such notice has been received by Ainsworth from the trustee. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures). Any certificated notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected only through the DWAC System and an appropriate adjustment will be made in the records of the security register to reflect a decrease in the principal amount of the relevant Global Note.

Global Notes

      The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Ainsworth and the Guarantors take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

      Upon the issuance of the Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC (“participants”) or persons who hold interests through participants. Ownership or beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interest of persons other than participants).

      As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the exchange notes represented by such Global Note for all purposes under the indenture and the exchange notes. Except in the limited circumstances described above under “— Exchanges of Book-Entry Notes for Certificated Notes”, owners of beneficial interests in a Global Note will not be entitled to have portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of exchange notes in definitive form and will not be considered the owners or Holders of the Global Note (or any notes presented thereby) under the indenture or the exchange notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the indenture referred to herein and, if applicable, those of Euroclear and Clearstream). In the event that owners of beneficial interests in a Global Note become entitled to receive exchange notes in definitive form, such exchange notes will be issued only in registered form in denominations of US$1,000 and integral multiples thereof.

      Investors may hold their interests in the Global Notes directly through DTC, if they are participants in the DTC system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in the DTC system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and Clearstream may also be subject to the procedures and requirements of such system.

      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take action in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Payments of the principal of and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither Ainsworth, the trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Except for trades involving only Euroclear or Clearstream, beneficial interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. Ainsworth expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any notes held by it or its nominee, will immediately credit participants’

accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such notes as shown on the records of DTC or its nominee. Ainsworth also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes described above, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants on the other hand, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received on Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

      DTC has advised Ainsworth that it will take any action permitted to be taken by a Holder of notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

      DTC has advised Ainsworth as follows: DTC is

•	a limited purpose trust company organized under the laws of the State of New York,

•	a “banking organization” within the meaning of New York Banking law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Ainsworth, the Guarantors, the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Same-Day Settlement and Payment

      Ainsworth will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Ainsworth will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Ainsworth expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Indebtedness” means, with respect to any specified Person:

      (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

      (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

      “Asset Sale” means:

      (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices, but excluding the Equity Interests or other Investments in Unrestricted Subsidiaries; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Ainsworth and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Offers to Repurchase by Ainsworth — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

      (2) the issuance of Equity Interests in any of Ainsworth’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries other than directors’ qualifying shares.

      Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

      (1) any single transaction or series of related transactions that involves assets having a fair market value of less than US$1.0 million;

      (2) a transfer of assets between or among Ainsworth and its Wholly Owned Restricted Subsidiaries;

      (3) an issuance of Equity Interests by a Restricted Subsidiary to Ainsworth or to a Wholly Owned Restricted Subsidiary;

      (4) the sale or other disposition of cash or Cash Equivalents, or the sale of accounts receivable in the ordinary course of business or in connection with the compromise, settlement or collection thereof;

      (5) the disposition of surplus, obsolete, discontinued or worn-out equipment or other immaterial assets no longer used in the ongoing business of Ainsworth and its Restricted Subsidiaries; and

      (6) a sale or other disposition that immediately results in a Permitted Investment or a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

      “Board of Directors” means:

      (1) with respect to a corporation, the board of directors of the corporation;

      (2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

      (3) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Borrowing Base” means, as of any date, an amount equal to:

      (1) 85% of the face amount of all accounts receivable owned by Ainsworth and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available that were not more than 90 days past due; plus

      (2) 65% of the book value of all inventory owned by Ainsworth and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available, all calculated on a consolidated basis and in accordance with GAAP.

      “Buy/ Sell Option” means a compulsory offer to purchase or sell an interest in the High Level Project made pursuant to the High Level Memorandum of Agreement or similar or replacement documents relating to the High Level Project.

      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

      (1) in the case of a corporation, corporate stock;

      (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

      (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

      (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means:

      (1) United States dollars or Canadian dollars;

      (2) securities issued or directly and fully guaranteed or insured by the United States government or the Canadian government or any agency or instrumentality of the United States government or the Canadian government (provided that the full faith and credit of the United States or Canada, as applicable, is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

      (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a Credit Facility or U.S. or Canadian commercial bank having capital and surplus in excess of US$500.0 million and a Thomson Bank Watch Rating of “B” or better;

      (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

      (5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

      (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      “Change of Control” means the occurrence of any of the following:

      (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders;

      (2) the adoption of a plan relating to the liquidation or dissolution of Ainsworth;

      (3) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” (as defined above), together with any Affiliates or Related Persons thereof, other than the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of at least 50% of the total voting power of Voting Stock of Ainsworth;

      (4) any “person” (as defined above), together with any Affiliates or Related Persons thereof, other than the Permitted Holders, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of Ainsworth such that such nominees, when added to any existing director remaining on the Board of Directors of Ainsworth after such election who was a nominee of or is an Affiliate or Related Person of such person, will constitute a majority of the Board of Directors of Ainsworth; or

      (5) Ainsworth consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates or amalgamates with, or merges with or into, Ainsworth, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Ainsworth or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

      “Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

      (1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

      (2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

      (3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

      (4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP; provided that, if the consolidated financial statements of Ainsworth include a minority interest, the amounts in the foregoing clauses (1) to (5) shall be calculated net of any such amounts included in determining the minority interest.

      Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Ainsworth will be added to Consolidated Net Income to compute Consolidated Cash Flow of Ainsworth only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Ainsworth by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

      (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

      (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

      (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

      (4) the cumulative effect of a change in accounting principles will be excluded.

      “Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, including deferred pension costs, after deducting therefrom (i) all current liabilities (excluding any indebtedness classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.

      “Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Disqualified Stock” means any Capital Stock of Ainsworth that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Ainsworth to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Ainsworth may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Existing Indebtedness” means the Indebtedness of Ainsworth and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid.

      “Fixed Charges” means, with respect to any specified Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:

      (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

      (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

      (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

      (4) the amount of all payments charged to shareholder’s equity on any “compound financial instrument” (as described under GAAP) paid, accrued or scheduled to be paid or accrued during such period; plus

      (5) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted

Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Ainsworth (other than Disqualified Stock) or to Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

      (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, amalgamation or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

      (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;

      (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

      (4) the consolidated interest expense of the specified Person and its Restricted Subsidiaries attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account Hedging Obligations applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

      “GAAP” means, as of any date of determination, generally accepted accounting principles in Canada and which are applicable as of any date of determination.

      “Grant” means Grant Forest Products Inc., an Ontario corporation, any other Person or Persons who replace Grant and become co-owners of the High Level Project, any successor entity thereto, and any Affiliate thereof.

      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      “Guarantors” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and its respective successors and assigns.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

      (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

      (2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, commodity prices or interest rates.

      “High Level Memorandum of Agreement” means the memorandum of agreement, dated as of December 9, 1999, between Ainsworth and Grant Forest Products Corp., relating to the High Level Project.

      “High Level Project” means the oriented strand board facility, jointly owned by Ainsworth and Grant, located near High Level, Alberta, together with all associated, operating, shareholder and ownership agreements and rights held by Footner Forest Products Ltd. to harvest logs processed through such facility pursuant to a deciduous timber allocation issued by the government of Alberta.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

      (1) in respect of borrowed money;

      (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

      (3) in respect of banker’s acceptances;

      (4) representing Capital Lease Obligations;

      (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

      (6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP; provided, however, that Indebtedness shall not include obligations of any Person (i) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within 15 days of their incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (iii) under stand-by letters of credit to the extent collateralized by cash or cash equivalents. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date will be:

      (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

      (2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

      “Investment Grade Ratings” means (i) BBB- or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody’s (or its equivalent under any successor Rating Categories of Moody’s), or (ii) the equivalent in respect of the Rating Categories of any Rating Agencies substituted for S&P or Moody’s.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, but shall not include trade accounts receivable in the ordinary course of business on credit terms made generally available to customers of such Person. If Ainsworth or any Subsidiary of Ainsworth sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Ainsworth such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Ainsworth, Ainsworth will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The acquisition by Ainsworth or any Subsidiary of Ainsworth of a Person that holds an Investment in a third Person will be deemed to be an Investment by Ainsworth or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

      “Issue Date” means the date of original issuance of the notes.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

      (1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

      (2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

      “Net Proceeds” means the aggregate cash proceeds received by Ainsworth or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset

Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

      “Non-Guarantor Restricted Subsidiaries” means any North American Restricted Subsidiaries that collectively do not have total assets in excess of US$3.0 million, and which are designated by the Board of Directors of Ainsworth as evidenced by a resolution of the Board of Directors delivered to the trustee.

      “Non-Recourse Debt” means Indebtedness:

      (1) as to which neither Ainsworth nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

      (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Ainsworth or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

      (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Ainsworth or any of its Restricted Subsidiaries;

except for any limited recourse guarantee solely for the purpose of supporting the pledge by Ainsworth or any of its Restricted Subsidiaries of the Equity Interests of any Unrestricted Subsidiaries.

      “North American Restricted Subsidiary” means any Restricted Subsidiary of Ainsworth that was formed under the laws of the United States or any state of the United States or the District of Columbia or under the laws of Canada or any province or territory thereof.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Permitted Business” means any business that derives a majority of its revenues from the businesses engaged in by Ainsworth and its Restricted Subsidiaries on the Issue Date and/or activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which Ainsworth and its Restricted Subsidiaries are engaged on the Issue Date.

      “Permitted Holder” means (i) each of David Ainsworth, D. Allen Ainsworth and Brian E. Ainsworth, (ii) the members of the immediate family of each of the persons referred to in clause (i) above, (iii) any trust created for the benefit of any of the persons referred to in clauses (i) and (ii) above or (iv) any Person at least 85% of the outstanding Capital Stock of which is owned by one or more of the persons described in clauses (i), (ii) and (iii) above.

      “Permitted Investments” means:

      (1) any Investment in Ainsworth or in a Restricted Subsidiary;

      (2) any Investment in Cash Equivalents;

      (3) any Investment by Ainsworth or any Guarantor in a Person, if as a result of such Investment:

(a) such Person becomes a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Ainsworth or a Guarantor;

      (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Offers to Repurchase by Ainsworth — Asset Sales”;

      (5) any acquisition of assets, Capital Stock or other securities solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Ainsworth;

      (6) any Investments by Ainsworth or a Restricted Subsidiary received in compromise of claims, settlements of debts or disputes or satisfaction of judgments relating to obligations payable to Ainsworth or such Restricted Subsidiary, as the case may be, in its capacity as trade creditor or from customers, which obligations were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

      (7) Hedging Obligations in the ordinary course of business and not for speculative purposes;

      (8) an Investment by Ainsworth or any Restricted Subsidiary in a Permitted Joint Venture; provided that the aggregate amount of all Investments made pursuant to this clause (8) does not exceed US$3.0 million at any one time outstanding; and

      (9) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) since March 3, 2004, not to exceed 5% of the Consolidated Net Tangible Assets of Ainsworth.

      “Permitted Joint Venture” means any joint venture arrangement created by Ainsworth or one of its Restricted Subsidiaries, the primary purpose of which is to obtain fiber to supply the operations of Ainsworth or its Restricted Subsidiaries, provided that Ainsworth and its Restricted Subsidiaries own an equity interest in such arrangement of at least 40% of the Equity Interests in such arrangement.

      “Permitted Liens” means:

      (1) Liens to secure Indebtedness permitted by clause (1) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” on the accounts receivable and inventories (including spare parts) of Ainsworth and its Restricted Subsidiaries, including the proceeds thereof and all money, securities and property of Ainsworth and its Restricted Subsidiaries and the proceeds thereof held by any lender of such indebtedness, and all related books and records and other intangibles evidencing such collateral;

      (2) Liens in favor of Ainsworth or the Guarantors;

      (3) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with Ainsworth or any Restricted Subsidiary of Ainsworth; provided that such Liens were in existence prior to the contemplation of such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with Ainsworth or the Restricted Subsidiary;

      (4) Liens on property existing at the time of acquisition of the property by Ainsworth or any Restricted Subsidiary of Ainsworth, provided that such Liens were in existence prior to the contemplation of such acquisition;

      (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

      (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

      (7) Liens existing on the Issue Date;

      (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

      (9) Liens securing Indebtedness under Hedging Obligations in the ordinary course of business and not for speculative purposes; provided that (a) such Liens are only secured by property or assets that secure the Indebtedness subject to the Hedging Obligation or (b) if such Hedging Obligations are with one or more parties to Credit Facilities, then secured by the same collateral as secures the applicable Credit Facilities;

      (10) Liens on the Equity Interests of Unrestricted Subsidiaries or Permitted Joint Ventures securing Indebtedness of such Unrestricted Subsidiaries or Permitted Joint Ventures not otherwise prohibited by the indenture;

      (11) Liens securing Permitted Refinancing Indebtedness incurred to refinance any secured Indebtedness; provided that the Liens securing such Permitted Refinancing Indebtedness are not extended to any additional assets or property;

      (12) Liens incurred in the ordinary course of business of Ainsworth or any Restricted Subsidiary of Ainsworth with respect to obligations that do not exceed at any one time outstanding 5% of the Consolidated Net Tangible Assets of Ainsworth;

      (13) a general security agreement between Ainsworth and Grant securing the obligations of Ainsworth or its subsidiaries under the High Level Memorandum of Agreement or similar documents relating to the High Level Project; and

      (14) Liens securing Purchase Money Indebtedness; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of Ainsworth or any Restricted Subsidiary of Ainsworth other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition.

      “Permitted Refinancing Indebtedness” means any Indebtedness of Ainsworth or any of its Restricted Subsidiaries or Disqualified Stock of Ainsworth or preferred stock of Restricted Subsidiaries of Ainsworth issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Ainsworth or any of its Restricted Subsidiaries or Disqualified Stock of Ainsworth or preferred stock of Restricted Subsidiaries of Ainsworth (other than intercompany Indebtedness, Disqualified Stock or preferred stock); provided that:

      (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends on the Indebtedness, Disqualified

Stock or preferred stock and the amount of all expenses and premiums incurred in connection therewith);

      (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

      (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes or such Subsidiary Guarantee on terms at least as favorable to the Holders of the notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

      (4) such Indebtedness is incurred either by Ainsworth or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Purchase Money Indebtedness” means Indebtedness of Ainsworth and its Restricted Subsidiaries for the purpose of financing all or any part of the purchase price, or the installation, construction or improvement, of property (including Capital Stock) or equipment.

      “Rating Agencies” means (i) Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) or (ii) if S&P or Moody’s or both of them are not making ratings of the notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Ainsworth, which will be substituted for S&P or Moody’s or both, as the case may be.

      “Rating Category” means (i) with respect to S&P, any of the following categories (and any associated “+” or “-” designation): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories (and any associated “1”, “2” or “3” designation): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.

      “Related Person” of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of that Person that is not an Unrestricted Subsidiary.

      “Right of First Refusal” means the exercise by Ainsworth of the right to acquire the interest of Grant in the High Level Project pursuant to the right of first refusal option contained in the High Level Memorandum of Agreement or similar or replacement documents related to the High Level Project.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subsidiary” means, with respect to any specified Person:

      (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

      (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Unrestricted Subsidiary” means any Subsidiary of Ainsworth that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

      (1) has no Indebtedness other than Non-Recourse Debt;

      (2) is not party to any agreement, contract, arrangement or understanding with Ainsworth or any Restricted Subsidiary of Ainsworth unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Ainsworth or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Ainsworth;

      (3) is a Person with respect to which neither Ainsworth nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

      (4) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Ainsworth or any of its Restricted Subsidiaries; and

      (5) has at least one director on its Board of Directors that is not a director or executive officer of Ainsworth or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Ainsworth or any of its Restricted Subsidiaries.

      Any designation of a Subsidiary of Ainsworth as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Ainsworth as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, Ainsworth will be in default of such covenant. The Board of Directors of Ainsworth may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Ainsworth of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of

Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

      (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

      (2) the then outstanding principal amount of such Indebtedness.

      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the completion of the exchange offer, we will promptly send a reasonable number of additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.

      The exchange notes have not been and will not be qualified for distribution under the securities laws of any province or territory of Canada and are being offered and sold in Canada only in reliance on available prospectus exemptions.

INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

      The following is a general discussion of the material U.S. federal income tax consequences of the exchange offer and the acquisition, ownership and disposition of notes (as used in this section of the prospectus, the original notes and exchange notes are collectively referred to as the “notes”) by U.S. Holders and non-U.S. Holders (as defined below). It applies only to notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”) and to holders who purchased their notes at the “issue price” within the meaning of Section 1272 of the Code. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to a holder and does not discuss the tax consequences applicable to particular classes of holders that may be subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect mark to market, banks, tax-exempt organizations, partnerships, S corporations, life insurance companies, persons that hold notes as part of a hedge, or as part of a straddle or conversion transaction, U.S. expatriates, corporations subject to the accumulated earnings tax, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, or taxpayers subject to the alternative minimum tax or whose functional currency is not the U.S. dollar. This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds notes. In addition, this summary does not describe any foreign, state or local tax considerations. This summary is based on the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

      U.S. Holders of notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the exchange offer and the ownership and disposition of notes.

      For the purposes of this summary, a U.S. Holder is a beneficial owner that is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate that is subject to U.S. federal income tax without regard to the source of its income; or

•	a trust if (i) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust has elected to be treated as a United States person under applicable Treasury regulations.

      The exchange of an original note for an exchange note in the exchange offer is not a taxable exchange. As a result, a U.S. Holder will not recognize any gain or loss upon exchanging an original note for an exchange note in the exchange offer. The holding period of an exchange note will include the holding period of an original note exchanged therefor, and the adjusted tax basis of the exchange note received by a U.S. Holder in the exchange offer will be the same as the adjusted tax basis of the original note exchanged therefor immediately before the exchange.

      Additionally, for purposes of this summary, a “non-U.S. Holder” is a holder that is not a U.S. Holder.

Consequences to U.S. Holders

      For U.S. federal income tax purposes, the stated interest paid on a note generally will be taxable to a U.S. Holder as U.S. source ordinary income at the time received or accrued, in accordance with such U.S. Holder’s method of accounting for tax purposes.

      Upon the sale or exchange of a note, a U.S. Holder will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the amount realized on such sale or exchange (other than amounts received that are attributable to accrued but unpaid interest and taxed as interest) and such U.S. Holder’s adjusted tax basis in the note. Such gain or loss generally will constitute U.S. source capital gain or loss, and will be long-term capital gain or loss if the note was held by such U.S. Holder for more than one year. A U.S. Holder’s ability to deduct capital losses against ordinary income is subject to limitations.

      Information reporting of payments of principal and interest, and proceeds of the sale of a note effected within the U.S. or conducted through a U.S. related Financial institution or broker, to non-corporate U.S. Holders generally will be made on Internal Revenue Service Form 1099.

      A U.S. Holder may be subject to backup withholding tax with respect to interest paid on the notes and to proceeds from the taxable sale, exchange, redemption or retirement of the note, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies that it has not lost its exemption from backup withholding, and has not been notified by the U.S. Internal Revenue Service (the “IRS”) that it has failed to report any interest or dividends and otherwise complies with applicable requirements of the backup withholding or rules. A holder of a note who does not provide us with the holder’s correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service.

      Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the holder’s U.S. federal income tax liability.

Consequences to non-U.S. Holders

      Subject to the discussion below concerning backup withholding, no withholding of U.S. federal tax should be required with respect to the payment of principal or interest on a note owned by a non-U.S. Holder under the ‘portfolio interest exemption,’ provided that such holder:

      (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

      (ii) is not a controlled foreign corporation that is related to us through stock ownership;

      (iii) is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A); and

      (iv) either (a) provides a properly executed IRS Form W-8BEN (or a suitable substitute or successor form) certifying under penalties of perjury that the holder is not a United States person, or (b) holds its notes through various foreign intermediaries and satisfies the certification requirements of applicable Treasury regulations.

      Note, special certification and other rules apply to certain non-U.S. Holders that are entities rather than individuals, particularly entities treated as partnerships for U.S. federal income tax purposes and certain other flowthrough entities, and to non-U.S. Holders acting as (or holding notes through) intermediaries.

      If a non-U.S. Holder cannot satisfy the requirements of the portfolio interest exemption, payments of interest made to such holder will be subject to a 30% U.S. federal withholding tax unless such holder provides us or our paying agent, as the case may be, with a properly executed Form W-8 either (i) claiming an exemption from or a reduction in withholding under a income tax treaty or (ii) claiming the interest is not subject to U.S. federal withholding tax because it is effectively connected with its conduct of a trade or business in the United States.

      If a non-U.S. Holder is engaged in a trade or business in the United States and interest on such holder’s note is effectively connected with the conduct of such trade or business (or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), such holder (although exempt from U.S. federal withholding tax, as discussed above, provided the certification requirements described above are satisfied), will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if the holder were a United States person as defined under the Code. In addition, if such holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or a lesser rate, if certain income tax treaties apply) of such amount, subject to adjustments.

      Upon the sale, exchange, retirement or other disposition of notes by a non-U.S. Holder, any gain realized generally will not be subject to U.S. federal income tax unless:

      (i) such gain is effectively connected with such holder’s conduct of a trade or business in the United States, or if certain income tax treaties apply, is attributable to such holder’s permanent establishment; or

      (ii) such holder is an individual, is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and certain other conditions are met.

      If a non-U.S. Holder is a foreign corporation and is described in clause (i) above, such holder will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if the holder were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax described above.

      We are required to report annually to the IRS and to each non-U.S. Holder the amount of interest paid to such holder and the tax withheld with respect to such interest. Copies of the information returns reporting such interest and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty. A non-U.S. Holder may be subject to backup withholding on interest paid to such holder unless applicable certification requirements are met.

      If a note is sold by a non-U.S. Holder outside the United States and such sale is conducted through a non-United States related financial institution or broker, backup withholding and information reporting generally would not apply. Information reporting and, depending on the circumstances, backup withholding, may apply to the proceeds of a sale of a note within the United States or conducted through a U.S. related financial institution or broker unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the owner otherwise establishes an exemption.

      As discussed above, any amounts withheld under the backup withholding rules will be creditable against the holder’s U.S. federal income tax liability.

Canadian Federal Income Tax Considerations

      The following summary describes the principal Canadian federal income tax considerations generally applicable to a person who exchanges notes for exchange notes pursuant to the exchange offer and who, for the purposes of the Income Tax Act(Canada) (the “Canadian Tax Act”) at all relevant times, is not resident or deemed to be resident in Canada, deals at arm’s length with us, and does not use or hold and is not deemed or considered to use or hold the notes or exchange notes in carrying on business in Canada (an “Unconnected Holder”). Special rules which are not discussed below may apply to an Unconnected Holder that is an insurer that carries on an insurance business in Canada and elsewhere. This summary does not apply in respect of additional notes issued under the indenture as described in “Description of Notes — Principal, Maturity and Interest.”

      This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the “Regulations”) in force on the date hereof, all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced or released by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and our understanding of the published administrative and assessing policies and practices of the Canada Revenue Agency. No assurances can be given that the Tax Proposals will be enacted as proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, government or judicial decision or action and does not take into account provincial, territorial or foreign income tax legislation or considerations.

      This discussion is not intended to be, nor should it be interpreted as, legal or tax advice to any particular Unconnected Holder and no representation is made with respect to the Canadian federal income tax consequences to any particular person acquiring exchange notes. Unconnected Holders should therefore consult their own tax advisors with respect to their particular circumstances.

      The exchange of original notes for exchange notes pursuant to the exchange offer will not be a taxable event for Canadian federal income tax purposes.

      An Unconnected Holder will not be subject to withholding tax under the Canadian Tax Act in respect of amounts paid or credited by us, on account or in lieu of payment of, or in satisfaction of, the principal of the notes or exchange notes, or interest or premium (if any) thereon.

      No other taxes on income, including taxable capital gains, will be payable by an Unconnected Holder under the Canadian Tax Act solely as a consequence of the ownership, acquisition or disposition of exchange notes.

LEGAL MATTERS

      Certain legal matters in connection with the offering of the notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of United States law, and by Borden Ladner Gervais LLP, Vancouver, British Columbia, with respect to matters of Canadian law.

EXPERTS

      The audited consolidated financial statements of Ainsworth included in this prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report appearing in this prospectus and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Voyageur Panel Limited as of December 31, 2003 and 2002 and for each of the years then ended, have been included in this prospectus and in the Registration Statement, in reliance upon the report of KPMG LLP, independent chartered accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of the Oriented Strand Board Manufacturing Facilities of Potlatch Corporation as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, have been included in this prospectus and in the Registration Statement, in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form F-4 with the SEC with respect to the exchange notes offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statements or the exhibits to the registration statement. For further information about us and the exchange notes, you should review the registration statement and the exhibits to the registration statement.

      We are subject to certain of the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, file reports and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

      The registration statement of which this prospectus forms a part, including the exhibits thereto, as well as our Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the principal office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, or by accessing the SEC’s world wide website on the Internet at http://www.sec.gov.

Page

Unaudited Pro Forma Financial Information
Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003	F-90
Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2004	F-91
Notes to Pro Forma Consolidated Financial Statements	F-92

Report of Independent Registered Chartered Accountants

To the Board of Directors of

Ainsworth Lumber Co. Ltd.

      We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2002 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2001, 2002 and 2003 in accordance with Canadian generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Chartered Accountants
Vancouver, British Columbia
February 14, 2004

AINSWORTH LUMBER CO. LTD.

Consolidated Balance Sheets

As at December 31

(thousands of Canadian dollars)

	Note	2002	2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	2	$80,195	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2002 — $646)		23,592	30,242
Inventories	3	50,906	53,153
Investment tax credit recoverable	4	—	30,060
Income taxes receivable		120	—
Prepaid expenses		2,655	3,433

		157,468	310,942
CAPITAL ASSETS	5	369,263	293,502
OTHER ASSETS	7	28,321	23,277

		$555,052	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$17,415	$17,985
Accrued liabilities		36,954	29,776
Income taxes payable		—	3,494
Current portion of long-term debt	10	46	250

		54,415	51,505
REFORESTATION OBLIGATION	9	4,634	4,802
LONG-TERM DEBT	10	440,332	352,227
FUTURE INCOME TAXES	13	7,300	47,396

		506,681	455,930

COMMITMENTS AND CONTINGENCIES	15 and 17
SHAREHOLDERS’ EQUITY
Capital stock	11	53,083	53,110
Contributed surplus		375	118
Retained earnings (deficit)		(5,087)	118,563

		48,371	171,791

		$555,052	$627,721

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31

(thousand of Canadian Dollars, except share and per share data)

	Note	2001	2002	2003

SALES		$326,664	$356,055	$481,073

COSTS AND EXPENSES
Costs of products sold		244,009	263,968	260,915
Selling and administration		22,698	21,908	18,167
Amortization of capital assets	5	30,377	31,960	32,972
Write-down of capital assets	5	3,306	1,044	13,696

		300,390	318,880	325,750

OPERATING EARNINGS		26,274	37,175	155,323
FINANCE EXPENSE	12
Interest charges		(51,729)	(57,151)	(51,177)
Amortization charges		(8,278)	(5,349)	(4,867)
Loss on repurchase of debt	10	—	—	(81)

		(60,007)	(62,500)	(56,125)
OTHER INCOME (EXPENSE)		2,768	2,901	(508)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON LONG TERM DEBT		(17,401)	4,279	76,932

INCOME (LOSS) BEFORE INCOME TAXES		(48,366)	(18,145)	175,622

INCOME TAX EXPENSE (RECOVERY)	13
Current		1,261	1,777	11,876
Future		(19,976)	(2,049)	40,096

		(18,715)	(272)	51,972

INCOME (LOSS) FROM CONTINUING OPERATIONS		(29,651)	(17,873)	123,650
GAIN FROM DISCONTINUED OPERATIONS	14	4,227	—	—

NET INCOME (LOSS)		(25,424)	(17,873)	123,650
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR		38,210	12,786	(5,087)

RETAINED EARNINGS (DEFICIT), END OF YEAR		$12,786	$(5,087)	$118,563

BASIC AND FULLY DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) from continuing operations		$(2.04)	$(1.23)	$8.49
Gain from discontinued operations		0.29	—	—

Earnings (loss) per share		$(1.75)	$(1.23)	$8.49

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		14,544,800	14,544,800	14,558,707

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Cash Flows

Years ended December 31

(Thousands of Canadian dollars)

	Note	2001	2002	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations		$(29,651)	$(17,873)	$123,650
Amounts not requiring an outlay of cash
Amortization of capital assets	5	30,377	31,960	32,972
Amortization of financing costs		1,385	2,567	2,568
Amortization of debt discount		721	854	852
Unrealized foreign exchange (gain) loss; long-term debt		17,401	(4,279)	(76,932)
Loss on repurchase of debt		—	—	81
Amortization of consent and commitment fees		6,172	1,929	1,447
Non-cash stock based compensation		64	29	(230)
Loss (gain) on disposal of capital assets		(26)	7	400
Writedown of capital assets	5	3,306	1,044	13,296
Write-off of security deposits on lease termination		—	980	—
Adjustment to deferred pension assets		(1,461)	9	803
Change in non-current reforestation obligation		624	(218)	168
Utilization of investment tax credit	4	—	—	7,120
Future income taxes		(19,976)	(2,049)	40,096
Change in non-cash operating working capital	20	(36,720)	(7,530)	(12,669)

Cash provided by (used in) operating activities		(27,784)	7,430	133,622
Cash provided by discontinued operations	14	4,812	—	—

		(22,972)	7,430	133,622

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets		(20,110)	(14,113)	(8,236)
Decrease (increase) in other assets		723	(161)	(144)
Proceeds on disposals of capital assets		201	38	151
Discontinued operations, additions to capital assets		(1,650)	—	—
Discontinued operations, proceeds on disposal		29,226	—	—

		8,390	(14,236)	(8,229)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of Senior Secured Notes		151,316	—	—
Redemption of Senior Secured Notes		—	—	(11,985)
Financing costs		(7,007)	—	—
Consent and commitment fees		(14,164)	—	—
Decrease in bank indebtedness		(28,331)	—	—
Increase (decrease) in capital lease obligations		(270)	39	451

		101,544	39	(11,534)

NET CASH INFLOW (OUTFLOW)		86,962	(6,767)	113,859
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		—	86,962	80,195

CASH AND CASH EQUIVALENTS, END OF YEAR		$86,962	$80,195	$194,054

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest (including commitment, bonus and loan fees) paid		$32,091	$58,316	$52,974

Income taxes paid		$1,253	$726	$1,567

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31

(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

1. SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include estimates and assumptions made by management. These estimates and assumptions affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

      Canadian GAAP, in the case of the Company, differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 22.

      The significant accounting policies are:

          (a) Basis of consolidation

      These consolidated financial statements include the Company’s proportionate interest in a jointly controlled oriented strand board facility in High Level, Alberta (Note 6) that is held by a wholly-owned subsidiary company, Steen River Forest Products Ltd. (“Steen”). Steen exists for the sole purpose of holding that interest. Steen has no operating results as all of its operations are conducted on behalf of Ainsworth Lumber Co. Ltd. The Senior Secured Notes (Note 10) are secured in part by priority interests on all of the shares of Steen.

          (b) Cash and cash equivalents

      Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper with original maturities of less than three months.

          (c) Inventories

      Logs, lumber and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at cost.

          (d) Capital Assets

      Property, plant and equipment are stated at cost, including capitalized debt financing costs, interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment is also capitalized. The cost of repairs and replacements is charged to expense as incurred. Oriented strand board facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills, the lumber remanufacturing plant and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate

Buildings	5%
Machinery and equipment	12% - 20%
Office equipment	15%

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

      Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the carrying values of its capital assets on a regular basis, by reference to estimated future operating results and undiscounted net cash flows. If the carrying value of these assets exceeds estimated net recoverable amounts, a provision for impairment will be made for an other than temporary decline in value.

          (e) Financing and debt discount costs

      Costs relating to long-term debt are amortized on the straight-line basis over the term of the related debt.

          (f) Reforestation obligation

      Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

          (g) Foreign currency translation

      Transactions denominated in U.S. dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the year-end exchange rate. Exchange gains and losses, including unrealized foreign exchange gains and losses on long-term debt, are included in earnings.

          (h) Earnings per share

      Earnings per share have been calculated using the weighted average number of voting common shares outstanding during the periods.

          (i) Income taxes

      Income taxes are accounted for using the asset and liability method. Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the book and tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.

          (j) Revenue recognition

      Revenue, net of shipping costs, is recognized upon shipment at agreed prices to credit-approved customers, consistent with common forest industry terms of trade.

          (k) Employee participation share plan

      The Company has an employee participation share plan which is described in Note 11. The determination of compensatory adjustments measures the difference between market value of the Company’s Common Shares at the reporting date compared to the market value as at the dates of issue of Class B shares and options on the Common Shares. To the extent that these differences are positive, notional compensatory amounts are measured and amortized over five years, the vesting period. Any consideration paid by employees on purchase of stock is credited to share capital.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

          (l) Employee Benefit Plans

      The Company uses the projected benefit method prorated on services to account for defined benefit pension plans earned by employees. The Company accrues its obligations under employee benefits plans and the related costs, net of plan assets. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and experience gains and losses are being amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

          (m) Comparative figures

      Certain comparative figures have been reclassified to conform to the current year presentation.

2. CASH AND CASH EQUIVALENTS

	2002	2003

Cash	$29,975	$2,506
Cash equivalents	50,220	191,548

	$80,195	$194,054

3. INVENTORIES

	2002	2003

Logs	$19,777	$21,362
Panel products	13,312	12,598
Materials and supplies	16,451	19,159
Lumber	1,366	34

	$50,906	$53,153

4. INVESTMENT TAX CREDIT RECOVERABLE

      At December 31 2003, the company recognized an unclaimed special investment tax credit in respect of its investment in the Grande Prairie wood processing facilities. The Company recorded the tax credit as a $37,180,000 reduction in the capital cost of the Grande Prairie assets and recognized the portion of the tax credit to be utilized in 2003 as a $7,120,000 reduction to federal taxes payable.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

5. CAPITAL ASSETS

	2002	2003

	Net Book		Accumulated	Net Book
	Value	Cost	Depreciation	Value

Property, plant and equipment
Panel product mills	$324,872	$467,595	$205,999	$261,596
Land	1,964	1,964	—	1,964
Other	2,650	11,367	8,209	3,158
Construction in progress	13,201	1,030	—	1,030

	342,687	481,956	214,208	267,748

Timber and logging roads
Timber rights and development costs	11,773	18,498	7,443	11,055
Logging roads	14,803	22,148	7,449	14,699

	26,576	40,646	14,892	25,754

	$369,263	$522,602	$229,100	$293,502

	2001	2002	2003

Amortization expense for the year
Property, plant and equipment	$27,832	$29,560	$31,128
Timber and logging roads	2,545	2,400	1,844

	$30,377	$31,960	$32,972

      In December 2003, the Company provided a write-down of capital assets of $13.3 million in costs relating to the construction and design of the proposed expansion of the Grande Prairie OSB operations. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secure timber supply, the Company has decided not to pursue the expansion of the Grande Prairie facility at this time.

6. THE HIGH LEVEL OPERATION

      The Company has jointly developed an oriented strand board (“OSB”) facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets including plant and equipment is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a third party in such assets.

      The Company and the third party also jointly control a company that is responsible for log harvesting and oriented strand board production. The Company reflects its investment in the High Level operation as an interest in jointly controlled operations.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

6. THE HIGH LEVEL OPERATION (Continued)

      The following is a summary of the Company’s proportionate interest in the financial position and cash flow of the High Level operation:

	2002	2003

Assets
Receivables	$1,205	$752
Inventories	5,520	7,641
Prepaid expenses	298	366
Capital assets	128,938	123,676
Current Liabilities
Excess of cheques issued over cash in bank	1,470	1,814
Accrued liabilities and accounts payable	4,800	3,609
Cash Flows
Cash applied to operating activities	3,992	3,816
Cash used for investing activities	3,354	1,689

      Operating results to March 31, 2001 were capitalized as start-up costs pursuant to the Company’s accounting policies.

      By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities amounted to $3,308,000 as at December 31, 2003 and $4,450,000 as at December 31, 2002.

7. OTHER ASSETS

	2002	2003

Advances and deposits	$5,393	$5,537
Accrued benefit asset (Note 16)	4,959	4,156
Unamortized financing costs	17,969	13,584

	$28,321	$23,277

8. BANK LOAN FACILITIES

      As at December 31, 2003 the Company had outstanding letters of credit of $6,228,000 (2002 — $4,548,500) to support the Company’s ongoing business operations. The Company had an unutilized $7,250,000 foreign exchange and future contract credit facility at December 31, 2003.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

9. REFORESTATION OBLIGATION

	2002	2003

Balance at beginning of year	$5,771	$5,679
Expense for the year	1,256	2,227

	7,027	7,906
Paid during the year	1,348	1,842

Balance at end of year	$5,679	$6,064

Current, included in accrued liabilities	$1,045	$1,262
Long-term	4,634	4,802

	$5,679	$6,064

10. LONG-TERM DEBT

	2002	2003

U.S. $184,600,000 (2002 — U.S.$186,500,000) Senior Secured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	$294,222	$239,334
U.S.$89,085,000 (2002 — U.S.$95,000,000) Senior Secured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	149,872	115,499
Capital lease obligations	97	549

	444,191	355,382
Unamortized deferred debt discount	(3,813)	(2,905)

	440,378	352,477
Current portion	(46)	(250)

	$440,332	$352,227

      In December 2003, the Company repurchased and cancelled U.S.$1,900,000 of the U.S.$184,600,000 Senior Secured Notes and also repurchased and cancelled U.S.$5,915,000 of the U.S.$89,085,000 Senior Secured Notes realizing a total loss of $81,000.

      The U.S.$184,600,000 Senior Secured Notes are secured by a first priority fixed charge on the Company’s 100 Mile House and Grande Prairie mills and a second priority floating charge on the Company’s other properties and assets. The U.S.$89,085,000 Senior Secured Notes are secured by a first priority pledge of shares of Steen (Note 1(a)) and a first priority security interest in the Company’s Savona and Lillooet mills and the Company’s current assets. The indentures governing the Senior Secured Notes contain certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness and pay cash dividends. Under the terms of the indenture governing the U.S.$89,085,000 Senior Secured Notes, the Company was required to create the High Level Qualified Account. This account is to be funded with $10,000,000 on a monthly basis and is used as an imprest fund for the Company’s participation in the High Level operation.

SUBSEQUENT EVENT

      On January 5, 2004 the Company made an offer to purchase up to U.S.$53,625,000 of its outstanding Senior Secured Notes. The total consideration for each U.S.$1,000 principal amounts for notes validly tendered and not withdrawn was U.S.$1,060. This offer was made pursuant to the indentures for both the U.S.$89,085,000 Senior Secured Notes and the U.S.$184,600,000

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

10. LONG-TERM DEBT (Continued)

Senior Secured Notes. The offer expired on February 5, 2004 with U.S.$70,000 validly tendered. On February 6, 2004, the Company extended the offer period until February 26, 2004.

11. CAPITAL STOCK

      (a) The Company’s authorized share capital is as follows:

(i) 100,000,000 common shares without par value;

(ii) 1,500,000 Class B non-voting common shares without par value, of which 717,500 have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the Board of Directors of the Company resolve to issue the Class B common shares and the issue price of the Class B common shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary of issuance of the Class B common shares. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

(iii) 100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1 and 4,000,000 have been designated Series 2. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue.

      (b) The Company’s issued share capital is as follows:

			Class B
	Common Shares		Common Shares
					Total
Issued Share Capital	Shares	Amount	Shares	Amount	Amount

Balance at December 31, 2001 and 2002	14,544,800	$53,016	447,500	$67	$53,083
Exchange of Class B common shares for common shares	20,148	78	(222,500)	(33)	45
Cancellation of Class B common shares			(117,500)	(18)	(18)

Balance at December 31, 2003	14,564,948	$53,094	107,500	$16	$53,110

      (c) Employee Participation Share Plan as at December 31, 2003

	Common Share		Number	Class B
	Conversion	Issue	of Shares	Shares	Total
Date Issued	Base Price	Price	Vested	Outstanding	Consideration

June 25, 1999	$3.00	$0.15	71,667	107,500	$16

      The market value per common share at December 31, 2003 was $12.28.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

11. CAPITAL STOCK (Continued)

      During the year ended December 31, 2003 the Company issued 20,148 common shares to the holders of 222,500 Class B common shares issued on December 18, 1996 and August 11, 1998 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares.

      The Company then cancelled 55,000 Class B common shares issued on December 18, 1996 and August 11, 1998 pursuant to the Plan and also cancelled 62,500 Class B common shares issued on June 25, 1999.

12. FINANCE EXPENSE

	2001	2002	2003

Current debt	$17,362	$276	$35
Loss on Repurchase of Debt	—	—	81
Long-term debt	42,645	62,224	56,009

	$60,007	$62,500	$56,125

      Finance expense on long-term debt includes the amortization of deferred financing costs, amortization of deferred debt discounts, and amortization of consent and commitment fees as follows: $2,568,062, $852,275, and $1,446,281 respectively, for the year ended December 31, 2003; $2,566,750, $853,692, and $1,929,035 respectively, for the year ended December 31, 2002; and $1,384,502, $791,454 and $6,171,895 respectively, for the year ended December 31, 2001.

13. INCOME TAXES

      The adjusted income (loss) for purposes of providing for income taxes is:

	2001	2002	2003

Income (loss) from continuing operations before income taxes	$(48,366)	$(18,145)	$175,622
Non (taxable) deductible items	9,775	13,532	(35,149)

Adjusted income (loss)	$(38,591)	$(4,613)	$140,473

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

13. INCOME TAXES (Continued)

      A reconciliation of the statutory tax rate to the effective tax rate on adjusted income (loss) is as follows:

	2001	%	2002	%	2003	%

Federal income tax, net	$(8,529)	(22.1)	$(1,019)	(22.1)	31,044	(22.1)
Provincial taxes, net	(6,020)	(15.6)	(720)	(15.6)	18,542	(13.2)

Tax expense (recovery)	(14,549)	(37.7)	(1,739)	(37.7)	49,586	(35.3)
Large corporation tax	1,261	3.2	1,777	38.5	1,123	(0.8)
Prospective effect of change of enacted rates	(3,093)	(7.9)	—	—
Other	(2,334)	(6.0)	(310)	(6.7)	1,263	(0.9)

Tax expense (recovery)	$(18,715)	(48.4)	$(272)	(5.9)	$51,972	(37.0)

Comprised of:
Current taxes	$1,261		$1,777		$11,876
Future income taxes	(19,976)		(2,049)		40,096

	$(18,715)		$(272)		$51,972

      Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2002	2003

Future tax liability, net
Temporary timing differences
Depreciable capital assets	$31,617	$45,679
Eligible capital expenditures	(374)	(3,454)
Deferred pension costs	1,766	1,463
Financing costs	(12,181)	7,956
Accruals not currently deductible	(2,364)	(2,298)
Other	(385)	—
Tax loss carryforwards	(11,153)	(1,950)

Future income tax liability	$7,300	$47,396

      Capital losses of $10,500,000 can be carried forward indefinitely to be applied against future capital gains.

14. DISCONTINUED OPERATIONS

      On April 24, 2001, the Company completed the sale of its Chasm lumber operations to West Fraser Mills Ltd.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

14. DISCONTINUED OPERATIONS (Continued)

      Results of discontinued operations, including an allocation of applicable indirect expenses, are as follows:

2001

Sales	$15,402
Operating expenses	12,730
Depreciation and amortization	—

Operating income	2,672

Administration expenses	(123)
Income tax expense	(908)

Net income	1,641
Gain on disposition, net of related taxes of $1,430	2,586

Gain from discontinued operations	$4,227

      Cash provided by discontinued operations are as follows:

2001

Net income from discontinued operations	$4,227
Items not requiring an outlay of cash
Gain on disposal of assets	(4,015)
Reforestation obligation	877
Future income taxes	2,338

3,427
Change in non-cash operating working capital	1,385

Cash provided by discontinued operations	$4,812

      In addition to cash proceeds of $29,226,000 for discontinued operations disclosed in the consolidated statement of cash flows, long-term reforestation obligations of $9,200,000 were assumed by the purchaser without cash effect.

15. COMMITMENTS

      The Company is committed to capital and operating lease payments in respect of premises and equipment as follows:

	Capital	Operating
	Leases	Leases

2004	$271	$2,735
2005	347	1,550
2006	—	461
2007	—	218
2008	—	—

Total minimum lease payments	$618	$4,964

Imputed interest	69

Capital lease obligations	$549

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

15. COMMITMENTS (Continued)

      Rent expense was $5,125,000, $5,627,000 and $4,317,298 for 2001, 2002 and 2003, respectively.

      The Company has entered into agreements with suppliers of energy. The Company’s Grande Prairie and High Level OSB facilities have established fixed price contracts to purchase 10.95 megawatts (MW) in 2004 and 7.25 MW in 2005. The total commitment arising from these agreements is $4,500,000 in 2004 and $2,800,000 in 2005.

      During 2003, the Company entered into a fixed price propane supply agreement which expires September 30, 2006. Based on the current annual consumption, the estimated obligation in 2004 and 2005 are both $1,725,000 and $1,365,000 in 2006. The Company also entered into fixed price natural gas purchase contracts which expire in 2004. The total outstanding commitment in respect of these contracts is $100,000.

16. PENSION PLANS

      The Company maintains a defined benefit pension plan for certain salaried and certain hourly employees.

      The Company also participates in a multi-employer pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company made Group RRSP contributions of $2,347,000 for 2001, $1,155,000 for 2002 and $1,164,000 for 2003.

      Information about the Company’s defined benefit pension plan is as follows:

	2001	2002	2003

PLAN ASSETS
Fair value at beginning of year	$41,588	$27,718	$25,801
Return on plan assets	2,687	1,923	1,757
Employer contributions	1,392	1,701	1,466
Transfer of assets due to settlement, sale of Chasm operations	(9,716)	—	—
Benefits paid	(3,047)	(2,185)	(2,865)
Experience (loss) gain	(5,186)	(3,356)	741

Fair value at end of year	27,718	25,801	26,900

ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	38,553	28,934	30,760
Current service cost	1,612	1,419	1,506
Interest cost	2,219	2,048	2,158
Benefits paid	(3,047)	(2,185)	(2,865)
Plan improvement cost	—	544	—
Adjustment to discount rate	—	—	2,100
Liabilities released due to settlement, sale of Chasm operations	(10,403)	—	—

Balance at end of year	28,934	30,760	33,659

NET DEFICIT, END OF YEAR	$(1,216)	$(4,959)	$(6,759)

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

16. PENSION PLANS (Continued)

	2001	2002	2003

ACCRUED BENEFIT ASSET IS COMPRISED OF:
Funded Status — Plan Deficit	$(1,216)	$(4,959)	$(6,759)
Unamortized net actuarial loss	8,599	11,619	12,476
Unamortized transitional asset	(2,415)	(2,245)	(2,070)
Unamortized past service cost	—	—	509
Plan improvement cost	—	544	—

Accrued Benefit Asset	$4,968	$4,959	$4,156

PENSION EXPENSE IS COMPRISED OF:
Accrual for Services	$1,612	$1,418	1,506
Interest on accrued benefits	2,219	2,048	2,158
Interest on pension fund assets	(2,687)	(1,923)	(1,757)
Amortization amounts
Unfunded liability (surplus)	(192)	(173)	(173)
Experience gains and losses	22	336	503
Past service costs	—	—	32
Gain (Loss) on Settlement	(687)	—	—
Unamortized transition obligation recognized due to Settlement	(875)	—	—
Unamortized experience gains / losses recognized due to Settlement	1,185	—	—

	$597	$1,707	$2,269

      The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations as at December 31 included the following:

	2001	2002	2003

Discount rate	7.0%	7.0%	6.5%
Expected long-term rate of return on plan assets	8.0%	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%	4.5%

17. CONTINGENCIES

      Consistent with the nature of its business, the Company is involved in various legal actions. In the opinion of management, any resulting liability would not have a material adverse effect on the Company’s financial position.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

18. RELATED PARTY TRANSACTIONS

      The Company had transactions with companies owned by or related to its officers and directors as follows:

	2001	2002	2003

Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$100	$120	$120
Acquisition of capital assets	—	22	—
Amounts due from officers and companies with directors in common included in other assets	967	466	479
Amounts due to companies with directors in common included in accounts payable	—	2	—

      The Company’s co-venturer in the High Level operation (Note 6) is a significant shareholder of the Company.

19. SEGMENTED INFORMATION

      Following discontinuance of the Chasm lumber operations, the Company operates in one business segment, manufacturing wood panel products.

      All capital assets are located in Canada.

	2001	2002	2003

Geographic sales information:
Canada	$49,271	$69,078	$84,278
U.S.A.	227,462	246,928	362,737
Europe	11,258	6,855	7,394
Japan	38,673	33,194	26,664

	$326,664	$356,055	$481,073

20. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2001	2002	2003

Accounts receivable	$1,221	$(1,388)	$(6,650)
Inventories	7,400	(5,440)	(2,247)
Prepaid expenses	322	(1,655)	(778)
Accounts payable and accrued liabilities	(47,343)	3,325	(6,608)
Income taxes receivable / payable	1,680	(2,372)	3,614

Total	$(36,720)	$(7,530)	$(12,669)

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

21. FINANCIAL INSTRUMENTS

          (a) Financial and credit risk

      The value of the Company’s financial instruments will vary due to fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates.

      The Company does not have a significant exposure to any individual customer or counterparty. Concentrations of credit risk on trade accounts receivable are with customers in the forestry industry in Canada and the United States.

          (b) Fair values

      The fair value of the Company’s accounts receivable, accounts payable and accrued liabilities is estimated to approximate their carrying value due to the immediate or short term maturity of these financial instruments.

      The fair value of the long-term debt is determined using quoted market values for the Company’s Senior Secured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement of the instruments.

      The carrying value and fair value of the long term debt are as follows:

	2002		2003

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

LONG-TERM DEBT
Senior notes	$444,094	$465,333	$354,833	$414,041
Capital leases	97	97	549	549

	$444,191	$465,430	$355,382	$414,590

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

22. U.S. GAAP RECONCILIATION

      As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

          (a) Adjustments to assets, liabilities and shareholders’ equity

	2002	2003

Total assets in accordance with Canadian GAAP	$555,052	$627,721
Write-off of capitalized start-up costs(1)	(10,380)	(8,966)
Intangible asset, arising from minimum pension liability calculation(2)	—	509

Total assets in accordance with U.S. GAAP	$544,672	$619,264

Total liabilities in accordance with Canadian GAAP	$506,681	$455,930
Future income taxes relating to write-off: of capitalized start-up costs(1)	(3,700)	(3,194)
Minimum pension liability, net of tax effect(2)	6,447	7,273

Total liabilities in accordance with U.S. GAAP	$509,428	$460,009

Total shareholders’ equity in accordance with Canadian GAAP	$48,371	$171,791
Change in retained earnings relating to: Write-off of capitalized start-up costs(1)	(6,680)	(5,772)
Accumulated other comprehensive (loss)(2)	(6,447)	(6,764)

Total shareholders’ equity in accordance with U.S. GAAP	$35,244	$159,255

Consolidated Statement of Shareholders’ Equity

Capital Stock	$53,083	$53,110
Contributed surplus	375	118
Accumulated other comprehensive loss(2)	(6,447)	(6,764)

	47,011	46,464

Retained earnings (deficit) in accordance with Canadian GAAP	(5,087)	118,563
Write-off of capitalized start-up costs(1)	(6,680)	(5,772)

Retained earnings (deficit) in accordance with U.S. GAAP	(11,767)	112,791

Shareholders’ equity in accordance with U.S. GAAP	$35,244	$159,255

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

22. U.S. GAAP RECONCILIATION (Continued)

          (b) Adjustments to earnings

	2001	2002	2003

Net income (loss) in accordance with Canadian GAAP	$(25,424)	$(17,873)	$124,355
Reversal of amortization of capitalized start-up costs, net of future income taxes(1)	(410)	874	677

Net income (loss) in accordance with U.S. GAAP	(25,834)	(16,999)	125,032
Other comprehensive loss(2)	(4,020)	(2,427)	(317)

Comprehensive income (loss) in accordance with U.S. GAAP	$(29,854)	$(19,426)	$124,715

	2001	2002	2003

Basic and diluted income (loss) per share in accordance with U.S. GAAP	$(1.78)	$(1.17)	$8.57

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 16) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

          (c) Discontinued Operations

      The loss from discontinued operations (Note 14) would not change if U.S. GAAP was applied. All adjustments in (a) and (b) above relate to continuing operations.

          (d) Other Information Regarding U.S. GAAP

      (i) Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. Comprehensive loss arising from minimum pension liability:

	2001	2002	2003

Amount arising in year	$6,184	$3,734	$488
Future income tax (recovery)	(2,164)	(1,307)	(171)

	4,020	2,427	317
Accumulated other comprehensive loss, beginning of year	—	4,020	6,447

Accumulated other comprehensive loss, end of year	$4,020	$6,447	$6,764

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

22. U.S. GAAP RECONCILIATION (Continued)

      (ii) SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivatives, and for hedging activities. SFAS No. 149, Amendment of Statement 133 on Derivative and Hedging Activities, amends and clarifies SFAS No. 133. SFAS No. 133 and SFAS No. 149 do not have an impact on the Company’s financial statements as the Company does not enter into derivative transactions.

      (iii) In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has provided (Note 6) summary information regarding use of the proportionate consolidation method.

      (iv) In June 2001, the Financial Accounting Standards Board (“FASB”) introduced SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. SFAS No. 141 and 142 had no impact on the Company’s financial statements.

      (v) In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires the company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/ or normal use of a long-lived asset. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS No. 143 has no impact on the Company’s financial statements.

      (vi) In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. The Company adopted SFAS No. 144 in the first quarter of 2002 on a prospective basis without significant impact on the Company’s financial statements.

      (vii) Under U.S. GAAP, the Company would disclose shipping costs as part of costs of products as a component of cost of sales, rather than netted against revenue as per the Company’s existing accounting policy. If the Company had reported shipping costs as costs of products, revenue would have increased by $62,000,000, $65,625,000, and $60,855,000, with a corresponding increase in costs of products sold in 2001, 2002, and 2003 respectively.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

22. U.S. GAAP RECONCILIATION (Continued)

      (viii) In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. SFAS No. 145 does not have a material impact on the Company’s financial statements.

      (ix) In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. SFAS No. 146 does not have a material impact on the Company’s financial statements.

      (x) In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees. It requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantees at inception. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.

      (xi) In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. FIN 46 does not have a material impact on the Company’s financial statements.

AINSWORTH LUMBER CO. LTD.

Interim Consolidated Balance Sheets
(In thousands of dollars)
(Unaudited)

	September 30	December 31
	2004	2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$154,589	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2003 — $542)	76,008	30,242
Inventories	80,203	53,153
Prepaid expenses	3,488	3,433
Investment tax credit recoverable	—	30,060

	314,288	310,942
CAPITAL ASSETS	974,836	293,502
OTHER ASSETS	44,080	23,277
GOODWILL (Note 3)	91,022	—

	$1,424,226	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$36,730	$17,985
Accrued liabilities	36,887	29,776
Income taxes payable	53,252	3,494
Current portion of long term debt (Note 5)	369	250

	127,238	51,505
REFORESTATION OBLIGATION	4,367	4,802
LONG TERM DEBT (Note 5)	962,217	352,227
FUTURE INCOME TAXES	58,617	47,396

	1,152,439	455,930

SHAREHOLDERS’ EQUITY
Capital stock (Note 6)	55,827	53,110
Contributed surplus	—	118
Retained earnings (Note 7)	215,960	118,563

	271,787	171,791

	$1,424,226	$627,721

The accompanying Notes to the Interim Consolidated Financial Statements

are an integral part of these statements.

Approved by the Board:

AINSWORTH LUMBER CO. LTD.

Interim Consolidated Statements of Operations and Retained Earnings

(In thousands of dollars, except per share data) Unaudited

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2004	2003	2004	2003

SALES (Note 2)	$225,236	$155,836	$656,957	$369,400

COSTS AND EXPENSES
Costs of products sold (Note 2)	120,634	84,326	312,057	245,236
Selling and administration	5,860	4,779	15,876	13,297

	126,494	89,105	327,933	258,533

OPERATING EARNINGS BEFORE AMORTIZATION	98,742	66,731	329,024	110,867
AMORTIZATION OF CAPITAL ASSETS	11,326	7,724	30,472	22,962

OPERATING EARNINGS	87,416	59,007	298,552	87,905

FINANCE EXPENSE
Interest charges	(7,557)	(12,597)	(24,457)	(39,220)
Amortization charges	(1,298)	(1,233)	(2,555)	(3,644)
Loss on repurchase of long term debt (Note 5)	—	—	(106,198)	—

	(8,855)	(13,830)	(133,210)	(42,864)
OTHER
Interest and other income (expense)	(26,958)	611	(19,881)	1,440

	(35,813)	(13,219)	(153,091)	(41,424)

INCOME BEFORE INCOME TAXES AND FOREIGN EXCHANGE GAIN (LOSS); LONG-TERM DEBT	51,603	45,788	145,461	46,481
FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	33,453	(676)	27,666	64,098

INCOME BEFORE INCOME TAXES	85,056	45,112	173,127	110,579
INCOME AND LARGE CORPORATION TAX EXPENSE	24,362	16,189	60,827	27,916

NET INCOME	60,694	28,923	112,300	82,663
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	169,926	48,653	118,563	(5,087)
DIVIDENDS PAID (Note 7)	(14,660)	—	(14,660)	—
REPURCHASE OF CAPITAL STOCK (Note 6)	—	—	(243)	—

RETAINED EARNINGS, END OF PERIOD	$215,960	$77,576	$215,960	$77,576

Basic and diluted earnings per share	$4.14	$1.99	$7.66	$5.68

The accompanying Notes to the Interim Consolidated Financial Statements

are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.

Interim Consolidated Statements of Cash Flows

(In thousands of dollars) Unaudited

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$60,694	$28,923	$112,300	$82,663
Amounts not requiring an outlay of cash
Amortization of capital assets	11,326	7,724	30,472	22,962
Amortization of financing costs	901	651	1,586	1,924
Amortization of debt discount	393	216	716	638
Foreign exchange (gain) loss; long-term debt	(33,453)	676	(27,666)	(64,098)
Amortization of consent and commitment fees	4	366	253	1,169
Loss on repurchase of long term debt	—	—	106,198	—
Non-cash stock-based compensation	—	—	2,640	(210)
(Gain) Loss on disposal of capital assets	49	(1)	25	12
Change in non-current reforestation obligation	(184)	(348)	(435)	(353)
Future income taxes	(34,663)	15,908	(30,668)	27,691
Change in non-cash operating working capital	94,055	(7,455)	98,274	(16,549)

	99,122	46,660	293,695	55,849

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on Issuance of Senior Unsecured Notes	578,880	—	996,387	—
Financing costs on Issuance of Senior Unsecured Notes	(14,661)	—	(25,065)	—
Repurchase of Senior Secured Notes	—	—	(451,305)	—
Repurchase of Common shares	—	—	(284)	—
Dividends Paid	(14,660)	—	(14,660)	—
Increase (decrease) in capital lease obligations	(21)	(65)	(183)	519

	549,538	(65)	504,890	519

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Voyageur Panel Limited	—	—	(284,551)	—
Acquisition of cash of Voyageur Panel Limited	—	—	51,142	—
Investment in Minnesota OSB Facilities	(592,256)	—	(592,256)	—
Additions to capital assets	(3,708)	(1,910)	(9,320)	(5,713)
Increase (Decrease) in other assets	1,851	(733)	(3,105)	(278)
Proceeds on disposal of capital assets	—	6	40	23

	(594,113)	(2,637)	(838,050)	(5,968)

NET CASH INFLOW (OUTFLOW)	54,547	43,958	(39,465)	50,400
CASH, BEGINNING OF PERIOD	100,042	86,637	194,054	80,195

CASH, END OF PERIOD	$154,589	$130,595	$154,589	$130,595

The accompanying Notes to the Interim Consolidated Financial Statements

are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements

Three and nine month periods ended September 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

1.	BASIS OF PRESENTATION

      These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except as disclosed in Note 2. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

      a) Consolidation

      These consolidated financial statements include the accounts of the Company and all of its subsidiaries including Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC. Ainsworth Engineered Corp. was amalgamated with Voyageur Panel Limited on May 19, 2004. Ainsworth Engineered (USA), LLC owns and operates the Minnesota OSB facilities which were acquired on September 22, 2004.

      b) Foreign Currency Translation

      The operations of Ainsworth Engineered (USA), LLC are considered to be an integrated foreign operation and the financial statements are translated using the temporal method. The temporal method of translation translates assets, liabilities, revenues, and expenses in a manner that retains their bases of measurement in terms of the Canadian dollar. Monetary items are translated at the rate of exchange in effect at the balance sheet date, non-monetary items are translated at historical exchange rates, revenue and expense items are translated at the rate of exchange in effect on the dates they occur and amortization of assets are translated at the same exchange rates as the assets to which they relate.

2.	CHANGE IN ACCOUNTING PRESENTATION

      Beginning in the second quarter of 2004, the Company has presented freight and other distribution costs as sales and costs of products sold in the statement of operations and reclassified prior periods’ presentation accordingly. Previously these costs were presented as a reduction of sales in accordance with industry practice at the time. The effect of the change was to increase sales and cost of sales by $21.0 million for the three months ended September 30, 2004 (2003 — $15.6 million) and increase sales and costs of products sold by $56.3 million for the nine months ended September 30, 2004 (2003 — $46.6 million).

3.	ACQUISITION OF VOYAGEUR PANEL LIMITED

      On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million (CDN$284.5 million) paid in cash. The vendors are also entitled to additional future consideration, to a maximum of US$10 million, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and December 31, 2004. The purpose of the additional consideration is to indirectly share the profit that is earned during

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

the period from the closing of the acquisition to December 31, 2004. Management has estimated that the maximum additional consideration will be paid, accordingly the additional consideration of US$10 million has been charged to other income (expense) in the three month period ended September 30, 2004.

      The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are preliminary and may be adjusted when additional information on asset and liability valuations become available:

Current assets	$74,954
Other assets	1,170
Capital Assets	167,086

Total assets acquired	243,210

Current liabilities	9,470
Future income taxes	40,179
Other long term liabilities	32

Total liabilities acquired	49,681

Net identifiable assets acquired	193,529
Goodwill	91,022

Total purchase price	$284,551

4.	ACQUISITION OF THE MINNESOTA OSB FACILITIES

      On September 22, 2004, the Company acquired from Potlatch Corporation the assets and certain related working capital associated with three OSB manufacturing facilities (the “Minnesota OSB facilities”) located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids at a purchase price of approximately US$461.3 million (approximately CAD$592.3 million).

      The acquisition of the Minnesota OSB facilities has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at September 22, 2004 are preliminary and may be adjusted when additional information on asset and liability valuations become available:

Net Assets acquired:
Current assets	$51,384
Capital Assets	541,095

Total assets acquired	592,479
Total liabilities acquired	223

Total purchase price	$592,256

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

5.	LONG TERM DEBT

      On March 3, 2004, the Company completed a refinancing of its Senior Secured Notes and issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance, the Company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes realizing a total loss of $106.2 million. The loss is comprised of a $15.5 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

      On May 19, 2004, the Company issued US$110 million 6.75% Senior Unsecured Notes at a discount of US$11 million. Financing costs of $4.4 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

      On September 22, 2004, the Company issued US$275 million 7.25% Senior Unsecured Notes and US$175 million Senior Unsecured Floating Rate Notes. Financing costs of $14.7 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

      The Company’s long-term debt is guaranteed by Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC. The details of the outstanding long term debt at September 30, 2004 are as follows:

U.S.$275,000,000 Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$346,940
U.S.$175,000,000 Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	220,780
U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	264,935
U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	138,611
U.S.$2,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	2,965
U.S.$2,000,000 Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	2,523
Capital lease obligations	369

977,123
Unamortized deferred debt discount	(14,537)

962,586
Current portion	(369)

$962,217

      On March 15, 2004, the Company established a $50,000,000 revolving credit facility with interest rates of prime plus 0.5% or the bankers’ acceptance rate plus 2.0%. At September 30, 2004 this facility was unutilized.

6. CAPITAL STOCK

      On March 29, 2004, the Company issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

common shares. As at September 30, 2004, there are no issued and outstanding Class B common shares.

      On June 29, 2004, the Company repurchased 10,924 common shares at a purchase price of $26.03 per share. The excess of $0.2 million between the purchase price and the weighted average cost was charged to retained earnings.

      As at September 30, 2004 the Company has 14,660,064 issued common shares.

7. DIVIDENDS

      On September 7, 2004 the Company paid a cash dividend of $1.00 per common share to holders of record of common shares as of the close of business on August 24, 2004.

8. SEGMENTED INFORMATION

      The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

      Sales attributed to countries based on location of customer are as follows:

	Net Sales

	Three Months		Nine Months
	Ended		Ended
	September 30		September 30

	2004	2003	2004	2003

Canada	$26,124	$26,003	$88,927	$68,644
United States	189,141	119,912	537,156	271,970
Europe	2,792	2,130	7,294	6,883
Asia	7,179	7,791	23,580	21,903

Total	$225,236	$155,836	$656,957	$369,400

      Capital assets attributed to the countries based on location are as follows:

	September 30	December 31
	2004	2003

Canada	$438,137	$293,502
United States	536,699	—

Total	$974,836	$293,502

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

9. BENEFIT PLANS

      The expense for the Company’s retirement benefit plans is as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30		September 30

	2004	2003	2004	2003

Defined Benefit Plans	$476	$551	$750	$1,283
Contribution to Group RRSP Plans	620	295	953	902

Pension Expense	$1,096	$846	$1,703	$2,185

10. U.S. GAAP RECONCILIATION

      The interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

(a)	Adjustments to assets, liabilities and shareholders’ equity

		December 31,	September 30,
		2003	2004

(i)	Total assets in accordance with Canadian GAAP	$627,721	$1,424,226
	Write-off of capitalized start-up costs(1)	(8,966)	(7,695)
	Intangible asset, arising from minimum pension liability calculation(2)	509	509

	Total assets in accordance with U.S. GAAP	$619,264	$1,417,040

(ii)	Total liabilities in accordance with Canadian GAAP	$455,930	$1,152,439
	Future income taxes relating to write-off:
	of capitalized start-up costs(1)	(3,194)	(2,741)
	Minimum pension liability, net of tax effect(2)	7,273	7,273

	Total liabilities in accordance with U.S. GAAP	$460,009	$1,156,971

(iii	) Total shareholders’ equity in accordance with Canadian GAAP	$171,791	$271,787
	Change in retained earnings relating to:
	Write-off of capitalized start-up costs(1)	(5,772)	(4,954)
	Accumulated other comprehensive loss(2)	(6,764)	(6,764)

	Total shareholders’ equity in accordance with U.S. GAAP	$159,255	$260,069

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

(b)	Adjustments to earnings

	Nine Months Ended
	September 30,

	2003	2004

Net income in accordance with Canadian GAAP	$82,663	$112,300
Reversal of amortization of capitalized start-up costs, net of future income taxes(1)	734	818

Net income (loss) in accordance with U.S. GAAP	$83,397	$113,118

Basic and diluted income per share in accordance with U.S. GAAP	$5.68	$7.76

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

11.	Separate Financial Information of Subsidiary Guarantors of Indebtedness

      On March 3, 2004, the Company issued US$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued US$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004, the Company issued US$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and US$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. Under the terms of the Senior Notes referred to above, Ainsworth Engineered (USA), LLC and Ainsworth Engineered Corp. (formerly Voyageur) became a joint and several guarantor of the indebtedness (the “Guarantor”). The guarantee is a full and unconditional guarantee.

      Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantor is obligated to pay the outstanding indebtedness. At September 30, 2004, the Company had the following outstanding amounts related to the guaranteed debt:

U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	$264,935
U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	138,611
U.S.$275,000,000 Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	346,940
U.S.$175,000,000 Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	220,780

$971,266

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

11.	Separate Financial Information of Subsidiary Guarantors of Indebtedness (Continued)

      The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

Condensed Consolidated Balance Sheet

as at September 30, 2004
(Unaudited)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co. Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Adjustments	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
ASSETS
CASH	$152,479	$—	$2,110	$—	$154,589
OTHER CURRENT ASSETS	122,358	28,565	8,776	—	159,699
CAPITAL ASSETS	267,952	545,071	94,888	66,925	974,836
OTHER ASSETS	42,810	—	1,270	—	44,080
GOODWILL	—	—	—	91,022	91,022
DUE FROM PARENT COMPANY	—	28,735	100,213	(128,948)	—
INVESTMENT IN SUBSIDIARY	899,319	—	—	(899,319)	—

	$1,484,918	$602,371	$207,257	$(870,320)	$1,424,226

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	$99,161	$11,141	$16,936	$—	$127,238
REFORESTATION OBLIGATION	4,367	—	—	—	4,367
DUE TO SUBSIDIARY COMPANY	128,948	—	—	(128,948)	—
LONG TERM DEBT	962,217	—	—	—	962,217
FUTURE INCOME TAXES	18,438	—	17,450	22,729	58,617

	$1,213,131	11,141	34,386	(106,219)	1,152,439

PREFERRED SHARES	—	—	25,999	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital stock	55,827	1	55,419	(55,420)	55,827
Contributed surplus	—	587,384	—	(587,384)	—
Retained earnings	215,960	3,845	91,453	(95,298)	215,960

	$271,787	591,230	146,872	(738,102)	271,787

	$1,484,918	$602,371	$207,257	$(870,320)	$1,424,226

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

11.	Separate Financial Information of Subsidiary Guarantors of Indebtedness (Continued)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co. Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Adjustments	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
Total assets in accordance with Canadian GAAP	$1,484,918	$602,371	$207,257	$(870,320)	$1,424,226
Write-off of capitalized start-up costs(1)	(7,695)	—	—	—	(7,695)
Intangible asset, arising from minimum pension liability calculation(2)	509	—	—	—	509

Total assets in accordance with U.S. GAAP	$1,477,732	$602,371	$207,257	$(870,320)	$1,417,040

Total liabilities in accordance with Canadian GAAP	$1,213,131	$11,141	$34,386	$(106,219)	$1,152,439
Future income taxes relating to write-off of capitalized start-up costs(1)	(2,741)	—	—	—	(2,741)
Minimum pension liability, net of tax effect(2)	7,273	—	—	—	7,273

	$1,217,663	$11,141	$34,386	$(106,219)	$1,156,971

Total shareholders’ equity in accordance with Canadian GAAP	$271,787	$591,230	$146,872	$(738,102)	$271,787
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(4,954)	—	—	—	(4,954)
Accumulated other comprehensive loss(2)	(6,764)	—	—	—	(6,764)

	$260,069	$591,230	$146,872	$(738,102)	$260,069

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

11.	Separate Financial Information of Subsidiary Guarantors of Indebtedness (Continued)

Condensed Consolidated Statement of Operations

For the nine months ended September 30, 2004
(Unaudited)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co. Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC(a)	Corp.(b)	Adjustments	Consolidated

SALES	$579,749	$13,154	$64,054	—	$656,957

COSTS AND EXPENSES
Costs of products sold	276,522	5,828	29,707	—	312,057
Selling and administration	15,492	5	379	—	15,876
Amortization of capital assets	24,519	600	5,353	—	30,472

	316,533	6,433	35,439	—	358,405

OPERATING EARNINGS	263,216	6,721	28,615	—	298,552
FINANCE EXPENSE
Interest	24,101	356	—	—	24,457
Amortization of finance costs	1,944	611	—	—	2,555
Loss on repurchase of long term debt	106,198	—	—	—	106,198

	132,243	967	—	—	133,210
EQUITY IN EARNINGS OF SUBSIDIARY	21,411	—	—	(21,411)	—
OTHER EXPENSE	19,806	—	75	—	19,881
FOREIGN EXCHANGE (GAIN) ON LONG TERM DEBT	(27,666)	—	—	—	(27,666)

INCOME BEFORE INCOME TAXES	160,244	5,754	28,540	(21,411)	173,127
INCOME AND LARGE CORPORATION TAX EXPENSE	47,944	2,510	10,373	—	60,827

NET INCOME	$112,300	$3,244	$18,167	$(21,411)	$112,300

Net income in accordance with Canadian GAAP	$112,300	$3,244	$18,167	$(21,411)	$112,300
Reversal of amortization of capitalized start-up costs, net of future income taxes(1)	818	—	—	—	818

Net income in accordance with U.S. GAAP	$113,118	$3,244	$18,167	$(21,411)	$113,118

(a)	Statement of operations for the period from September 22, 2004 to September 30, 2004.

(b)	Statement of operations for the period from May 19, 2004 to September 30, 2004.

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements — (Continued)

11.	Separate Financial Information of Subsidiary Guarantors of Indebtedness (Continued)

Statement of Cashflows

For the nine months ended September 30, 2004
(Unaudited)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co. Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC(a)	Corp.(b)	Eliminations	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$112,300	$3,244	$18,167	$(21,411)	$112,300
Amounts not requiring an outlay of cash
Amortization of capital assets	24,519	600	5,353	—	30,472
Amortization of financing costs	1,586	—	—	—	1,586
Amortization of debt discount	716	—	—	—	716
Amortization of consent and commitment fees	253	—	—	—	253
Foreign exchange loss (gain) on long term debt	(27,666)	—	—	—	(27,666)
Loss on repurchase of long term debt	106,198	—	—	—	106,198
Non-cash stock-based compensation	2,640	—	—	—	2,640
Loss on disposal of capital assets	25	—	—	—	25
Change in non-current reforestation obligation	(435)	—	—	—	(435)
Equity in earnings of subsidiary	(21,411)	—	—	21,411	—
Future income taxes	(30,668)	—	—	—	(30,668)
Change in non-cash operating working capital	45,321	24,891	28,062	—	98,274

	213,378	28,735	51,582	—	293,695

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on Issuance of Senior Unsecured Notes	996,387	—	—	—	996,387
Financing costs on Issuance of Senior Unsecured Notes	(25,065)	—	—	—	(25,065)
Advances to Parent Company	—	(28,735)	(100,213)	128,948	—
Advances from Subsidiary Company	128,948	—	—	(128,948)	—
Repurchase of Senior Secured Notes	(451,305)	—	—	—	(451,305)
Dividends paid	(14,660)	—	—	—	(14,660)
Repurchase of Common shares	(284)		—		(284)
Decrease in capital lease obligations	(183)	—	—	—	(183)

	633,838	(28,735)	(100,213)	—	504,890

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Investment in Voyageur Panel Limited	(284,551)	—	—	—	(284,551)
Acquisition of cash of Voyageur Panel Limited	51,142	—	—	—	51,142
Acquisition of Minnesota OSB Facilities	(592,256)	—	—	—	(592,256)
Additions to capital assets	(8,919)	—	(401)	—	(9,320)
(Increase) decrease in other assets	(3,105)	—	—	—	(3,105)
Proceeds on disposal of capital assets	40	—	—	—	40

	(837,649)	—	(401)	—	(838,050)

NET CASH INFLOW (OUTFLOW)	9,567	—	(49,032)	—	(39,465)
CASH, BEGINNING OF PERIOD	142,912	—	51,142	—	194,054

CASH, END OF PERIOD	$152,479	$—	$2,110	$—	$154,589

(a)	Statement of cash flows for the period from September 22, 2004 to September 30, 2004.

(b)	Statement of cash flows for the period from May 19, 2004 to September 30, 2004.

AUDITORS’ REPORT

To the Board of Directors of
Voyageur Panel Limited

      We have audited the balance sheets of Voyageur Panel Limited as at December 31, 2003 and 2002 and the statements of earnings (loss), shareholders’ equity and cash flows for years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Winnipeg, Canada
April 27, 2004

VOYAGEUR PANEL LIMITED

BALANCE SHEETS

	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
ASSETS
Current
Cash	$6,132	$42,989
Receivables
Affiliated company (note 10)	6,005	7,034
Other	317	976
Inventory (note 3)	5,166	6,225
Prepaid expenses	11	13

	17,631	57,237

Property, plant and equipment (note 4)	111,017	100,037
Other assets (note 5)	1,754	1,208

	$130,402	$158,482

LIABILITIES AND SHAREHOLDERS EQUITY
Current
Accounts payable and accrued liabilities
Trade	$3,340	$3,869
Affiliated companies (note 10)	2,564	4,132
Income taxes payable	—	7,975
Current portion of long-term debt (note 6)	8,176	—

	14,080	15,976

Other
Future income taxes (note 9)	13,538	16,469
Other long-term liabilities	22	26

	13,560	16,495

Preferred Class A shares (note 7)	64,619	80,869

Shareholders’ equity
Common stock (note 8)	55,419	55,419
Deficit	(17,276)	(10,277)

	38,143	45,142

Contingencies (note 12)
Subsequent event (note 14)	$130,402	$158,482

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF EARNINGS (LOSS)

	Years Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Revenues
Sales
Trade	$39,249	$48,460
Related party (note 10)	60,454	95,231

	99,703	143,691

Costs and expenses
Operating expenses	80,697	85,377
Sales commissions (note 10)	3,386	5,163
Management fees (note 10)	1,746	1,601
Depreciation and amortization	12,639	12,156

	98,468	104,297

Earnings from operations	1,235	39,394

Interest income	123	126
Interest expense	(675)	(201)
Foreign exchange gain (loss)	79	(2,036)
Unrealized increase in fair value of preferred Class A shares	(6,719)	(16,250)

	(7,192)	(18,361)

Earnings (loss) before income taxes	(5,957)	21,033
Income taxes (note 9)
Current	(756)	(11,103)
Future	(1,052)	(2,931)

	(1,808)	(14,034)

Net earnings (loss)	$(7,765)	$6,999

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Year Ended December 31, 2003

	December 31	Net	December 31
	2002	Earnings	2003

	(expressed in thousands of
	Canadian dollars)
Common stock
Boise Cascade Corporation	$38,314	$—	$38,314
Rainy River OSB Holdings Inc.	17,105	—	17,105

	55,419	—	55,419

Deficit	(17,276)	6,999	(10,277)

Balance at end of the year	$38,143	$6,999	$45,142

	Year Ended December 31, 2002

	December 31	Net	December 31
	2001	Loss	2002

	(expressed in thousands of
	Canadian dollars)
Common stock
Boise Cascade Corporation	$38,314	$—	$38,314
Rainy River OSB Holdings Inc.	17,105	—	17,105

	55,419	—	55,419

Deficit	(9,511)	(7,765)	(17,276)

Balance at end of the year	$45,908	$(7,765)	$38,143

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF CASH FLOWS

	Years Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Cash provided by (used for) operations
Net earnings (loss)	$(7,765)	$6,999
Items in net earnings (loss) not using (providing) cash
Depreciation	11,883	11,779
Amortization of deferred financing costs	756	377
Future income taxes	1,052	2,931
Unrealized foreign exchange gain	(102)	—
Unrealized increase in fair value of preferred Class A shares	6,719	16,250
Receivables	91	(1,688)
Inventory	(888)	(1,059)
Accounts payable and accrued liabilities	(908)	2,097
Income taxes payable	973	7,975
Other	(1,240)	171

Cash provided by operations	10,571	45,832

Cash provided by (used for) investment
Expenditures for property, plant and equipment	(3,011)	(799)

Cash used for investment	(3,011)	(799)

Cash provided by (used for) financing
Payments of long-term debt	(16,207)	(7,636)

Cash used for financing	(16,207)	(7,636)

Effect of exchange rate change on cash	(349)	(540)

Increase (decrease) in cash	(8,996)	36,857
Cash, beginning of year	15,128	6,132

Cash, end of year	$6,132	$42,989

Supplementary information
Income taxes paid, net	$(219)	$2,110
Interest paid	675	201

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND PURPOSE

      Voyageur Panel Limited (the “Corporation”), doing business in the province of Ontario, Canada, was formed October 12, 1995, pursuant to the Unanimous Shareholders’ Agreement (“Shareholders’ Agreement”) between Boise Cascade Corporation (“Boise”), Rainy River Forest Products Inc. (“Rainy”), Rainy River OSB Holdings Inc. (“Rainy Sub”), a wholly owned subsidiary of Rainy, the Northwestern Mutual Life Insurance Company (“Northwestern”), and Allstate Insurance Company (“Allstate”). Boise and Rainy Sub hold common shares; Northwestern and Allstate hold preferred shares (“Class A shares”) (see note 7). In November 1995, Rainy amalgamated with Stone-Consolidated Corporation and the new company, also named Stone-Consolidated Corporation (“Stone”), succeeded to Rainy’s interest in Rainy Sub and to Rainy’s contractual rights and obligations. On May 30, 1997, Stone and Abitibi-Price Inc. amalgamated and the new company, named Abitibi-Consolidated, Inc., succeeded to Stone’s contractual rights and obligations. Effective January 1, 2004, Rainy Sub was liquidated and its assets and liabilities transferred to its parent, Abitibi-Consolidated Company of Canada (“Abitibi”). The share certificates in the name of Rainy Sub have been cancelled and a new certificate for the same number of shares has been issued by Voyageur to Abitibi. Each shareholder is entitled to vote the total number of shares held by the shareholder on all matters requiring shareholder approval as if the Class A shares and common shares were one class.

      The principal business of the Corporation is to operate a 440 million square feet (“MMSF”) per year oriented strand board (“OSB”) plant in Barwick, Ontario, Canada. The Corporation is prohibited from engaging in any other business activity by the terms of agreements among the shareholders,

      Under the terms of a Stock Purchase Agreement, each shareholder contributed its equity contributions to the Corporation at the times specified. Under the terms of the Shareholders’ Agreement, additional capital, if needed, may be called for, but no shareholder can be required to contribute. No additional contributions have been called for.

      The Shareholders’ Agreement provides that neither Boise nor Abitibi are permitted to transfer their shares, other than to an affiliate, prior to the fifth anniversary of the closing date except with approval of shareholders holding 85% of the outstanding shares. It also provides that holders of the Class A shares may transfer shares, other than to a competitor engaged in the manufacture of wood products, at any time, without the consent of any party. Additionally, it provides that holders of the Class A shares may transfer shares to a competitor, at any time, with the approval of shareholders holding 85% of the outstanding shares. Any transfer by Abitibi or a holder of Class A shares shall be subject to Boise’s right of first offer. After the fifth anniversary of the closing date, and if certain conditions are met, the holders of Class A shares may exercise a Put Right that will initiate an appraisal process to sell their shares to the Corporation at the then fair market value. Boise may exercise a Call Right to purchase shares available pursuant to the Put Right. The fifth anniversary date was reached October 12, 2000. As at December 31, 2003, these rights had not been exercised. Following the eighth anniversary of the closing date, Boise may purchase all Class A shares at fair market value. The eighth anniversary date was reached October 12, 2003. As at December 31, 2003, these rights had not been exercised. The Shareholders’ Agreement also defines other liquidation rights of equity holders, and other standard terms and conditions.

      Boise manages the business and affairs of the Corporation pursuant to the Operating and Marketing Agreement, subject to limitations imposed by the Shareholders’ Agreement. Certain

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND PURPOSE — (Continued)

matters, as defined in the Shareholders’ Agreement, require shareholder approval. Under the terms of the Operating and Marketing Agreement, Boise will provide to the Corporation all engineering, financial, accounting, legal, and general management services necessary to operate the plant and will market all products produced by the plant. Product sales prices to both unaffiliated customers and to related parties will be based on then prevailing market prices. The term of this agreement is through December 31, 2020, subject to early termination if Boise were to liquidate its interest in the Corporation. The marketing services include provisions for a sales force and offices, marketing and sales plans, sales entry and billing, invoicing, collection, customer selection and credit, customer service, and claims services.

      Under the terms of a Wood Supply Service Agreement, Abitibi will exercise the rights of the Corporation under various wood procurement agreements and will acquire wood from private lands. Abitibi will pay all costs incurred by it in performing the agreement including all Crown charges, stumpage payments to private landowners, logging and hauling costs, and all other expenses incurred in delivering. Abitibi will be compensated for its costs. The initial term of this agreement ends December 31, 2005, and is renewable year to year thereafter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION. These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and are not intended to provide certain disclosures which would be found in U.S. GAAP financial statements. These measurement differences are described in note 13 “Differences between Canadian and United States generally accepted accounting principles.”

      USE OF ESTIMATES. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results may vary from those estimates.

      FOREIGN CURRENCY TRANSLATION. Monetary assets and liabilities that are denominated in U.S. dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses that are denominated in US. dollars are translated into Canadian dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in the Statements of Earnings (Loss) under the caption “Foreign exchange gain (loss).”

      FINANCIAL INSTRUMENTS. The estimated fair values of financial instruments including cash, receivables, accounts payable and accrued liabilities, income taxes payable, current portion of long-term debt and other long-term liabilities are approximately the same as their carrying values. The preferred Class A shares are recorded at fair value as at the end of the reporting period. The change in the fair value of the preferred Class A shares between reporting periods is recorded in the “Statements of Earnings (Loss).”

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

      REVENUE RECOGNITION. Revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, title transfers, and risk of loss has passed to the customer.

      INVENTORY. The Corporation values inventory at the lower of cost or market with cost based on average costing. Manufactured inventories include costs for materials, labor, and factory overhead.

      PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. No interest was capitalized in 2003 or 2002. Depreciation is determined using the straight-line method. Gains and losses from sales and retirements are included in income as they occur. Estimated service lives of principal items of property, plant and equipment are 40 years for buildings and range from 3 to 20 years for machinery and equipment.

      OTHER ASSETS. At December 31, 2003, other assets consisted of deposits. At December 31, 2002, other assets consisted primarily of deposits and financing costs incurred by the Corporation. Financing costs were amortized on a straight-line basis over the term of the loan.

      INCOME TAXES. The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized in its entirety.

3. INVENTORY

	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian
	dollars)
Finished goods and work in process	$924	$691
Logs	1,631	2,669
Other raw materials and supplies	2,611	2,865

	$5,166	$6,225

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

4. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003

		Accumulated
	Cost	Depreciation	Net

	(expressed in thousands of
	Canadian dollars)
Land	$587	$—	$587
Buildings and improvements	33,058	7,222	25,836
Machinery and equipment	138,898	65,284	73,614

	$172,543	$72,506	$100,037

	December 31, 2002

		Accumulated
	Cost	Depreciation	Net

	(expressed in thousands of
	Canadian dollars)
Land	$587	$—	$587
Buildings and improvements	32,801	5,982	26,819
Machinery and equipment	138,356	54,745	83,611

	$171,744	$60,727	$111,017

5. OTHER ASSETS

	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Deferred financing costs	$3,396	$—
Accumulated amortization	(3,019)	—

	377	—
Deposits	1,377	1,208

	$1,754	$1,208

6. LONG-TERM DEBT

      In October 1995, the Corporation entered into a variable rate lending commitment which included a non-revolving progress draw term credit facility (“Credit B”), of up to US$65,000,000, denominated in U.S. dollars. The Credit B facility provided funds for construction. Interest rate options available to the Corporation included rates based on the London Interbank Offering Rate, or the U.S. Base Rate. At December 31, 2002, $8,176,000 (US$5,200,000) of borrowings were outstanding with a variable interest rate of 3.17%. Full and final payment of the Credit B facility was made in May, 2003.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

7. PREFERRED CLASS A SHARES

      On October 12, 1995, the Corporation authorized 19,000,000 preferred Class A shares, US$1.00 par value. At December 31, 2003 and 2002, 10,000,000 Class A shares to Northwestern, and 9,000,000 Class A shares to Allstate were outstanding. After the fifth anniversary of the closing date, and if certain conditions are met, the holders of Class A shares may exercise a Put Right that will initiate an appraisal process to sell their shares to the Corporation at the then fair market value. The fair market value was $80,869,000 and $64,619,000 at December 31,2003 and 2002, and was determined based on the Class A shareholders’ portion of an estimated U.S. dollar purchase price translated at the applicable current exchange rate. Boise may exercise a Call Right to purchase shares available pursuant to the Put Right. The fifth anniversary date was reached October 12, 2000. As at December 31, 2003, these rights had not been exercised. Following the eighth anniversary of the closing date, Boise may purchase all Class A shares at fair market value. The eighth anniversary date was reached October 12, 2003. As at December 31, 2003, these rights had not been exercised.

      Dividends will be paid on a semiannual basis by the Corporation, unless otherwise agreed. The Class A shares will be entitled to a 12% per annum dividend, preference over the common shares in dividend payments, and unpaid Class A share dividends will compound semi-annually. No dividends have been paid through December 31, 2003. At December 31, 2003 and 2002, the cumulative Class A dividend in arrears was $33,792,000 (US$25,753,000) and $32,752,000 (US$20,830,000). Class A shares may participate in additional dividend distributions if certain conditions are met. The policy of the Corporation is to distribute all available cash not required for other purposes.

8. COMMON STOCK

	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Authorized
40,500,000 common voting shares, US$1.00 par value
Issued
40,500,000 common voting shares	$55,419	$55,419

      Dividends will be paid on a semiannual basis by the Corporation, unless otherwise agreed. The Class A shares will be entitled to preference over the common shares in dividend payments. No dividends have been paid through December 31, 2003.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

9. INCOME TAXES

      The overall income tax provision differs from the amount that would be obtained by applying the combined statutory income tax rate to earnings as a result of manufacturing and processing credit, large corporation taxes, and changes in tax rates as follows:

	Year Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Earnings (loss) before income taxes	$(5,957)	$21,033
Combined federal and provincial income tax rate	38.6%	36.6%

Income tax expense based on statutory income tax rate	2,299	(7,698)
Permanent difference from unrealized increases in the fair value of preferred Class A shares	(2,593)	(5,948)
Manufacturing and processing credit	42	1,298
Large corporation tax	(756)	204
Change in tax rate	(788)	(1,591)
Other	(12)	(299)

	$(1,808)	$(14,034)

      Future income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. The components of the net future income tax liability in the Balance Sheets are as follows:

	Year Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Non-capital loss carry forwards	$(2,624)	$—
Capital loss carry forwards	(2,364)	(4,462)
Unrealized foreign exchange loss on long-term debt	(1,210)	—
Excess of carrying value of property, plant and equipment and other assets over tax values	17,923	19,006
Other temporary differences	(1,578)	(1,795)
Valuation allowance	3,391	3,720

	$13,538	$16,469

      At December 31, 2003, the Corporation had $1,751,000 of Ontario corporation minimum tax credits which expire in 2006 through 2011.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

10. RELATED PARTY TRANSACTIONS

      Pursuant to the Operating and Marketing Agreement, Boise is entitled to reimbursement for certain materials and services provided during construction and operation of the facility and will receive an annual fee escalating at 3% per year. Boise will also receive a commission equaling 4% of the net selling price on sales for which Boise acts as agent. See the table below.

      Under the terms of the Wood Supply Services Agreement, the Corporation will pay to Abitibi all costs incurred by it in performing the agreement plus a management fee of $500,000 per year beginning at the start of operations. In addition, if renewal charges for hardwood exceed the amount covered by Crown charges, the Corporation will pay a proportionate share of these charges. See the table below.

      Boise and Abitibi have received reimbursement for the following operating, development, and other costs:

	Year Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Paid to Boise:
Management fees	$1,746	$1,601
Sales commissions	3,386	5,163
Freight	14,368	14,261

	$19,500	$21,025

Paid to Abitibi:
Management fees	$590	$607
Wood purchases	28,818	31,126

	$29,408	$31,733

Sales to Boise	$60,454	$95,231

Receivables from affiliated company Boise	$6,005	$7,034

Accounts payable and accrued liabilities to affiliated companies:
Abitibi	$2,123	$3,578
Boise	441	554

	$2,564	$4,132

      These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

11. MAJOR CUSTOMERS

      A substantial portion of the net sales of the Corporation are made to a limited number of customers. During the years ended December 31, 2003 and 2002, two such customers accounted for 79% and 75% of sales, respectively. Substantially all of the Corporation’s sales to related parties and to unaffiliated customers were into the United States.

12. CONTINGENCIES

      The Corporation is involved in litigation and administrative proceedings primarily arising in the normal course of Corporation business. In the opinion of management, the Corporation’s recovery, if any, or liability, if any, under any pending litigation or administrative proceeding would not materially affect the Corporation’s financial condition or results of operations.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The Corporation’s financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Corporation, are in conformity in all material respects with U.S. GAAP, with the following exceptions:

          Reconciliation of Canadian and U.S. GAAP

      Under U.S. GAAP, future income tax assets and liabilities are revalued for enacted changes in tax rates. Under Canadian GAAP, future income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

      Under US. GAAP, changes in the fair value of redeemable securities are treated in the same manner as a dividend and are charged against retained earnings, or in the absence of retained earnings, as charges against paid-in capital. Under Canadian GAAP, changes in the fair value of redeemable securities are charged to income.

      The following information is presented in accordance with U.S. GAAP, reflecting these adjustments.

      Effect on net earnings (loss):

	Year Ended
	December 31

	2002	2003

Net earnings (loss) under Canadian GAAP	$(7,765)	$6,999
Adjustments:
Unrealized increases in the fair value of preferred Class A shares	6,719	16,250
Future income taxes	(86)	1,102

Net earnings (loss) under U.S. GAAP	$(1,132)	$24,351

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING       PRINCIPLES — (Continued)

      Effect on balance sheets:

	December 31

	2002	2003

Total liabilities under Canadian GAAP	$92,259	$113,340
Adjustment:
Future income taxes	1,102	—

Total liabilities under U.S. GAAP	$93,361	$113,340

Total shareholders’ equity under Canadian GAAP	$38,143	$45,142
Adjustment:
Total shareholders’ equity adjustments	(1,102)	—

Total shareholders’ equity under U.S. GAAP	$37,041	$45,142

Recent Pronouncements

      In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of Interpretation No. 45 became effective for periods ending after December 15, 2002. The recognition and measurement provisions of Interpretation No. 45 became effective January 1, 2003. This statement had no impact on the Corporation’s financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revised Interpretation No. 46. This interpretation, as revised, requires that an enterprise’s consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. This statement had no impact on the Corporation’s financial position or results of operations.

      Effective January 1, 2003, the Corporation adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way landfill closure costs are accounted for. This statement requires an asset and a liability (discounted) be recorded for estimated closure and closed-site monitoring costs and the asset to be depreciated over the landfill’s useful life. This statement had no impact on the Corporation’s financial position or results of operations.

      Effective January 1, 2003, the Corporation adopted the provisions of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to the date of an entity’s commitment to an exit plan. It also establishes that fair value is the objective for initial measurement of the liability. This statement had no impact on the Corporation’s financial position or results of operations.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

14. SUBSEQUENT EVENT

      On April 15, 2004, the Corporation’s shareholders announced that they had reached an agreement with Ainsworth Lumber Co. Ltd. for its purchase of the Corporation for approximately US$193,000,000, plus as much as US$10,000,000 more based on OSB prices between closing the transaction and December 31,2004. The transaction is expected to close in second quarter 2004.

VOYAGEUR PANEL LIMITED

BALANCE SHEETS

(Unaudited)

	March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
ASSETS
Current
Cash	$4,958	$49,469
Receivables
Affiliated company (note 10)	5,793	12,114
Other	380	918
Inventory (note 3)	6,891	8,820
Prepaid expenses	29	274

	18,051	71,595

Property, plant and equipment (note 4)	108,078	98,542
Other assets (note 5)	1,500	1,205

	$127,629	$171,342

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities
Trade	$2,008	$3,054
Affiliated companies (note 10)	4,716	5,408
Income taxes payable	—	6,691
Current portion of long-term debt (note 6)	3,822	—

	10,546	15,153

Other
Future income taxes (note 9)	13,802	16,016
Other long-term liabilities	22	33

	13,824	16,049

Preferred Class A shares (note 7)	61,384	82,885

Shareholders’ equity
Common stock (note 8)	55,419	55,419
Retained earnings (deficit)	(13,544)	1,836

	41,875	57,255

Contingencies (note 12)
Subsequent event (note 14)
	$127,629	$171,342

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF EARNINGS

(Unaudited)

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Revenues
Sales
Trade	$8,741	$2,705
Related party (note 10)	17,584	45,137

	26,325	47,842

Costs and expenses
Operating expenses	20,648	20,845
Sales commissions (note 10)	900	1,792
Management fees (note 10)	424	382
Depreciation and amortization	3,133	2,950

	25,105	25,969

Earnings from operations	1,220	21,873

Interest income	19	66
Interest expense	(79)	(6)
Foreign exchange loss	(330)	(373)
Unrealized (increase) decrease in the fair value of preferred Class A shares	3,235	(2,016)

	2,845	(2,329)

Earnings before income taxes	4,065	19,544
Income taxes (note 9)
Current	(69)	(7,883)
Future	(264)	452

	(333)	(7,431)

Net earnings	$3,732	$12,113

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)
(expressed in thousands of Canadian dollars)

	Three Months Ended March 31, 2004

	December 31	Net	March 31
	2003	Earnings	2004

Common stock
Boise Cascade Corporation	$38,314	$—	$38,314
Rainy River OSB Holdings Inc.	17,105	—	17,105

	55,419	—	55,419

Retained earnings (deficit)	(10,277)	12,113	1,836

Balance at end of the period	$45,142	$12,113	$57,255

	Three Months Ended March 31, 2003

	December 31	Net	March 31
	2002	Earnings	2003

Common stock
Boise Cascade Corporation	$38,314	$—	$38,314
Rainy River OSB Holdings Inc.	17,105	—	17,105

	55,419	—	55,419

Deficit	(17,276)	3,732	(13,544)

Balance at end of the period	$38,143	$3,732	$41,875

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Cash provided by (used for) operations
Net earnings	$3,732	$12,113
Items in net earnings not using (providing) cash
Depreciation	2,944	2,950
Amortization of deferred financing costs	189	—
Future income taxes	264	(452)
Unrealized foreign exchange gain	(266)	—
Unrealized increase (decrease) in fair value of preferred Class A shares	(3,235)	2,016
Receivables	149	(5,022)
Inventory	(1,725)	(2,595)
Accounts payable and accrued liabilities	820	461
Income taxes payable	—	(1,285)
Other	47	(250)

Cash provided by operations	2,919	7,936

Cash provided by (used for) investment
Expenditures for property, plant and equipment	(5)	(1,456)

Cash used for investment	(5)	(1,456)

Cash provided by (used for) financing
Payments of long-term debt	(3,884)	—

Cash used for financing	(3,884)	—

Effect of exchange rate changes on cash	(204)	—

Increase (decrease) in cash	(1,174)	6,480
Cash, beginning of period	6,132	42,989

Cash, end of period	$4,958	$49,469

Supplementary Information
Income taxes paid, net	$(950)	$9,166
Interest paid	77	—

See accompanying notes to financial statements

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

1. ORGANIZATION AND PURPOSE

      Voyageur Panel Limited (the “Corporation”), doing business in the province of Ontario, Canada, was formed October 12, 1995, pursuant to the Unanimous Shareholders’ Agreement (“Shareholders’ Agreement”) between Boise Cascade Corporation (“Boise”), Rainy River Forest Products Inc. (“Rainy”), Rainy River OSB Holdings Inc. (“Rainy Sub”), a wholly owned subsidiary of Rainy, the Northwestern Mutual Life Insurance Company (“Northwestern”), and Allstate Insurance Company (“Allstate”). Boise and Rainy Sub hold common shares; Northwestern and Allstate hold preferred shares (“Class A shares”) (see note 7). In November 1995, Rainy amalgamated with Stone-Consolidated Corporation and the new company, also named Stone-Consolidated Corporation (“Stone”), succeeded to Rainy’s interest in Rainy Sub and to Rainy’s contractual rights and obligations. On May 30, 1997, Stone and Abitibi-Price Inc. amalgamated and the new company, named Abitibi-Consolidated, Inc., succeeded to Stone’s contractual rights and obligations. Effective January 1, 2004, Rainy Sub was liquidated and its assets and liabilities transferred to its parent, Abitibi-Consolidated Company of Canada (“Abitibi”). The share certificates in the name of Rainy Sub have been cancelled and a new certificate for the same number of shares has been issued by Voyageur to Abitibi. Each shareholder is entitled to vote the total number of shares held by the shareholder on all matters requiring shareholder approval as if the Class A shares and common shares were one class.

      The principal business of the Corporation is to operate a 440 million square feet (“MMSF”) per year oriented strand board (“OSB”) plant in Barwick, Ontario, Canada. The Corporation is prohibited from engaging in any other business activity by the terms of agreements among the shareholders.

      Under the terms of a Stock Purchase Agreement, each shareholder contributed its equity contributions to the Corporation at the times specified. Under the terms of the Shareholders’ Agreement, additional capital, if needed, may be called for, but no shareholder can be required to contribute. No additional contributions have been called for.

      The Shareholders’ Agreement provides that neither Boise nor Abitibi are permitted to transfer their shares, other than to an affiliate, prior to the fifth anniversary of the closing date except with approval of shareholders holding 85% of the outstanding shares. It also provides that holders of the Class A shares may transfer shares, other than to a competitor engaged in the manufacture of wood products, at any time, without the consent of any party. Additionally, it provides that holders of the Class A shares may transfer shares to a competitor, at any time, with the approval of shareholders holding 85% of the outstanding shares. Any transfer by Abitibi or a holder of Class A shares shall be subject to Boise’s right of first offer. After the fifth anniversary of the closing date, and if certain conditions are met, the holders of Class A shares may exercise a Put Right that will initiate an appraisal process to sell their shares to the Corporation at the then fair market value. Boise may exercise a Call Right to purchase shares available pursuant to the Put Right. The fifth anniversary date was reached October 12, 2000. As at March 31, 2004, these rights had not been exercised. Following the eighth anniversary of the closing date, Boise may purchase all Class A shares at fair market value. The eighth anniversary date was reached October 12, 2003. As at March 31, 2004, these rights had not been exercised. The Shareholders’ Agreement also defines other liquidation rights of equity holders, and other standard terms and conditions.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

1. ORGANIZATION AND PURPOSE — (Continued)

      Boise manages the business and affairs of the Corporation pursuant to the Operating and Marketing Agreement, subject to limitations imposed by the Shareholders’ Agreement. Certain matters, as defined in the Shareholders’ Agreement, require shareholder approval. Under the terms of the Operating and Marketing Agreement, Boise will provide to the Corporation all engineering, financial, accounting, legal, and general management services necessary to operate the plant and will market all products produced by the plant. Product sales prices to both unaffiliated customers and to related parties will be based on then prevailing market prices. The term of this agreement is through December 31, 2020, subject to early termination if Boise were to liquidate its interest in the Corporation. The marketing services include provisions for a sales force and offices, marketing and sales plans, sales entry and billing, invoicing, collection, customer selection and credit, customer service, and claims services.

      Under the terms of a Wood Supply Service Agreement, Abitibi will exercise the rights of the Corporation under various wood procurement agreements and will acquire wood from private lands. Abitibi will pay all costs incurred by it in performing the agreement including all Crown charges, stumpage payments to private landowners, logging and hauling costs, and all other expenses incurred in delivering. Abitibi will be compensated for its costs. The initial term of this agreement ends December 31, 2005, and is renewable year to year thereafter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION. These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and are not intended to provide certain disclosures which would be found in U.S. GAAP financial statements. These measurement differences are described in note 13 “Differences between Canadian and United States generally accepted accounting principles.”

      USE OF ESTIMATES. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results may vary from those estimates.

      FOREIGN CURRENCY TRANSLATION. Monetary assets and liabilities that are denominated in U.S. dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses that are denominated in U.S. dollars are translated into Canadian dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in the Statements of Earnings under the caption “Foreign exchange loss.”

      FINANCIAL INSTRUMENTS. The estimated fair values of financial instruments including cash, receivables, accounts payable and accrued liabilities, income taxes payable, current portion of long-term debt and other long-term liabilities are approximately the same as their carrying values. The preferred Class A shares are recorded at fair value as at the end of the reporting

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

period. The change in the fair value of the preferred Class A shares between reporting periods is recorded in the “Statements of Earnings.”

      REVENUE RECOGNITION. Revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, title transfers, and risk of loss has passed to the customer.

      INVENTORY. The Corporation values inventory at the lower of cost or market with cost based on average costing. Manufactured inventories include costs for materials, labor, and factory overhead.

      PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. No interest was capitalized in 2004 or 2003. Depreciation is determined using the straight-line method. Gains and losses from sales and retirements are included in income as they occur. Estimated service lives of principal items of property, plant and equipment are 40 years for buildings and range from 3 to 20 years for machinery and equipment.

      OTHER ASSETS. At March 31, 2004,other assets consisted of deposits. At March 31, 2003, other assets consisted of deposits and financing costs incurred by the Corporation. Financing costs were amortized on a straight-line basis over the term of the loan.

      INCOME TAXES. The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized in its entirety.

3. INVENTORY

	March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Finished goods and work in process	$938	$1,394
Logs	3,329	4,312
Other raw materials and supplies	2,624	3,114

	$6,891	$8,820

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

4. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2004

		Accumulated
	Cost	Depreciation	Net

	(expressed in thousands of
	Canadian dollars)
Land	$587	$—	$587
Buildings and improvements	33,058	7,538	25,520
Machinery and equipment	140,327	67,892	72,435

	$173,972	$75,430	$98,542

	March 31, 2003

		Accumulated
	Cost	Depreciation	Net

	(expressed in thousands of
	Canadian dollars)
Land	$587	$—	$587
Buildings and improvements	32,801	6,292	26,509
Machinery and equipment	138.361	57,379	80,982

	$171,749	$63,671	$108,078

5. OTHER ASSETS

	March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Deferred financing costs	$3,396	$—
Accumulated amortization	(3,208)	—

	188	—
Deposits	1,312	1,205

	$1,500	$1,205

6. LONG-TERM DEBT

      In October 1995, the Corporation entered into a variable rate lending commitment which included a nonrevolving progress draw term credit facility (Credit B), up to US$65,000,000, denominated in U.S. dollars. The Credit B facility provided funds for construction. Interest rate options available to the Corporation included rates based on the London Interbank Offering Rate, or the U.S. Base Rate. At March 31, 2003, $3,822,000 (US$2,600,000) of borrowings were outstanding with a variable interest rate of 3.17%. Full and final payment of the Credit B facility was made in May, 2003.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

7. PREFERRED CLASS A SHARES

      On October 12, 1995, the Corporation authorized 19,000,000 preferred Class A shares, US$1.00 par value. At March 31, 2004 and 2003, 10,000,000 Class A shares to Northwestern, and 9,000,000 Class A shares to Allstate were outstanding. After the fifth anniversary of the closing date, and if certain conditions are met, the holders of Class A shares may exercise a Put Right that will initiate an appraisal process to sell their shares to the Corporation at the then fair market value. The fair market value was $82,885,000 and $61,384,000 at March 31, 2004 and 2003, and was determined based on the Class A shareholders’ portion of an estimated U.S. dollar purchase price translated at the applicable current exchange rate. Boise may exercise a Call Right to purchase shares available pursuant to the Put Right. The fifth anniversary date was reached October 12, 2000. As at March 31, 2004, these rights had not been exercised. Following the eighth anniversary of the closing date, Boise may purchase all Class A shares at fair market value. The eighth anniversary date was reached October 12, 2003. As at March 31, 2004, these rights had not been exercised.

      Dividends will be paid on a semiannual basis by the Corporation, unless otherwise agreed. The Class A shares will be entitled to a 12% per annum dividend, preference over the common shares in dividend payments, and unpaid Class A share dividends will compound semi-annually. No dividends have been paid through March 31, 2004. At March 31, 2004 and 2003, the cumulative Class A dividend in arrears was $35,526,000 (US$27,096,000) and $32,375,000 (US$22,025,000). Class A shares may participate in additional dividend distributions if certain conditions are met. The policy of the Corporation is to distribute all available cash not required for other purposes.

8. COMMON STOCK

	March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Authorized
40,500,000 common voting shares, US$1.00 par value
Issued
40,500,000 common voting shares	$55,419	$55,419

      Dividends will be paid on a semiannual basis by the Corporation, unless otherwise agreed. The Class A shares will be entitled to preference over the common shares in dividend payments. No dividends have been paid through March 31, 2004.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

9. INCOME TAXES

      The overall income tax provision differs from the amount that would be obtained by applying the combined statutory income tax rate to earnings as a result of manufacturing and processing credit, large corporation taxes, and changes in tax rates as follows:

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Earnings before income taxes	$4,065	$19,544
Combined federal and provincial income tax rate	36.62%	36.12%

Income tax expense based on statutory income tax rate	(1,489)	(7,059)
Permanent difference from unrealized (increase) decrease in the fair value of preferred Class A shares	1,185	(728)
Manufacturing and processing credit	29	431
Large corporation tax	(69)	(69)
Change in tax rate	11	—
Other	—	(6)

	$(333)	$(7,431)

      Future income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. The components of the net future income tax liability in the Balance Sheets are as follows:

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Non-capital loss carry forwards	$(1,986)	$—
Capital loss carry forwards	(2,364)	(4,462)
Unrealized foreign exchange loss on long-term debt	(1,210)	—
Excess of carrying value of property, plant and equipment and other assets over tax values	17,548	18,555
Other temporary differences	(1,577)	(1,797)
Valuation allowance	3,391	3,720

	$13,802	$16,016

      At March 31, 2004, the Corporation had $1,751,000 of Ontario corporation minimum tax credits which expire in 2006 through 2011.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

10. RELATED PARTY TRANSACTIONS

      Pursuant to the Operating and Marketing Agreement, Boise is entitled to reimbursement for certain materials and services provided during construction and operation of the facility and will receive an annual fee escalating at 3% per year. Boise shall also receive a commission equaling 4% of the net selling price on sales for which Boise acts as agent. See the table below.

      Under the terms of the Wood Supply Services Agreement, the Corporation will pay to Abitibi all costs incurred by it in performing the agreement plus a management fee of $500,000 per year beginning at the start of operations. In addition, if renewal charges for hardwood exceed the amount covered by Crown charges, the Corporation will pay a proportionate share of these charges. See the table below.

      Boise and Abitibi have received reimbursement for the following operating, development, and other costs:

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Paid to Boise:
Management fees	$424	$382
Sales Commissions	900	1,792
Freight	3,709	3,075

	$5,033	$5,249

Paid to Abitibi:
Management fees	$149	$154
Wood purchases	8,578	9,413

	$8,727	$9,567

Sales to Boise	17,584	$45,137

Receivables from affiliated company:
Boise	$5,793	$12,114

Accounts payable and accrued liabilities to affiliated companies:
Abitibi	$2,995	$3,540
Boise	1,721	1,868

	$4,716	$5,408

      These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

11. MAJOR CUSTOMERS

      A substantial portion of the net sales of the Corporation are made to a limited number of customers. During the three months ended March 31, 2004 and 2003, two such customers accounted for 94% and 67% of sales. Substantially all of the Corporation’s sales to related parties and to unaffiliated customers were into the United States.

12. CONTINGENCIES

      The Corporation is involved in litigation and administrative proceedings primarily arising in the normal course of Corporation business. In the opinion of management, the Corporation’s recovery, if any, or liability, if any, under any pending litigation or administrative proceeding would not materially affect the Corporation’s financial condition or results of operations.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The Corporation’s financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Corporation, are in conformity in all material respects with U.S. GAAP, with the following exceptions:

          Reconciliation of Canadian and U.S. GAAP

      Under U.S. GAAP, future income tax assets and liabilities are revalued for enacted changes in tax rates. Under Canadian GAAP, future income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

      Under U.S. GAAP, changes in the fair value of redeemable securities are treated in the same manner as a dividend and are charged against retained earnings, or in the absence of retained earnings, as charges against paid-in capital. Under Canadian GAAP, changes in the fair value of redeemable securities are charged to income.

      The following information is presented in accordance with U.S. GAAP, reflecting these adjustments.

	Three Months
	Ended March 31

Effect on net earnings:	2003	2004

Net earnings under Canadian GAAP	$3,732	$12,113
Adjustments:
Unrealized increase (decrease) in the fair value of preferred Class A shares	(3,235)	2,016
Future income taxes	(11)	—

Net earnings under U.S. GAAP	$486	$14,129

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING       PRINCIPLES — (Continued)

	March 31

Effect on balance sheets:	2003	2004

Total liabilities under Canadian GAAP	$85,754	$114,087
Adjustment:
Future income taxes	1,113	—

Total liabilities under U.S. GAAP	$86,867	$114,087

Total shareholders’ equity under Canadian GAAP	$41,875	$57,255
Adjustment:
Total shareholders’ equity adjustments	(1,113)	—

Total shareholders’ equity under U.S. GAAP	$40,762	$57,255

14. SUBSEQUENT EVENT

      On April 15, 2004, the Corporation’s shareholders announced that they had reached an agreement with Ainsworth Lumber Co. Ltd. for its purchase of the Corporation for approximately US$193,000,000, plus as much as US$10,000,000 more based on OSB prices between closing the transaction and December 31, 2004. The transaction is expected to close in second quarter 2004.

Independent Auditors’ Report

The Board of Directors

Potlatch Corporation:

      We have audited the balance sheets of the Oriented Strand Board Manufacturing Facilities (“the Business”) of Potlatch Corporation (“the Parent”) as of December 31, 2003 and 2002, and the related statements of operations, parent’s equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Parent’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Business as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

September 10, 2004
Portland, Oregon

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Balance Sheets

December 31, 2003 and 2002

(Expressed in US Dollars in thousands)

	2003	2002

Assets
Current assets:
Cash	$1	$1
Receivables, net of allowance for doubtful accounts of $150 and $150	14,295	9,412
Inventories (note 2)	19,327	16,880
Prepaid expenses	183	155

Total current assets	33,806	26,448
Land	981	981
Plant and equipment, net (note 3)	139,378	151,688
Timber permit deposits and roads (note 4)	2,417	3,371
Pension assets (note 7)	20,708	17,474
Other assets	197	105

	$197,487	$200,067

Liabilities and Parent’s Equity
Current liabilities:
Accounts payable and accrued liabilities (note 6)	$13,608	$16,431
Future income taxes (note 5)	27,383	24,274
Retiree medical liability (note 7)	14,825	13,650
Parent’s equity	141,671	145,712
Commitments and contingencies (note 9)

	$197,487	$200,067

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Operations

Years ended December 31, 2003, 2002, and 2001

(Expressed in US Dollars in thousands)

	2003	2002	2001

Net sales	$314,452	$187,460	$167,327
Costs and expenses:
Depreciation and amortization	15,872	17,464	16,744
Materials, labor, and other operating expenses	200,451	182,457	167,909
Selling, general, and administrative expenses	4,882	3,878	3,522

	221,205	203,799	188,175

Earnings (loss) before taxes on income	93,247	(16,339)	(20,848)
Provision (benefit) for taxes on income (note 5)	36,366	(6,372)	(8,131)

Net earnings (loss)	$56,881	$(9,967)	$(12,717)

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Parent’s Equity

Years ended December 31, 2003, 2002, and 2001

(Expressed in US Dollars in thousands)

Balance, December 31, 2000	$156,539
Net loss	(12,717)
Transfers from corporate, net	14,247

Balance, December 31, 2001	158,069
Net loss	(9,967)
Transfers to corporate, net	(2,390)

Balance, December 31, 2002	145,712
Net earnings	56,881
Transfers to corporate, net	(60,922)

Balance, December 31, 2003	$141,671

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Cash Flows

Years ended December 31, 2003, 2002, and 2001

(Expressed in US Dollars in thousands)

	2003	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$56,881	$(9,967)	$(12,717)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15,872	17,464	16,744
Employee benefit plans	(2,059)	(2,360)	(1,622)
Future income taxes	3,109	3,218	502
Decrease (increase) in receivables	(4,883)	126	(1,611)
Increase in inventories	(2,447)	(3,511)	(1,841)
Decrease (increase) in prepaids	(28)	99	(62)
Decrease (increase) in timber permit deposits	954	1,685	(1,136)
Increase (decrease) in accounts payable and accrued liabilities	(2,823)	(92)	86

Net cash provided by (used in) operating activities	64,576	6,662	(1,657)

Cash flows from investing activities:
Additions to plant and equipment	(3,665)	(4,378)	(13,882)
Other, net	(92)	13	(119)

Net cash used in investing activities	(3,757)	(4,365)	(14,001)

Cash flows from financing activities:
Transfers (to) from corporate, net	(60,819)	(2,297)	15,658

Net cash provided by (used in) financing activities	(60,819)	(2,297)	15,658

Change in cash	—	—	—
Balance at beginning of period	1	1	1

Balance at end of period	$1	$1	$1

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements

(US Dollars)
December 31, 2003 and 2002

(1) Summary of Principal Accounting Policies

(a)	Background and Basis of Presentation

      The accompanying financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the purpose of presenting the Oriented Strand Board (OSB) Manufacturing Facilities (the Business or Minnesota OSB Facilities) of Potlatch Corporation (Potlatch or the Parent) and the results of its operations, and its cash flows. The Minnesota OSB facilities are part of a proposed sale to Ainsworth Lumber Co. Ltd. (Ainsworth). The Minnesota OSB Facilities of Potlatch are located at Bemidji, Cook and Grand Rapids, Minnesota. These financial statements do not reflect any effects of the sale of the Business. Material measurement differences to accounting principles generally accepted in the United States of America are set out in Note 11.

      The proposed sale includes the capital assets, inventory and accounts receivable of the Business (certain assets), and the assumption of certain contracts directly associated with the operations (certain liabilities). The proposed sale does not include the transfer to the buyer of pension assets or liabilities, and retiree medical and income tax liabilities (though such assets and liabilities have been reflected in the accompanying financial statements). The Business has been managed as part of the Wood Products segment of Potlatch.

      Potlatch did not maintain the Business as a separate business unit, nor did management analyze the Business as a separate line of business, and external financial statements historically have not been prepared. The accompanying financial statements have been derived from the historical accounting records of Potlatch and the Minnesota OSB Facilities in order to present the balance sheets of the Business as of December 31, 2003 and 2002 and the results of operations, and cash flows for the years ended December 31, 2003, 2002, and 2001 solely for the purpose of filing with securities regulatory authorities. The historical operating results of the Business may not be indicative of its results in the future or what its results of operations, financial position and cash flows would have been had it been a stand-alone company.

      The statements of operations for the Business include allocations for certain costs from the parent level directly related to the operations of the Business: medical costs for hourly and salaried active and retired employees, hourly pension, worker’s compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll related costs), pro-rata share of corporate administration expense for accounting, purchasing, information systems, and research and development. In addition, the balance sheets include an allocation of pension assets and retiree medical liabilities. Such allocations were done based primarily upon the percentage of the Business’ headcount and payroll related matters as compared to overall headcount and payroll related matters of Potlatch on a consolidated basis. Management believes the methodologies applied for the allocation of these costs and assets and liabilities are reasonable. Interest expense incurred by the Parent has not been allocated to the Business.

      Significant changes could have occurred in the funding and operations of the Business, were it to operate as an independent stand-alone entity, including an increase in debt, which would have a significant impact on its financial position and results of operations.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(1) Summary of Principal Accounting Policies — (Continued)

(b)	Parent’s Equity

      Investments by and advances from Potlatch represents Potlatch’s interest in the recorded net assets of the Business. Potlatch uses a centralized approach to cash management and the financing of operations. As a result, none of Potlatch’s cash, cash equivalents, or direct indebtedness have been allocated to the Business in the financial statements. All transactions between the Business and Potlatch, including the allocation of corporate expenses, flow through the Parent’s equity account.

(c)	Inventories

      Inventories are stated at the lower of current average cost or net realizable value. The average cost method is used to determine cost of all inventories.

(d)	Properties

      Property, plant, and equipment are valued at cost less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using the straight-line method. Estimated useful lives range from 30 to 40 years for buildings and structures and 2 to 25 years for equipment.

      Timber permit deposits are for timber purchased under contracts where the Business does not own the underlying land. The cost of permit timber deposits is capitalized in timber accounts, and as timber is harvested and finished goods are sold, the costs are expensed.

      Major improvements and replacements of property, plant, and equipment are capitalized. Maintenance, repairs, and minor improvements and replacements are expensed as incurred. Upon retirement or other disposition, applicable cost and accumulated depreciation or amortization are removed from the accounts. Any gains or losses are included in earnings.

(e)	Long-Lived Assets

      Long-lived assets are accounted for in accordance with CICA 3063, Impairment of Long-Lived Assets and CICA 3475, Disposal of Long-Lived Assets and Discontinued Operations. These statements require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

(f)	Revenue and Revenue Recognition

      The Business recognizes revenue from product sales to customers when the product is shipped from the mills in accordance with sales arrangements. To determine net sales, discounts, returns, and allowances are deducted from gross sales. The net sales figure presented herein in the statements of operations includes sales to other segments of Potlatch. These intersegment sales totaled $0.2 million for each year presented.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(1) Summary of Principal Accounting Policies — (Continued)

      Freight costs are classified as cost of goods sold for all periods presented.

(g)	Income Taxes

      The Business is a division of Potlatch and, for the purposes of U.S. federal and state income taxes, is not directly subject to income taxes but is included in Potlatch’s consolidated income tax returns. For purposes of these financial statements, the Business’ provision (benefit) for U.S. income taxes has been determined on a separate return basis.

      Income taxes are accounted for under the asset and liability method. Income taxes payable are settled in the current period through transfers to (from) corporate in the parent’s equity account. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

(h)	Environment

      As part of Potlatch’s corporate policy, there is an ongoing process to monitor, report on and comply with environmental requirements. Based on this process, accruals for environmental liabilities are established. Management estimates environmental liabilities based on various assumptions and judgments, the specific nature of which varies in light of the particular facts and circumstances surrounding each potential environmental liability. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation, and monitoring activities and the probable cost of these activities, and in some cases reflect assumptions and judgments as to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of the cost of these activities. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related liabilities are subject to substantial uncertainties. Management regularly monitors estimated exposure to environmental liabilities and, as additional information becomes known, the estimates may change significantly. The estimates of environmental liabilities do not reflect potential future recoveries from insurance carriers except to the extent that recovery may from time to time be deemed probable as a result of a carrier’s agreement to payment terms. In those instances in which the estimated exposure reflects actual or anticipated cost-sharing arrangements with third parties, management does not believe that there will be exposure to additional material liability as a result of nonperformance by such third parties. Currently, management is not aware of any material environmental liabilities and have accrued for only specific environmental remediation costs that have been determined are probable and reasonably estimable.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(1) Summary of Principal Accounting Policies — (Continued)

(i)	Recent Accounting Pronouncements

      CICA 3110, Asset Retirement Obligations, was adopted effective January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. Adoption of this Statement did not have a material effect on the financial condition of the Business or results of operations of the Business.

(2) Inventories

	2003	2002

	(US Dollars
	in thousands)
Logs	$8,584	$8,055
Finished goods	3,778	2,304
Materials and supplies	6,965	6,521

	$19,327	$16,880

(3) Plant and Equipment

	2003	2002

	(US Dollars
	in thousands)
Land improvements	$11,076	$10,776
Buildings and structures	60,559	60,740
Machinery and equipment	264,275	266,272
Construction in progress	2,142	751

Subtotal	338,052	338,539
Less: accumulated depreciation and amortization	(198,674)	(186,851)

Plant and equipment, net	$139,378	$151,688

(4) Timber Permit Deposits and Roads

	2003	2002

	(US Dollars
	in thousands)
Timber permit deposits	$2,359	$3,294
Permit roads	58	77

Total	$2,417	$3,371

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(5) Taxes on Income

      The provision (benefit) for taxes on income is comprised of the following:

	2003	2002	2001

	(US Dollars in thousands)
Current	$33,257	$(9,590)	$(8,633)
Future	3,109	3,218	502

Provision (benefit) for taxes on income	$36,366	$(6,372)	$(8,131)

      The provision (benefit) for taxes on income differs from the amount computed by applying the statutory federal income tax rate of 35% to earnings before taxes on income due to the following:

	2003	2002	2001

	(US Dollars in thousands)
Computed “expected” tax provision (benefit)	$32,636	$(5,718)	$(7,297)
State and local taxes, net of federal income tax benefits	3,730	(654)	(834)

Provision (benefit) for taxes on income	$36,366	$(6,372)	$(8,131)

Effective tax rate	39.0%	39.0%	39.0%

      The tax effects of significant temporary differences creating future income tax assets and liabilities at December 31 were:

	2003	2002

	(US Dollars in
	thousands)
Plant and equipment	$25,089	$22,783
Pensions	8,076	6,815
Retiree medical	(5,782)	(5,324)

Net future income tax liability	$27,383	$24,274

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(6) Accounts Payable and Accrued Liabilities

	2003	2002

	(US Dollars in
	thousands)
Trade accounts payable	$3,782	$5,006
Accrued stumpage	1,692	1,863
Accrued wages and employee benefits	5,628	6,396
Accrued taxes, other than income taxes	804	876
Accrued freight	787	1,420
Accrued utilities	745	692
Other	170	178

	$13,608	$16,431

(7) Employee Benefit Plans

      Potlatch maintains defined benefit pension plans for its salaried and hourly employees. The benefits provided under the pension plans are funded by a master trust Potlatch has established for that purpose. Potlatch also provides benefits under a defined benefit retiree health care and life insurance plan to eligible salaried employees. Benefits provided under the health care and life insurance plan are currently funded by the general assets of Potlatch. The amounts presented in these financial statements under the balance sheet captions “Pension assets” and “Retiree medical liability” represent the estimated portions of Potlatch’s pension and retiree medical plans’ assets and liabilities that correspond to the employees of the Minnesota OSB Facilities being sold. The allocation of these amounts has been primarily based upon the percentage of the Business’ payroll costs as compared to the overall payroll costs of Potlatch on a consolidated basis. As stated previously in these footnotes, no transfer of pension assets or liabilities and no transfer of retiree medical liabilities will be made as a result of the proposed sale. Inclusion of pension assets and the retiree medical liability has been made for the purpose of presenting financial statements for the Minnesota OSB Facilities. The management of Potlatch determined that it was not practical to prepare detailed employee benefit plan footnote disclosures for the stand alone financial statements of the Business in a manner that would be consistent with the level of detail provided in the Parent’s consolidated financial statements.

      The Business had income of $669, $1,343 and $1,492 related to its employee benefit plans for the years ended December 31, 2003, 2002 and 2001, respectively.

(8) Disclosures about Fair Value of Financial Instruments and Concentration of Credit Risk

      The fair value of financial instruments, such as receivables, does not differ from the carrying value.

      The Business’ eight largest customers accounted for approximately 58%, 49% and 46% of combined net sales for 2003, 2002 and 2001, respectively.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(9) Commitments and Contingencies

      The Business has operating leases for a sales office and certain equipment in the mills and administration offices expiring at various dates through 2008.

      The following table includes a schedule of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003. It also summarizes the contractual obligations of the Business as of December 31, 2003. Portions of the amounts shown are reflected in accounts payable:

		Payments due by period

		1	2-3	4-5	Over 5
	Total	Year	Years	Years	Years

		(US Dollars in thousands)
Operating leases	$2,014	$859	$1,149	$6	$—
Purchase obligations	21,363	8,640	8,740	3,888	95

Total	$23,377	$9,499	$9,889	$3,894	$95

      Total rent and lease expense was $0.3 million. $0.1 million and $0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      In late January 2004, Potlatch voluntarily reported to the Minnesota Pollution Control Agency (MPCA) a potential air permit violation at the oriented strand board facility in Bemidji, Minnesota, relating to the nonoperation of equipment used to control nitrous oxide emissions from a wood-fired boiler for a period of approximately 29 months. Corrective action has been taken, and Potlatch is cooperating with the MPCA in its investigation. As the investigation is ongoing, Potlatch has not been advised as to what action the MPCA may take. Because Potlatch discovered the violation, corrected the situation and voluntarily reported it to the MPCA management does not believe any potential fine will be significant based on previous experience with the MPCA. The MPCA has not indicated any potential range for a possible fine. No amount has been accrued in these financial statements.

      The site environmental manager reported to management on August 6, 2004, that soil contamination appears to remain at the oriented strand board facility in Cook, Minnesota. This contamination appears to be in the area of the former primary slasher at the site, from an original discovery in 2000. Management is in the process of determining the remediation necessary for the situation and the related costs; accordingly, no amounts have been accrued.

      The hourly employees at the Grand Rapids OSB facility are covered under a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union. The current bargaining agreement is scheduled to expire on October 14, 2004.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(10) Related Party Transactions

          Purchases and Sales

      Until mid-2002 the Business purchased logs from Potlatch’s Resource segment. Since that time, the procurement function of the Resource segment has been part of the Business and, as such, intersegment purchases declined significantly as a result. For 2003, 2002 and 2001 intersegment purchases amounted to $0.2 million, $63.5 million and $87.6 million, respectively. Sales to other Potlatch segments for each of the years presented were $0.2 million. The purchases and sales are recorded as costs and revenues of the Business with a corresponding amount recorded in parent’s equity as transfers (to) from corporate, net, at their exchange amount which is the amount set by the related parties to the transactions.

(11) Reconciliation to U.S. GAAP

      These financial statements were prepared in conformity with accounting principles generally accepted in Canada. To conform the balance sheets to accounting principles generally accepted in the United States of America (U.S. GAAP), the following adjustments relating to minimum pension liabilities were made in US dollars in thousands:

	Canadian
	GAAP	Adjustment	U.S. GAAP

At December 31, 2003:
Pension assets	$20,708	$(2,626)	$18,082
Pension liabilities	—	3,387	3,387
Future income taxes	27,383	(2,345)	25,038
Parent’s equity	141,671	(3,668)	138,003
At December 31, 2002:
Pension assets	$17,474	$(1,762)	$15,712
Pension liabilities	—	4,471	4,471
Future income taxes	24,274	(2,431)	21,843
Parent’s equity	145,712	(3,802)	141,910

      Under U.S. GAAP, the Business would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(11) Reconciliation to U.S. GAAP — (Continued)

      Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. To conform the statements of operations to U.S. GAAP, amounts would have been recorded for other comprehensive income (loss) totaling $134 and $(3,802), net of tax, for the years ended December 31, 2003 and 2002, respectively.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Balance Sheets

June 30, 2004 and 2003

(US Dollars in thousands)
Unaudited

	2004	2003

Assets
Current assets:
Cash	$1	$1
Receivables, net of allowance for doubtful accounts of $150 and $150	18,902	11,232
Inventories (note 2)	24,834	17,412
Prepaid expenses	552	739

Total current assets	44,289	29,384
Land	981	981
Plant and equipment, at cost less accumulated depreciation of $206,123 and $194,166	134,175	145,469
Timber permit deposits and roads	1,928	1,781
Pension assets (note 5)	22,098	19,054
Other assets	214	120

	$203,685	$196,789

Liabilities and Parent’s Equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$14,376	$15,623
Future income taxes	27,607	24,781
Retiree medical liability (note 5)	15,640	13,931
Parent’s equity	146,062	142,454
Commitments and contingencies (note 6)

	$203,685	$196,789

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Operations

Six months ended June 30, 2004 and 2003

(US Dollars in thousands)
Unaudited

	2004	2003

Net sales	$233,458	$114,734
Costs and expenses:
Depreciation and amortization	7,793	7,963
Materials, labor, and other operating expenses	106,965	99,516
Selling, general, and administrative expenses	2,833	2,266

	117,591	109,745

Earnings before taxes on income	115,867	4,989
Provision for taxes on income (note 3)	45,767	1,946

Net earnings	$70,100	$3,043

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Cash Flows

Six months ended June 30, 2004 and 2003

(US Dollars in thousands)
Unaudited

	2004	2003

Cash flows from operating activities:
Net earnings	$70,100	$3,043
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	7,793	7,963
Employee benefit plans	(575)	(1,299)
Future income taxes	224	507
Increase in receivables	(4,607)	(1,820)
Increase in inventories	(5,507)	(532)
Increase in prepaid expenses	(369)	(584)
Decrease in timber permit deposits	489	1,590
Increase (decrease) in accounts payable and accrued liabilities	768	(808)

Net cash provided by operating activities	68,316	8,060

Cash flows from investing activities:
Additions to plant and equipment	(2,581)	(1,713)
Other, net	(16)	(15)

Net cash used in investing activities	(2,597)	(1,728)

Cash flows from financing activities:
Transfers to corporate, net	(65,719)	(6,332)

Net cash used in financing activities	(65,719)	(6,332)

Change in cash	—	—
Balance at beginning of period	1	1

Balance at end of period	$1	$1

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements

(US Dollars)
June 30, 2004 and 2003
Unaudited

(1) Summary of Principal Accounting Policies

          (a) Background and Basis of Presentation

      The accompanying financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the purpose of presenting the Oriented Strand Board Manufacturing Facilities (the Business or Minnesota OSB Facilities) of Potlatch Corporation (Potlatch or the Parent) and the results of its operations, and its cash flows. The Minnesota OSB facilities are part of a proposed sale to Ainsworth Lumber Co. Ltd. (Ainsworth). The Minnesota OSB Facilities of Potlatch are located at Bemidji, Cook and Grand Rapids, Minnesota. These financial statements do not reflect any effects of the sale of the Business.

      The proposed sale includes the capital assets, inventory and accounts receivable of the Business (certain assets), and the assumption of certain contracts directly associated with the operations (certain liabilities). The proposed sale does not include the transfer to the buyer of pension assets or liabilities, and retiree medical and income tax liabilities (though such assets and liabilities have been reflected in the accompanying financial statements). The Business has been managed as part of the Wood Products segment of Potlatch.

      Potlatch did not maintain the Business as a separate business unit, nor did management analyze the Business as a separate line of business, and external financial statements historically have not been prepared. The accompanying financial statements have been derived from the historical accounting records of Potlatch and the Minnesota OSB Facilities in order to present the balance sheets of the Business as of June 30, 2004 and 2003 and the results of operations, and cash flows for the periods then ended solely for the purpose of filing with securities regulatory authorities. The historical operating results of the Business may not be indicative of its results in the future or what its results of operations, financial position and cash flows would have been had it been a stand-alone company.

      The statements of operations for the Business include allocations for certain costs from the parent level directly related to the operations of the Business: medical costs for hourly and salaried active and retired employees, hourly pension, worker’s compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll related costs), pro-rata share of corporate administration expense for accounting, purchasing, information systems, and research and development. In addition, the balance sheets include an allocation of pension assets and retiree medical liabilities. Management believes the methodologies applied for the allocation of these costs and assets and liabilities are reasonable. Interest expense incurred by the Parent has not been allocated to the Business.

      Significant changes could have occurred in the funding and operations of the Business were it to operate as an independent stand-along entity, including an increase in debt, which would have a significant impact on its financial position and results of operations.

      These interim unaudited financial statements do not include all disclosures required by generally accepted accounting principles for complete financial statements. Accordingly, the accompanying financial statements should be read in connection with the Business’ audited financial statements as of December 31, 2003 and 2002 and for each of the years in the three-

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
June 30, 2004 and 2003
Unaudited

(1) Summary of Principal Accounting Policies — (Continued)

year period then ended. The Business’ accounting policies are in accordance with accounting principles generally accepted in Canada. In management’s opinion, these unaudited interim financial statements include all adjustments necessary to present fairly such information. The results of operations for the interim period are not necessarily indicative of the results to be expected in future periods.

          (b) Parent’s Equity

      Investments by and advances from Potlatch represent Potlatch’s interest in the recorded net assets of the Business. Potlatch uses a centralized approach to cash management and the financing of operations. As a result, none of Potlatch’s cash, cash equivalents, or direct indebtedness has been allocated to the Business in the financial statements. All transactions between the Business and Potlatch, including the allocation of corporate expenses, flow through the Parent’s equity account.

(2) Inventories

	June 30,	June 30,
	2004	2003

	(US Dollars in
	thousands)
Logs	$13,452	$7,262
Finished goods	4,071	3,183
Materials and supplies	7,311	6,967

	$24,834	$17,412

(3) Taxes on Income

      Current and future income taxes were $45,543 and $224, respectively, for the six-month period ended June 30, 2004, and $1,439 and $507, respectively, for the six-month period ended June 30, 2003.

      The provision for taxes on income is computed by applying an estimated annual effective tax rate. This rate was 39.5% for the six months ended June 30, 2004, and 39% for the six months ended June 30, 2003.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
June 30, 2004 and 2003
Unaudited

(4) Accounts Payable and Accrued Liabilities

	June 30,	June 30,
	2004	2003

	(US Dollars in
	thousands)
Trade accounts payable	$5,109	$5,550
Accrued stumpage	947	917
Accrued wages and employee benefits	5,849	5,812
Accrued taxes, other than income taxes	842	974
Accrued freight	782	1,467
Accrued utilities	784	677
Other	63	226

	$14,376	$15,623

(5) Employee Benefit Plans

      Potlatch maintains defined benefit pension plans for its salaried and hourly employees. The benefits provided under the pension plans are funded by a master trust Potlatch has established for that purpose. Potlatch also provides benefits under a defined benefit retiree health care and life insurance plan to eligible salaried employees. Benefits provided under the health care and life insurance plan are currently funded by the general assets of Potlatch. The amounts presented in these financial statements under the balance sheet captions “Pension assets” and “Retiree medical liability” represent the estimated portions of Potlatch’s pension and retiree medical plans’ assets and liabilities that correspond to the employees of the OSB manufacturing facilities being sold. The allocation of these amounts has been primarily based upon the percentage of the Business’ payroll costs as compared to the overall payroll costs of Potlatch on a consolidated basis. As stated previously in these footnotes, no transfer of pension assets or liabilities and no transfer of retiree medical liabilities will be made as a result of the proposed sale. Inclusion of pension assets and the retiree medical liability has been made for the purpose of presenting financial statements for the Minnesota OSB Facilities. The management of Potlatch determined that it was not practical to prepare detailed employee benefit plan footnote disclosures for the stand alone financial statements of the Business in a manner that would be consistent with the level of detail provided in the Parent’s consolidated financial statements.

      The Business had income (expense) of $(110) and $624, relating to employee benefit plans for the six-month periods ended June 30, 2004 and 2003, respectively.

(6) Commitments and Contingencies

      The Business has operating leases for a sales office and certain equipment in the mills and administration offices expiring at various dates through 2008.

      The following table includes a schedule of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
June 30, 2004 and 2003
Unaudited

(6) Commitments and Contingencies — (Continued)

as of December 31, 2003. It also summarizes the contractual obligations of the Business as of December 31, 2003. Portions of the amounts shown are reflected in accounts payable:

		Payments due by period

		1	2-3	4-5	Over 5
	Total	Year	Years	Years	Years

		(US Dollars in thousands)
Operating leases	$2,014	$859	$1,149	$6	$—
Purchase obligations	21,363	8,640	8,740	3,888	95

Total	$23,377	$9,499	$9,889	$3,894	$95

      Total rent and lease expense was $0.4 million and $0.1 million for the six month periods ended June 30, 2004 and 2003, respectively.

      In late January 2004, Potlatch voluntarily reported to the Minnesota Pollution Control Agency (MPCA) a potential air permit violation at the oriented strand board facility in Bemidji, Minnesota, relating to the nonoperation of equipment used to control nitrous oxide emissions from a wood-fired boiler for a period of approximately 29 months. Corrective action has been taken, and Potlatch is cooperating with the MPCA in its investigation. As the investigation is ongoing, Potlatch has not been advised as to what action the MPCA may take. Because Potlatch discovered the violation, corrected the situation and voluntarily reported it to the MPCA management does not believe any potential fine will be significant based on previous experience with the MPCA. The MPCA has not indicated any potential range for a possible fine. No amount has been accrued in these financial statements.

      The site environmental manager reported to management on August 6, 2004, that soil contamination appears to remain at the oriented strand board facility in Cook, Minnesota. This contamination appears to be in the area of the former primary slasher at the site, from an original discovery in 2000. Management is in the process of determining the remediation necessary for the situation and the related costs; accordingly, no amounts have been accrued.

      The hourly employees at the Grand Rapids OSB facility are covered under a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union. The current bargaining agreement is scheduled to expire on October 14, 2004.

(7) Reconciliation to United States Generally Accepted Accounting Principles

      These financial statements were prepared in conformity with accounting principles generally accepted in Canada. To conform the balance sheets to accounting principles generally accepted in the United States of America (U.S. GAAP), the following adjustments relating to minimum pension liabilities and major maintenance accruals were made in U.S. dollars in thousands:

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
June 30, 2004 and 2003
Unaudited

(7) Reconciliation to United States Generally Accepted Accounting Principles — (Continued)

	Canadian		U.S.
	GAAP	Adjustment	GAAP

At June 30, 2004:
Prepaid expenses	$552	$460	$1,012
Pension assets	22,098	(3,084)	19,014
Pension liabilities	—	3,185	3,185
Future income taxes	27,607	(2,445)	25,162
Parent’s equity	146,062	(3,364)	142,698
At June 30, 2003:
Prepaid expenses	$739	$45	$784
Pension assets	19,054	(2,148)	16,906
Pension liabilities	—	3,929	3,929
Future income taxes	24,781	(2,370)	22,411
Parent’s equity	142,454	(3,662)	138,792

      Under U.S. GAAP, the Business would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

      Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. To conform the statements of operations to Canadian GAAP, expenses for major maintenance totaling $460 and $45 for the six months ended June 30, 2004 and 2003, respectively, have been recognized while amounts recorded for other comprehensive income (loss) under U.S. GAAP totaling $(155) and $95, net of tax, for the six months ended June 30, 2004 and 2003, respectively, have been omitted.

(7) Reconciliation to United States Generally Accepted Accounting Principles — (Continued)

AINSWORTH LUMBER CO. LTD.

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2003
(Unaudited, in thousands of dollars except share and per share data)

		Minnesota OSB
		Facilities			Pro Forma				Pro Forma			Pro Forma
	Ainsworth	Year Ended			Consolidated	Voyageur			Consolidated			Consolidated
	Year Ended	December 31,	Pro Forma		Year Ended	Year Ended	Pro Forma		Year Ended	Pro Forma		Year Ended
	December 31,	2003	Adjustments		December 31,	December 31,	Adjustments		December 31,	Adjustments		December 31,
	2003	(Note 2)	(Note 3)		2003	2003	(Note 4)		2003	(Note 5)		2003

SALES	$541,928	$440,693			$982,621	$143,691			$1,126,312			$1,126,312

COSTS AND EXPENSES
Costs of products sold	321,770	280,294			602,694	85,377	b)(vi)	(607)	687,464			687,464
Selling and administration	18,167	6,842			25,009	6,764	b)(v)(vi)	(6,614)	25,159			25,159
Amortization of capital assets	32,972	22,244	b)(i)(ii)	14,369	69,585	12,156	b)(i)(ii)	7,239	88,980			88,980
Write down of capital assets	13,696				13,696				13,696			13,696

	386,605	310,010			710,984	104,297			815,299			815,299

OPERATING EARNINGS	155,323	130,682			271,637	39,394			311,013			311,013
FINANCE EXPENSE
Interest charges	51,177		b)(iii)	41,799	92,976	201	b)(iii)	10,405	103,582	a)	(18,231)	85,351
Amortization charges	4,867		b)(iv)	2,447	7,314	—	b)(iv)	1,762	9,076			9,076
Loss on repurchase of debt	81				81	—			81			81

	56,125				100,371	201			112,739			94,508
OTHER EXPENSE	508				508	1,910			2,418			2,418
UNREALIZED INCREASE IN THE FAIR VALUE OF PREFERRED CLASS A SHARES	—					16,250	b)(vii)	(16,250)	—			—
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	(76,932)				(76,932)	—			(76,932)			(76,932)

INCOME BEFORE INCOME TAXES	175,622	130,682			247,690	21,033			272,788			291,019
INCOME TAX EXPENSE	51,972	50,966	b)(v)	(20,638)	82,300	14,034	b)(viii)	(4,290)	92,044	a)	6,419	98,463

NET INCOME	$123,650	$79,717			$165,390	$6,999			$180,744			$192,556

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	14,559				14,559				14,559			14,559

BASIC AND DILUTED EARNINGS PER SHARE	$8.49				$11.36				$12.41			$13.23

See accompanying Notes to the Pro Forma Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Pro Forma Consolidated Statement of Operations

Nine Months ended September 30, 2004
(Unaudited, in thousands of dollars except share and per share data)

			Minnesota OSB
			Facilities					Voyageur
		Minnesota OSB	Pro Forma			Pro Forma		Pro Forma			Pro Forma			Pro Forma
	Ainsworth	Facilities	Period from			Consolidated	Voyageur	Period from			Consolidated			Consolidated
	Nine Months	Six Months	July 1, 2004 to			Nine Months	Three Months	April 1, 2004			Nine Months			Nine Months
	Ended	Ended	September 22,	Pro Forma		Ended	Ended	to May 19,	Pro Forma		Ended	Pro Forma		Ended
	September 30,	June 30, 2004	2004	Adjustments		September 30,	March 31,	2004	Adjustments		September 30,	Adjustments		September 30,
	2004	(Note 2)	(Note 2)	(Note 3)		2004	2004	(Note 1c))	(Note 4)		2004	(Note 5)		2004

SALES	$656,957	$312,512	$123,881			$1,093,350	$47,842	$21,996			$1,163,188			$1,163,188

COSTS AND EXPENSES
Costs of products sold	312,057	143,186	68,329			523,572	20,845	7,155	c)(vi)	(234)	551,338			551,338
Selling and administration	15,876	3,792	1,134			20,802	2,174	1,208	c)(v)(vi)	(3,327)	20,857			20,857
Amortization of capital assets	30,472	10,432	3,459	c)(i)(ii)	11,505	55,868	2,950	1,558	c)(i)(ii)	2,425	62,801			62,801

	358,405	157,410	72,922			600,242	25,969	9,921			634,996			634,996

OPERATING EARNINGS	298,552	155,102	50,959			493,108	21,873	12,075			528,192			528,192
FINANCE EXPENSE
Interest charges	24,457	—	—	c)(iii)	29,167	53,624	6	(16)	c)(iii)	2,433	56,047	b)	(2,912)	53,135
Amortization charges	2,555	—	—	c)(iv)	1,788	4,343	—	—	c)(iv)	440	4,783			4,783
Loss on repurchase of debt	106,198	—	—			106,198	—	—			106,198			106,198

	133,210	155,102	—			164,165	6	(16)			167,028			164,116
OTHER (INCOME) EXPENSE	19,881	—	—			19,881	307	(466)			19,722			19,722
UNREALIZED INCREASE IN THE FAIR VALUE OF PREFERRED CLASS A SHARES	—	—	—				2,016	1,036	c)(vii)	(3,052)	—			—
FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT	(27,666)	—	—			(27,666)	—	—			(27,666)			(27,666)

(LOSS) INCOME BEFORE INCOME TAXES	173,127	155,102	50,959			336,728	19,544	11,521			369,108			372,020
INCOME TAX (RECOVERY) EXPENSE	60,827	61,265	20,130	c)(v)	(15,777)	126,445	7,431	3,192	c)(viii)	(611)	136,457	b)	1,025	137,482

NET (LOSS) INCOME	$112,300	$93,838	$30,829			$210,283	$12,113	$8,329			$232,651			$234,538

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	14,660										14,660			14,660

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$7.66										$15.87			$16.00

See accompanying Notes to the Pro Forma Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

1) Basis of Presentation

      On August 25, 2004, Ainsworth Lumber Co. Ltd., (the “Company”) entered into a definitive agreement with Potlatch Corporation (“Potlatch”) to acquire the assets associated with three OSB manufacturing facilities located in northern Minnesota (the “Minnesota OSB facilities”) and related OSB business at a purchase price of approximately US$461.3 million ($592.7 million) (Note 3).

      On April 14, 2004, the Company entered into a Share Purchase Agreement to acquire all of the outstanding common and Class A preferred shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million. The acquisition closed on May 19, 2004 (Note 4).

      On March 3, 2004, the Company completed an offering of US$210 million principal of 6.750% Senior Notes due March 15, 2014 for the purpose of refinancing substantially all of its 13.875% Senior Secured Notes due July 15, 2007 and its 12 1/2% Senior Secured Notes due July 15, 2007. Prior to this refinancing, the Company’s annual debt servicing obligation was approximately US$35 million.

      The accompanying pro forma consolidated financial statements have been prepared by management for inclusion in a Registration Statement of the Company relating to the issuance of US$275 million aggregate principal amount of 7.25% Senior Notes due October 1, 2012 and US$175 million aggregate principal amount of Senior Floating Rate Notes with a rate of LIBOR plus 3.75% due October 1, 2010.

      The pro forma consolidated financial statements include:

      a) A pro forma consolidated statement of operations for the year ended December 31, 2003 derived from the audited consolidated statement of operations of the Company for the year ended December 31, 2003 with the audited statement of operations of the Minnesota OSB facilities for the year ended December 31, 2003, and the audited statement of operations of Voyageur for the year ended December 31, 2003, adjusted for the assumptions made giving effect to the acquisition of the Minnesota OSB facilities as described in Note 3, the acquisition of Voyageur as described in Note 4 and the reduction of interest expense arising from the US$210 million refinancing of Senior Notes as described in Note 5.

      b) A pro forma consolidated statement of operations for the nine months ended September 30, 2004 derived from the unaudited interim consolidated statement of operations of the Company for the nine months ended September 30, 2004, the unaudited statement of operations of the Minnesota OSB facilities for the six months ended June 30, 2004, the pro forma results of operations of the Minnesota OSB facilities for the period from July 1, 2004 to September 22, 2004, the unaudited statement of operations of Voyageur for the three months ended March 31, 2004, and the pro forma results of operations of Voyageur for the period from April 1, 2004 to May 19, 2004, adjusted for the assumptions made giving effect to the acquisitions as described in Notes 3 and 4, and the reduction of interest expense arising from the US$210 million refinancing of Senior Notes as described in Note 5.

      The pro forma consolidated statements of operations for the year ended December 31, 2003 and the nine month period ended September 30, 2004 assume that the purchase of the Minnesota OSB facilities and Voyageur referred to above and the issues of debt to finance the acquisitions occurred on January 1, 2003 (Notes 3 and 4).

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Financial Statements — (Continued)

(Unaudited)

1) Basis of Presentation (Continued)

      The pro forma consolidated financial statements are not necessarily indicative of the actual results that would have occurred if the transactions had been in effect on the dates indicated and are not necessarily indicative of what the actual results will be in the future had the Company, the Minnesota OSB facilities and Voyageur operated as a single entity.

2) Summary of Significant Accounting Policies

      The pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of the Company for the year ended December 31, 2003. The accounting policies of the Minnesota OSB facilities and Voyageur conform, in all material respects, to those of the Company with the exception of the following:

      Amortization expense

      The Company amortizes its oriented strand board facilities on a units of production basis whereas the Minnesota OSB facilities and Voyageur amortize on a straight-line basis. The Company has adjusted amortization expense to harmonize this accounting policy.

      Foreign Currency Translation

      The US$ statement of operations for the Minnesota OSB Facilities for the year ended December 31, 2003 has been translated into CDN$ at the average exchange rate for the year of US$0.7135 = $1.00. The US$ statement of operations for the Minnesota OSB facilities for the six months ended June 30, 2004 and the period from July 1, 2004 to September 22, 2004 have been translated into CDN$ at the average exchange rate for the period of US$0.7470 = $1.00.

3) Pro Forma Assumptions Related to Acquisition and Financing of the Minnesota OSB Facilities

      a) Acquisition

      The acquisition of the Minnesota OSB facilities has been accounted for in the accompanying pro forma consolidated financial statements using the purchase method as set out below. The amounts allocated to specific assets and liabilities at September 30, 2004 are as follows:

September 30, 2004

(millions)
Net assets acquired at fair value
Total assets	$592.5
Total liabilities	0.2

Total purchase price (i)	$592.3

(i)	Includes estimated acquisition costs of $4 million and excludes financing costs of $14.7 million on the issuance of notes.

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Financial Statements — (Continued)

(Unaudited)

3) Pro Forma Assumptions Related to Acquisition and Financing of the Minnesota OSB Facilities (Continued)

      b) Assumptions for pro forma consolidated statement of operations for the year ended December 31, 2003.

(i) Amortization expense has been decreased by $3.0 million to reflect harmonization of accounting policies described in Note 2.

(ii) Amortization expense has been increased by $17.4 million to reflect the impact of revised carrying values of capital assets resulting from the allocation of the purchase price.

(iii) Additional interest expense of $41.8 million has been recorded to reflect the U.S. $450 million Senior Notes financing, as if it occurred on January 1, 2003.

(iv) Amortization of deferred financing costs of $2.5 million has been charged to Finance expense.

(v) A decrease in income tax expense of $20.6 million has been recorded to reflect the tax effect of items (i) thorough (iv) above.

      c) Assumptions for pro forma consolidated statement of operations for the period from January 1, 2004 to September 22, 2004.

(i) Amortization expense has been decreased by $1.2 million to reflect the harmonization of accounting policies described in Note 2.

(ii) Amortization expense has been increased by $12.7 million to reflect the impact of revised carrying values of capital assets resulting from the allocation of the purchase price.

(iii) Additional interest expense of $29.2 million has been recorded to reflect the U.S.$450 million Senior Notes financing, as if it occurred on January 1, 2003.

(iv) Amortization of deferred financing costs of $1.8 million has been charged to Finance expense.

(v) A decrease in income tax expense of $15.8 million has been recorded to reflect the tax effect of items (i) thorough (iv) above.

4) Pro Forma Assumptions Related to Acquisition and Financing of Voyageur

      a) Acquisition

      On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million (CDN$284.5 million). The acquisition of Voyageur has been accounted for in the Company’s unaudited consolidated financial statements and the accompanying pro forma consolidated financial statements using the purchase method as set out below, and the operating results are included in the Company’s consolidated statement of operations from the date of acquisition. The

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Financial Statements — (Continued)

(Unaudited)

4) Pro Forma Assumptions Related to Acquisition and Financing of Voyageur (Continued)

amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are as follows:

May 19, 2004

(millions)
Net assets acquired at fair value
Total assets	$243.3
Total liabilities	49.7

Net assets acquired	$193.6
Goodwill	91.0

Total purchase price	$284.6

      b) Assumptions for pro forma consolidated statement of operations for the year ended December 31, 2003.

(i) Amortization expense has been increased by $0.8 million to reflect harmonization of accounting policies described in Note 2.

(ii) Amortization expense has been increased by $6.4 million to reflect the impact of revised carrying values of capital assets resulting from the allocation of the purchase price.

(iii) Additional interest expense of $10.4 million has been recorded to reflect the U.S. $110 million Senior Notes financing, as if it had occurred on January 1, 2003.

(iv) Amortization of deferred financing costs and debt discount of $1.7 million has been charged to Finance expense.

(v) Selling and administration has been decreased by $5.2 million to reflect sales commissions paid by Voyageur for sales made via brokerage services that will no longer be paid by the Company, as it does not sell through brokers.

(vi) Management fees of $2.0 million ($0.6 million in costs of products sold and $1.4 million in selling and administration) for services previously provided by significant shareholders under contractual terms have been removed, net of the estimated costs of the Company providing equivalent services. These services will be provided within the Company’s existing management structure.

(vii) The unrealized increase in the fair value of preferred Class A shares of $16.3 million has been removed for the purposes of preparing the pro forma consolidated statement of operations, as this charge would not be included in the consolidated statement of operations subsequent to the completion of the acquisition.

(viii) A decrease in income tax expense of $4.3 million has been recorded to reflect the tax effect of items (i) thorough (vii) above.

      c) Assumptions for pro forma consolidated statement of operations for the period from January 1 to May 19, 2004.

(i) Amortization expense has been decreased by $0.03 million to reflect the harmonization of accounting policies described in Note 2.

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Financial Statements — (Continued)

(Unaudited)

4) Pro Forma Assumptions Related to Acquisition and Financing of Voyageur (Continued)

(ii) Amortization expense has been increased by $2.5 million to reflect the impact of revised carrying values of capital assets resulting from the allocation of the purchase price.

(iii) Additional interest expense of $2.4 million has been recorded to reflect the U.S. $110 million Senior Notes financing, as if it had occurred on January 1, 2003.

(iv) Amortization of deferred financing costs and debt discount of $0.4 million has been charged to Finance expense.

(v) Selling and administration has been decreased by $2.8 million to reflect sales commissions paid by Voyageur for sales made via brokerage services that will no longer be paid by the Company, as it does not sell through brokers.

(vi) Management fees of $0.7 million ($0.2 million in cost of products sold and $0.5 million in selling and administration) for services previously provided by significant shareholders under contractual terms have been removed. These services will be provided within the Company’s existing management structure.

(vii) The unrealized increase in the fair value of preferred Class A shares of $3.1 million has been removed for the purposes of preparing the pro forma consolidated statement of operations as this charge would not be included in the consolidated statement of operations subsequent to the completion of the acquisition.

(viii) A decrease in income tax expense of $0.6 million has been recorded to reflect the tax effect of items (i) thorough (vii) above.

5) Pro Forma Assumptions Related to Refinancing of Senior Notes Completed on March 3, 2004

      On March 3, 2004, the Company completed an offering of US$210 million principal amount of 6.750% Senior Notes due March 15, 2014 for the purpose of refinancing substantially all of its 13.875% Senior Secured Notes due July 15, 2007 and its 12 1/2% Senior Secured Notes due July 15, 2007.

      The pro forma consolidated statements of operations reflect the reduced interest expense assuming that US$210 million of the total outstanding indebtedness was refinanced on January 1, 2003. No other pro forma adjustments have been made in respect of this refinancing. The impact of the refinancing on the statement of operations is as follows:

      a) For the year ended December 31, 2003, interest expense has been decreased by $18.2 million and income tax expense has been increased by $6.4 million.

      b) For the six months ended June 30, 2004, interest expense has been decreased by $2.9 million and income tax expense has been increased by $1.0 million.

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Financial Statements — (Continued)

(Unaudited)

6) U.S. GAAP Reconciliation

      The pro forma consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

      Adjustments to earnings

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2004	2003

Pro forma net income in accordance with Canadian GAAP	$234,539	$192,556
Reversal of amortization of capitalized start-up costs, net of future income taxes(1)	818	910

Pro forma net income in accordance with U.S. GAAP	$235,357	$193,466

Pro forma basic and diluted earnings per share in accordance with U.S. GAAP	$16.16	$13.29

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

US$450,000,000

US$275,000,000 7 1/4% Senior Notes due 2012

US$175,000,000 Senior Floating Rate Notes due 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      The article (the “Articles”) of the Registrant provide that, subject to the Company Act (British Columbia) and the Articles, the directors shall cause the Registrant to indemnify: (i) a present or former director of the Registrant; (ii) a present or former officer of the Registrant; (iii) a person who acts or has acted as a director or officer of corporation which is a subsidiary of the Registrant or (if such person acted at the request of the Registrant) of any other corporation of which the Registrant is or was a shareholder (each such corporation referred to herein as “such corporation”); and (iv) the respective heirs and legal representatives of each of the persons designated in (i) through (iii) of this paragraph, against all costs, charges and expenses whatsoever, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by the person, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of the Registrant or such corporation, provided that the person acted honestly and in good faith with a view to the best interests of the corporation of which the person is or was a director or officer and, in the case of a criminal or administrative action or proceeding provided that the person had reasonable grounds for believing that his conduct was lawful or duly authorized. The Registrant shall apply to the Court for all approvals of the Court which may be required to make any indemnity referred to in the Articles effective and enforceable.

      A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures its directors and officers and those of its subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

      Reference is made to Item 22 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”).

Item 21.	Exhibits and Financial Statement Schedules

A.	Exhibits

      The following exhibits are attached hereto:

Exhibit
Number		Title

‡3	.1	Articles of Incorporation of Ainsworth
‡3	.2	By-laws of Ainsworth
†††3	.3	Certificate of Amalgamation of Ainsworth Engineered Corp.
†††3	.4	Articles of Association of Ainsworth Engineered Corp.
#3	.5	Certificate of Formation of Ainsworth Engineered (USA), LLC
#3	.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC
#4	.1	Indenture dated as of September 22, 2004 among the Registrant, Ainsworth Engineered Corp. and the Bank of New York
#4	.2	First Supplemental Indenture dated as of September 22, 2004 to the Indenture dated as of September 22, 2004
4.3		Form of 7 1/4% Senior Note due October 1, 2012 (included in Exhibit 4.1)
4.4		Form of Senior Floating Rate Note due October 1, 2010 (included in Exhibit 4.1)
#4	.5	Exchange and Registration Rights Agreement, dated as of September 22, 2004, among the Registrant, Deutsche Bank Securities Inc. and Goldman, Sachs & Co.
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the securities offered hereby
5.2		Opinion of Borden Ladner Gervais LLP as to the legality of the issuance of the securities
5.3		Opinion of Stewart McKelvey Stirling Scales as to the legality of the issuance of the guarantee by Ainsworth Engineered Corp.

Exhibit
Number		Title

*10	.1	Memorandum of Agreement dated December 9, 1999, between the Registrant and Grant Forest Products Corp.
††10	.2	Promissory Note in favor of the Registrant from Snow Mtn. Contracting Ltd. in the amount of Cdn$554,216, dated February 12, 2002
††10	.3	Management and Consulting Agreement between the Registrant and 2468 Holdings Ltd., dated April 25, 1999
‡10	.4	Pulpwood Agreement No. 16, dated April 26, 1990, and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and the Registrant, as amended.
*10	.5	Forest License A18700, dated March 24, 1998, and made between The Regional Manager, on behalf of Her Majesty the Queen in the Right of the Province of British Columbia and the Registrant
††10	.6	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation
‡10	.7	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level
‡‡10	.8	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level
‡‡10	.9	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level
‡‡10	.10	Forest Management Agreement, dated June 25, 2002, and made between Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.
*10	.11	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie
††10	.12	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie
**10	.13	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”)
**10	.14	Security Pledge Agreement dated February 12, 2001 between the Company and the Security trustee
**10	.15	Assignment of Agreement dated February 12, 2001 between the Company and Steen River, as borrowers and the Security Trustee
†10	.16	Indenture dated as of July 10, 1997, among Ainsworth Lumber Co. Ltd., Ainsworth Lumber Inc. and Bank of Montreal Trust Company
**10	.17	First Supplemental Indenture, dated as of February 14, 2000, to the Indenture dated as of July 10, 1997
‡‡10	.18	Second Supplemental Indenture, dated as of December 20, 2001 to the Indenture dated as of July 10, 1997
‡‡10	.19	Third Supplemental Indenture dated as of February 27, 2004 to the Indenture dated as of July 10, 1997
‡‡10	.20	Fourth Supplemental Indenture dated as of May 19, 2004 to the Indenture dated as of July 10, 1997
#10	.21	Fifth Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of July 10, 1997
††10	.22	Indenture dated as of December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River Forest Products Ltd. And the Bank of Nova Scotia Trust Company of New York
‡‡10	.23	First Supplemental Indenture, dated as of February 27, 2004 to the Indenture dated as of December 20, 2001
‡‡10	.24	Second Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of December 20, 2001
#10	.25	Form of Third Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of December 20, 2001
‡‡10	.26	Indenture dated as of March 3, 2004 between Ainsworth Lumber Co. Ltd and The Bank of New York
‡‡10	.27	First Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of March 3, 2004
#10	.28	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of March 3, 2004

Exhibit
Number		Title

‡‡10	.29	Indenture, dated as of May 19, 2014, between the Registrant and The Bank of New York
‡‡10	.30	First Supplemental Indenture, dated as of May 19, 2004, to the Indenture dated as of May 19, 2004
#10	.31	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of May 19, 2004
**10	.32	Loan Agreement dated February 12, 2001 between the Company and Steen River, as borrowers, and HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corporation, as lenders
***10	.33	Loan Agreement dated March 15, 2004 between Ainsworth Lumber Co. Ltd. And GMAC Commercial Finance Corporation — Canada
***10	.34	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation Abitibi-Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.
#10	.35	Asset Purchase Agreement, dated as of August 25, 2004, between Ainsworth Lumber Co. Ltd. and Potlatch Corporation
***21	.1	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of KPMG LLP (Canada)
23.3		Consent of KPMG LLP (USA)
23.4		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.5		Consent of Borden, Ladner Gervais LLP (included in Exhibit 5.2)
23.6		Consent of Stewart McKelvey Stirling Scales (included in Exhibit 5.3)
#24	.1	Powers of Attorney
#25	.1	Form T-1 Statement of Eligibility of the Trustee
#99	.1	Form of Letter of Transmittal
#99	.2	Form of Notice of Guaranteed Delivery
#99	.3	Form of Letters to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
#99	.4	Form of Brokers’ Letter to Clients
#99	.5	Form of Instructions to Registered Holder

#	Filed previously.

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 8, 2001.

***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4, filed by the Registrant and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346).

‡	Incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on April 16, 2002 (No. 333-83230).

††	Incorporated by reference to the Registration Statement on Form F-4, filed by the Registrant on June 2, 2004 (No. 333-116068).

‡‡	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4, filed by the Registrant and Ainsworth Engineered Corp. on July 15, 2004 (No. 333-116068)

B.	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in our consolidated financial statements and related notes.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes: (i) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to: (1) include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (2) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (3) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (ii) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (iii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and (iv) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents files subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on February 18, 2005.

AINSWORTH LUMBER CO. LTD.

By:	/s/ ROBERT ALLEN

Robert Allen

Chief Financial Officer

      Pursuant to the requirements of the Securities Act, this registration statement has been signed below by or on behalf of the following persons in the capacities indicated and on February 18, 2005.

Signature	Title

* Brian E. Ainsworth	Chairman and Chief Executive Officer, Director (Principal Executive Officer)

D. Allen Ainsworth	President and Director

/s/ ROBERT ALLEN Robert Allen	Senior Vice-President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Catherine E. Ainsworth	Chief Operating Officer & Corporate Secretary

* David Ainsworth	Director

* Susan Ainsworth	Director

* K. Gordon Green	Director

* Morley Koffman	Director

* W. Gordon Lancaster	Director

* Ron Anderson	Director

*By: /s/ ROBERT ALLEN Name: Robert Allen Title: Attorney-in-fact

AUTHORIZED U.S. REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act, the authorized representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Ainsworth Lumber Co. Ltd. in the United States, in the City of Newark, State of Delaware, on February 18, 2005.

PUGLISI & ASSOCIATES
(Authorized United States Representative)

By:	/s/ DONALD J. PUGLISI

Donald J. Puglisi
Managing Director

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on February 18, 2005.

AINSWORTH ENGINEERED CORP.

By:	/s/ ROBERT ALLEN

Robert Allen
Chief Financial Officer

      Pursuant to the requirements of the Securities Act, this registration statement has been signed below by or on behalf of the following persons in the capacities indicated and on February 18, 2005.

Signature	Title

* Brian E. Ainsworth	President and Director (Principal Executive Officer)

* D. Michael Ainsworth	Executive Vice President

/s/ ROBERT ALLEN Robert Allen	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Catherine E. Ainsworth	Secretary and Director

*By: /s/ ROBERT ALLEN Name: Robert Allen Title: Attorney-in-fact

AUTHORIZED U.S. REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act, the authorized representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Ainsworth Engineered Corp. in the United States, in the City of Newark, State of Delaware, on February 18, 2005.

PUGLISI & ASSOCIATES
(Authorized United States Representative)

By:	/s/ DONALD J. PUGLISI

Donald J. Puglisi
Managing Director

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on February 18, 2005.

AINSWORTH ENGINEERED (USA), LLC

By:	/s/ CATHERINE E. AINSWORTH

Catherine E. Ainsworth
President

      Pursuant to the requirements of the Securities Act, this registration statement has been signed below by or on behalf of the following persons in the capacities indicated and on February 18, 2005.

Signature	Title

* Catherine E. Ainsworth	President (Principal Executive Officer)

/s/ ROBERT ALLEN Robert Allen	Treasurer (Principal Financial Officer and Principal Accounting Officer)

*By: /s/ ROBERT ALLEN Name: Robert Allen Title: Attorney-in-fact

AUTHORIZED U.S. REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act, the authorized representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Ainsworth Engineered (USA), LLC in the United States, in the City of Newark, State of Delaware, on February 18, 2005.

PUGLISI & ASSOCIATES
(Authorized United States Representative)

By:	/s/ DONALD J. PUGLISI

Donald J. Puglisi
Managing Director

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on February 18, 2005.

AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP,

By its General Partner, Ainsworth Lumber Co. Ltd.

By:	/s/ ROBERT ALLEN

Robert Allen

Chief Financial Officer

AUTHORIZED U.S. REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act, the authorized representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Ainsworth Engineered Canada Limited Partnership, in the City of Newark, State of Delaware, on February 18, 2005.

PUGLISI & ASSOCIATES
(Authorized United States Representative)

By:	/s/ DONALD J. PUGLISI

Donald J. Puglisi
Managing Director

EXHIBIT INDEX

Exhibit
Number		Description

‡3	.1	Articles of Incorporation of Ainsworth
‡3	.2	By-laws of Ainsworth
†††3	.3	Certificate of Amalgamation of Ainsworth Engineered Corp.
†††3	.4	Articles of Association of Ainsworth Engineered Corp.
#3	.5	Certificate of Formation of Ainsworth Engineered (USA), LLC
#3	.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC
#4	.1	Indenture dated as of September 22, 2004 among the Registrant, Ainsworth Engineered Corp. and the Bank of New York
#4	.2	First Supplemental Indenture dated as of September 22, 2004 to the Indenture dated as of September 22, 2004
4.3		Form of 7 1/4% Senior Note due October 1, 2012 (included in Exhibit 4.1)
4.4		Form of Senior Floating Rate Note due October 1, 2010 (included in Exhibit 4.1)
#4	.5	Exchange and Registration Rights Agreement, dated as of September 22, 2004, among the Registrant, Deutsche Bank Securities Inc. and Goldman, Sachs & Co.
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the securities offered hereby
5.2		Opinion of Borden Ladner Gervais LLP as to the legality of the issuance of the securities
5.3		Opinion of Stewart McKelvey Stirling Scales as to the legality of the issuance of the guarantee by Ainsworth Engineered Corp.
*10	.1	Memorandum of Agreement dated December 9, 1999, between the Registrant and Grant Forest Products Corp.
††10	.2	Promissory Note in favor of the Registrant from Snow Mtn. Contracting Ltd. in the amount of Cdn$554,216, dated February 12, 2002
††10	.3	Management and Consulting Agreement between the Registrant and 2468 Holdings Ltd., dated April 25, 1999
‡10	.4	Pulpwood Agreement No. 16, dated April 26, 1990, and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and the Registrant, as amended.
*10	.5	Forest License A18700, dated March 24, 1998, and made between The Regional Manager, on behalf of Her Majesty the Queen in the Right of the Province of British Columbia and the Registrant
††10	.6	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation
††10	.7	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level
‡‡10	.8	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level
‡‡10	.9	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level
‡‡10	.10	Forest Management Agreement, dated June 25, 2002, and made between Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.
*10	.11	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie
††10	.12	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie
**10	.13	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”)
**10	.14	Security Pledge Agreement dated February 12, 2001 between the Company and the Security trustee
**10	.15	Assignment of Agreement dated February 12, 2001 between the Company and Steen River, as borrowers and the Security Trustee

Exhibit
Number		Description

†10	.16	Indenture dated as of July 10, 1997, among Ainsworth Lumber Co. Ltd., Ainsworth Lumber Inc. and Bank of Montreal Trust Company
**10	.17	First Supplemental Indenture, dated as of February 14, 2000, to the Indenture dated as of July 10, 1997
‡‡10	.18	Second Supplemental Indenture, dated as of December 20, 2001 to the Indenture dated as of July 10, 1997
‡‡10	.19	Third Supplemental Indenture dated as of February 27, 2004 to the Indenture dated as of July 10, 1997
‡‡10	.20	Fourth Supplemental Indenture dated as of May 19, 2004 to the Indenture dated as of July 10, 1997
#10	.21	Fifth Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of July 10, 1997
††10	.22	Indenture dated as of December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River Forest Products Ltd. And the Bank of Nova Scotia Trust Company of New York
‡‡10	.23	First Supplemental Indenture, dated as of February 27, 2004 to the Indenture dated as of December 20, 2001
‡‡10	.24	Second Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of December 20, 2001
#10	.25	Form of Third Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of December 20, 2001
‡‡10	.26	Indenture dated as of March 3, 2004 between Ainsworth Lumber Co. Ltd and The Bank of New York
‡‡10	.27	First Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of March 3, 2004
#10	.28	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of March 3, 2004
‡‡10	.29	Indenture, dated as of May 19, 2014, between the Registrant and The Bank of New York
‡‡10	.30	First Supplemental Indenture, dated as of May 19, 2004, to the Indenture dated as of May 19, 2004
#10	.31	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of May 19, 2004
**10	.32	Loan Agreement dated February 12, 2001 between the Company and Steen River, as borrowers, and HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corporation, as lenders
***10	.33	Loan Agreement dated March 15, 2004 between Ainsworth Lumber Co. Ltd. And GMAC Commercial Finance Corporation — Canada
***10	.34	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation Abitibi-Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.
#10	.35	Asset Purchase Agreement, dated as of August 25, 2004, between Ainsworth Lumber Co. Ltd. and Potlatch Corporation
***21	.1	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of KPMG LLP (Canada)
23.3		Consent of KPMG LLP (USA)
23.4		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.5		Consent of Borden, Ladner Gervais LLP (included in Exhibit 5.2)
23.6		Consent of Stewart McKelvey Stirling Scales (included in Exhibit 5.3)
#24	.1	Powers of Attorney

Exhibit
Number		Description

#25	.1	Form T-1 Statement of Eligibility of the Trustee
#99	.1	Form of Letter of Transmittal
#99	.2	Form of Notice of Guaranteed Delivery
#99	.3	Form of Letters to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
#99	.4	Form of Brokers’ Letter to Clients
#99	.5	Form of Instructions to Registered Holder

#	Previously filed.

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 8, 2001.

***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

†	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant on July 30, 1997 (No. 333-7346).

‡	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4, filed by the Registrant and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346).

††	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant on February 19, 2002 (No. 333-83230).

‡‡	Incorporated by reference to the Registration Statement on Form F-4, filed by the Registrant on June 2, 2004 (No. 333-116068).

†††	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4, filed by the Registrant and Ainsworth Engineered Corp. on July 15, 2004 (No. 333-116068).